Exhibit 2

Notice of Annual and Special
Meeting of Shareholders
and Proxy Statement

Thursday, October 27, 2005
at 10:00 a.m. Israel Time
12 Abba Hillel Silver Street
Lod, Northern Industrial Park
Israel

NUR MACROPRINTERS LTD.
12 Abba Hillel Silver Street
Lod, Northern Industrial Park
Israel

NOTICE OF AN ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS To be held on October 27, 2005 10:00 a.m.

To Our Shareholders:

        An annual and special meeting of shareholders of NUR Macroprinters Ltd. (referred hereinafter as “NUR” or the “Company”) will be held at our offices at 12 Abba Hillel Silver Street, Lod, Northern Industrial Park, Israel on October 27, 2005, at 10:00 a.m., Israel time, and thereafter as it may be adjourned from time to time (the “Shareholders Meeting”), to approve the following proposals:

1.     To reelect three members of the Company’s Board of Directors to hold office until the next annual meeting of shareholders and until their respective successors are duly elected and qualified;

2.     To ratify the selection of Kost Forer Gabbay & Kasierer (a member of Ernst & Young Global) as the independent auditors of NUR for the fiscal year ended December 31, 2005, which selection was made by the Audit Committee of the Board of Directors;

3.     To approve a private placement to a group of investors led by Fortissimo Capital Fund G.P., L.P. (“Fortissimo”) of $12 million of NUR’s ordinary shares, nominal value NIS 1.0 each (the “ordinary shares”) and warrants to purchase ordinary shares, pursuant to the terms of that certain Share Purchase Agreement dated as of August 21, 2005, as amended by Amendment Number 1 to Share Purchase Agreement dated as of September 11, 2005, and the transactions contemplated by the Share Purchase Agreement, as amended (the “Fortissimo Private Placement”), including, but not limited, to (a) the election of four directors appointed by Fortissimo, and (b) the management agreement between NUR and Fortissimo.

4.     To approve that certain Debt Restructuring Agreement dated as of September 12, 2005 by and among NUR and its three lender banks (the “Debt Restructuring Agreement”), whose terms include the grant by NUR to the lender banks of warrants to purchase ordinary shares and the transactions contemplated by the Debt Restructuring Agreement;

5.     To amend the Company’s Amended and Restated Articles of Association and Memorandum of Association in order to increase the Company’s authorized share capital by NIS 50,000,000 divided into 50,000,000 ordinary shares, which increase will result in an authorized share capital of NIS 170,000,000 divided into 170,000,000 ordinary shares;

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6.     To amend the provisions of the Company’s Amended and Restated Articles of Association regarding indemnification of the Company’s directors and officers;

7.     To approve, subject to the closing of the Fortissimo Private Placement, the procurement of liability insurance coverage for NUR’s officers and directors to cover each of NUR’s directors and officers who (a) will serve immediately following the completion of the Fortissimo Private Placement or be appointed in the future, and (b) served on NUR’s board prior to the consummation of the Fortissimo Private Placement;

8.     To approve the execution of a replacement form of indemnification agreement with the Company’s officers and each of its directors who are currently serving and will be appointed in the future, including the directors to be appointed by Fortissimo;

9.     To approve and ratify the execution of exculpation letters with each of the Company’s directors who are currently serving and will be appointed in the future, including the directors to be appointed by Fortissimo;

10.     To approve, subject to the closing of the Fortissimo Private Placement, an amendment to the Company’s 2000 Stock Option Plan (the “2000 Option Plan”) to increase the number of ordinary shares authorized for issuance under the 2000 Option Plan by 14,500,000, from 2,997,590 ordinary shares to 17,497,590 ordinary shares and to further increase the available number of ordinary shares authorized for issuance under the 2000 Option Plan by the number of ordinary shares underlying options surrendered (except in the case of surrender for the exercise into shares) or which cease to be exercisable under the Company’s 1995 Stock Option Plan or the 1997 Stock Option Plan;

11.     To approve an amendment to the Company’s 1998 Share Option Plan for Non-Employee Directors (the “1998 Option Plan”) to increase the number of ordinary shares authorized for issuance under the 1998 Option Plan by 500,000, from 250,000 ordinary shares to 750,000 ordinary shares;

12.     To discuss the NUR’s audited financial statements for the year ended December 31, 2004; and

13.     To act upon any other matters that may properly come before the Shareholders Meeting or any adjournment(s) thereof.

        The Board of Directors believes that the proposed Fortissimo Private Placement and the Debt Restructuring Agreement represent the best opportunity available to enable NUR to continue as a going concern and represent the only opportunity for NUR’s shareholders to have a continuing financial interest in NUR’s future. Receipt of the funds from the Fortissimo Private Placement and restructuring of NUR’s existing bank debt is essential in order for NUR to continue as a viable company.

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        The Fortissimo Private Placement and the Debt Restructuring Agreement will significantly dilute your shareholding. However, if shareholders do not approve the proposals necessary to complete the Fortissimo Private Placement and the debt restructuring contemplated by the Debt Restructuring Agreement, NUR may be compelled to cease its operations entirely. If our Company is forced to liquidate, all proceeds will likely go to our secured lenders. Holders of ordinary shares likely would not receive any recovery whatsoever; your existing shares would become worthless.

        Our Board of Directors recommends that you vote in favor of the foregoing proposals, all of which are more fully described in the accompanying Proxy Statement.

        The Company’s Board of Directors has fixed the close of business on September 23, 2005, as the date (the “Record Date”) for determining the holders of record of ordinary shares entitled to notice of, and to vote at, the Shareholders Meeting. Only shareholders of record at the close of business on the Record Date are entitled to notice of, and to vote at, the Shareholders Meeting or any adjournments.

        The Company expects to mail the Proxy Statement and the accompanying form of proxy attached hereto, to shareholders of record (as determined above) on or about October 3, 2005.

        You are cordially invited to attend the Shareholders Meeting. Whether or not you plan to be present at the Shareholders Meeting and regardless of the number of ordinary shares you own, you are requested to complete and return the enclosed proxy, which is solicited by the Company’s Board of Directors, and mail it promptly in the accompanying envelope, so that your votes may be recorded. Under the Company’s Amended and Restated Articles of Association, your proxy must be received by 10:00 a.m., Israel time, on October 25, 2005, to be counted for the Shareholders Meeting. If you attend the Shareholders Meeting, you may revoke your proxy and vote your shares in person. If you are present at the Shareholders Meeting and desire to vote in person, you may revoke your appointment of proxy at the Shareholders Meeting so that you may vote your shares personally.

By Order of the Board of Directors, /S/ Robert F. Hussey —————————————— Robert F. Hussey Acting Chairman of the Board

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NUR MACROPRINTERS LTD.
12 Abba Hillel Silver Street
Lod, Northern Industrial Park
Israel

PROXY STATEMENT FOR AN ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
To be held on October 27, 2005
10:00 a.m.

        The annual and special meeting of shareholders of NUR Macroprinters Ltd. will be held on Thursday, October 27, 2005 at our offices, located at 12 Abba Hillel Silver Street, Lod, Northern Industrial Park, Israel, at 10:00 a.m., Israel time (the “Shareholders Meeting”). The enclosed form of proxy is solicited by our Board of Directors for use at the Shareholders Meeting and at any adjournments of the Shareholders Meeting.

        The proxy materials are being mailed to shareholders on or about October 3, 2005. The attachments hereto do not form a part of the proxy solicitation materials.

        As used in this proxy statement, the terms “NUR,” the “Company,” and “we” each refer to NUR Macroprinters Ltd. and includes its subsidiaries, unless the context otherwise requires.

INFORMATION ABOUT THE SHAREHOLDERS MEETING

Q:	Why am I receiving these materials?

A:	The Company, at the direction of its Board of Directors (the “Board”), is providing these proxy materials to holders of ordinary shares, NIS 1.0 nominal value (the “ordinary shares”), in anticipation of NUR’s annual and special meeting of shareholders, which will take place on October 27, 2005. In addition, NUR is required to obtain the approval of its shareholders for the matters and proposals described in this Proxy Statement.

Q:	What information is contained in these materials?

A:	—	A description of the proposals to be voted on at the Shareholders Meeting; and

—	A description of the voting process.

Also enclosed is:

—	Our annual report on Form 20-F for the fiscal year ended December 31, 2004 and the Company’s Consolidated Financial Statements for the fiscal year ended December 31, 2004 (which do not constitute a part of the proxy solicitation materials);

—	Share Purchase Agreement between NUR and Fortissimo Capital, dated August 21, 2005 in the form attached as Exhibit A;
—	Amendment Number 1 to Share Purchase Agreement between NUR and Fortissimo Capital dated September 11, 2005 in the form attached as Exhibit B;
—	Agreement for Restructuring of Debt of NUR Macroprinters Ltd. between NUR and Bank Hapoalim B.M., Bank Leumi le-Israel B.M. and Israel Discount Bank Ltd. in the form attached as Exhibit C;
—	Term Sheet between Fortissimo Capital Fund G.P., L.P. in the form attached as Exhibit D;
—	A form of indemnification agreements to be entered into with each of the Company’s officers and each of its directors, in the form attached as Exhibit E;
—	An exculpation letter to each of NUR's Directors in the form attached as Exhibit F;
—	A description of our 2000 Stock Option Plan in the form attached as Exhibit G;
—	A description of our 1998 Share Option Plan for Non-Employee Directors in the Form attached as Exhibit H; and
—	a proxy card with a return, pre-paid and addressed envelope.

Q:	What am I being asked to vote on?

A:	We are seeking approval of the following eleven proposals.

—	PROPOSAL 1 To reelect 3 members of the Board of Directors to hold office until the next annual meeting of shareholders and until their respective successors are duly elected and qualified;

—	PROPOSAL 2 To ratify the selection of Kost Forer Gabbay & Kasierer (a member of Ernst & Young Global) as the independent auditors of the Company for the fiscal year ended December 31, 2004, which selection was made by the Audit Committee of the Board of Directors;

—	PROPOSAL 3 We are seeking shareholder approval of the issuance and sale by NUR to Fortissimo Capital Fund G.P., L.P. (“Fortissimo”) and certain other entities (together, the “Fortissimo Investors”) of 34,285,714 ordinary shares at a purchase price per share of $0.35 and warrants to purchase up to an additional 25,714,286 ordinary shares at an exercise price of $0.40 for aggregate consideration of $12 million, and the transactions contemplated by the Share Purchase Agreement, including, but not limited, to (a) the appointment of four members of the Board of Directors to be appointed by the Fortissimo Investors (the “Fortissimo Directors”) to hold office until the next annual meeting of shareholders and until their respective successors are duly elected and qualified, and (b) the approval of the management agreement between NUR and Fortissimo for the services of the Fortissimo Directors, including the chairman, and other professional and management services to be provided to NUR by Fortissimo. The transaction is referred to throughout this proxy statement as the Fortissimo Private Placement;

—	PROPOSAL 4 We are seeking shareholder approval of a debt restructuring agreement, pursuant to which Bank Hapoalim B.M., Bank Leumi le-Israel B.M. and Israel Discount Bank Ltd. (collectively referred hereinafter as the “lender banks”) would convert an aggregate of $14.2 million of NUR’s outstanding bank debt into warrants to purchase up to 8,000,000 ordinary shares at an exercise price of $0.35 per share, and would convert $5 million of NUR’s outstanding bank debt into a non-interest bearing three-year subordinated debt which will be payable only in the event of the liquidation of NUR. The remaining outstanding bank debt will be rescheduled for repayment under a new credit facility. The transaction is referred to throughout this proxy statement as the Debt Restructuring;

—	PROPOSAL 5 We are seeking shareholder approval for an amendment to the Company’s Amended and Restated Articles of Association and Memorandum of Association increasing the Company’s authorized share capital by NIS 50,000,000 divided into 50,000,000 ordinary shares, which increase will result in an authorized share capital of NIS 170,000,000 divided into 170,000,000 ordinary shares;

—	PROPOSAL 6 To amend the provisions of the Company’s Amended and Restated Articles of Association regarding indemnification of the Company’s directors and officers;

—	PROPOSAL 7 To approve, subject to the completion of the Fortissimo Private Placement, the procurement of liability insurance coverage for current and future officers and directors of NUR and/or of companies controlled by NUR for any wrongful act, omission, or event;

—	PROPOSAL 8 To approve the execution of a replacement form of indemnification agreement with the Company’s current and future officers and directors, including the directors to be appointed by Fortissimo;

—	PROPOSAL 9 To approve and ratify the execution of exculpation letters with each of the Company’s current and future directors, including the directors to be appointed by Fortissimo;

—	PROPOSAL 10 To approve, subject to the completion of the Fortissimo Private Placement, an amendment to the Company’s 2000 Stock Option Plan (the “2000 Option Plan”) to increase the number of ordinary shares authorized under the 2000 Option Plan by 14,500,000, from 2,997,590 ordinary shares to 17,497,590 ordinary shares and to further increase the available number of ordinary shares authorized for issuance under the 2000 Option Plan by the number of ordinary shares underlying options surrendered (except in the case of exercise into shares) or which cease to be exercisable under the Company’s 1995 Stock Option Plan or 1997 Stock Option Plan; and

—	PROPOSAL 11 To approve an amendment to the Company’s 1998 Share Option Plan for Non-Employee Directors (the “1998 Option Plan”) to increase the number of ordinary shares authorized under the 1998 Option Plan by 500,000 ordinary shares, from 250,000 ordinary shares to 750,000 ordinary shares.

The Private Placement (PROPOSAL 3) is conditioned upon the completion of the Debt Restructuring (PROPOSAL 4). In turn, the Debt Restructuring is conditioned upon the completion of the Fortissimo Private Placement. The procurement of liability insurance policies (PROPOSAL 6) and the increase of number of shares reserved under the 2000 Option Plan by 14,500,000 ordinary shares (PROPOSAL 10) are conditioned upon the completion of the Fortissimo Private Placement.

Q:	Why is the Company seeking to complete the Fortissimo Private Placement and Debt Restructuring?

From 1996 to 2000, the Company’s annual revenues grew from $17 million to $120 million, and NUR was focused principally on digital printers for both machines and consumables sales. In 2001, NUR experienced a challenging year as a result of a general economic slow down, resulting in a decline in advertising spending. As a result, NUR’s sales declined from 2001 until mid-2003.

In April 2003, the Board recruited a new president and chief executive officer, who quickly recruited a new senior management team with executives from within the technology sector experienced in growing revenue and effecting successful business turnarounds.

The Company has made significant progress during 2003 and 2004 initially by stabilizing NUR’s financial position and then by strengthening NUR’s business and operations on several fronts, including by achieving revenue growth, returning the Company to profitability in the second calendar quarter of 2004 for the first time in three years, reducing operating expenses and losses, and through balance sheet enhancements, process improvements and new financing arrangements. Notwithstanding the progress that NUR has made since mid-2003, the Company continues to face two challenges: attracting new capital and restructuring its bank debt.

The Fortissimo Private Placement and the Debt Restructuring (each of which is conditioned upon successful completion of the other) are jointly intended to address these challenges.

During the fourth calendar quarter of 2004 it became apparent to the Company that it required substantial new equity investment. However, given the Company’s indebtedness and prevailing market conditions, management concluded that it would not be possible to complete a new financing without restructuring the Company’s existing bank debt. The Company’s senior management presented the Chairman of the Board, the Chairman of the Audit Committee, as well as other members of the Board, with a plan for attracting additional financing and restructuring the Company’s debt. On October 26, 2004, the Company approached its lender banks with its proposed plan.

Following several meetings with the lender banks held in October and November 2004, the lender banks made it clear that as a pre-condition to any restructuring discussions, the Company must complete an equity financing.

In December 2004 the Company entered into an investment agreement with Inspire Investment Ltd. (“Inspire”) pursuant to which Inspire agreed to invest $10 million in the Company. In March 2005 the Company and the lender banks entered into a debt restructuring agreement, which was conditioned upon the consummation of the Inspire investment. The Inspire investment was approved at the annual shareholders meeting held on April 17, 2005. In June 2005 the Company was notified by Inspire of its termination of the investment agreement. As a result of the termination of the investment agreement with Inspire, the March 2005 debt restructuring agreement with the lender banks was terminated.

Following termination of the Inspire investment, the Company commenced discussions with several potential investors. Based on these discussions, the Company concluded that Fortissimo’s offer was the most suitable in terms of price, deal structure and time frame.

Following execution of the Share Purchase Agreement with Fortissimo, NUR informed its lender banks of the proposed Fortissimo Private Placement. NUR also extended a proposal to the lender banks to restructure and reschedule the Company’s outstanding debt.

Receipt of the funds from the Fortissimo Private Placement and the completion of the Debt Restructuring are essential to permit NUR to continue as a viable company. Under the current agreements between NUR and its lender banks, the Company is not obligated to make payments under its loan agreements until January 1, 2006, provided, that NUR does not breach its obligations under the loan agreements. Absent the completion of the Debt Restructuring described in PROPOSAL 4, all of NUR’s outstanding bank debt will become due and payable on January 1, 2006. Management does not believe that NUR would be in a position to repay its outstanding bank debt on that date. The Debt Restructuring is conditioned upon the completion of the Fortissimo Private Placement. We believe that the Fortissimo Private Placement and the Debt Restructuring represent the best opportunity available to enable existing holders of ordinary shares to have a continuing financial interest in NUR’s future.

If shareholders do not approve the Fortissimo Private Placement, NUR may be compelled to cease its operations entirely. If the Company is forced to liquidate, all proceeds will go to our secured lenders. As holders of ordinary shares, you would likely receive no recovery whatsoever, and your existing shares would become worthless.

Q:	Why is NUR seeking shareholder approval of the Fortissimo Private Placement and the Debt Restructuring?

A:	(1) Condition to Closing. NUR is required to seek and obtain shareholder approval as a condition to closing of the Fortissimo Private Placement pursuant to the Share Purchase Agreement dated as of August 21, 2005 between NUR and Fortissimo (the “Share Purchase Agreement”), as amended by Amendment Number 1 to Share Purchase Agreement dated as of September 11, 2005. Copies of the Share Purchase Agreement and the Amendment Number 1 to Share Purchase Agreement are attached to this Proxy Statement as Exhibit A and Exhibit B, respectively. NUR is required to seek and obtain shareholder approval as a condition to closing of the Debt Restructuring under the terms of the Debt Restructuring Agreement dated as of September 12, 2005 between NUR, Bank Hapoalim B.M., Bank Leumi le-Israel B.M. and Israel Discount Bank Ltd. (the “Debt Restructuring Agreement”). A copy of the Debt Restructuring Agreement is attached to this Proxy Statement as Exhibit C.

(2) Compliance with Israel’s Companies Law. Section 328 of the Israeli Companies Law, 1999 (the “Companies Law”) provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would hold greater than a 45% interest in the company, unless there is another shareholder holding more than a 45% interest in the company. These requirements do not apply if, in general, the acquisition (1) was made in a private placement that received shareholder approval as a private offering intended to grant the acquirer 45% interest in the company if no other shareholder holds 45% interest in the company, (2) was from a 25% or greater shareholder of the company which resulted in the acquiror becoming a 25% or greater shareholder of the company, or (3) was from a shareholder holding more than a 45% interest in the company which resulted in the acquiror becoming a holder of more than a 45% interest in the company.

Based on the shares outstanding as of September 1, 2005, following the closing of the Fortissimo Private Placement, the Debt Restructuring and the reservation of shares for grant under the Company’s option plans:

—	The ordinary shares (excluding the warrants) to be issued to the Fortissimo Investors in the Fortissimo Private Placement would constitute 56.68% of the Company’s issued share capital (28.66% on a fully diluted basis). The ordinary shares underlying the warrants to be granted to the Fortissimo Investors in the Fortissimo Private Placement would constitute 42.51% of the Company’s issued share capital (21.49% on a fully diluted basis). The ordinary shares to be issued to the Fortissimo Investors and the ordinary shares underlying the warrants to be granted to the Fortissimo Investors in the Fortissimo Private Placement would constitute, in the aggregate, 48.93% of the Company’s share capital on a fully diluted basis; and

—	The ordinary shares underlying the warrants to be granted to the lender banks in the Debt Restructuring would constitute 13.22% of the Company’s issued share capital (6.68% on a fully diluted basis).

Consequently, the Company believes that the completion of the Fortissimo Private Placement would constitute an acquisition of a “controlling interest” under Section 328 of the Companies Law and, therefore, seeks shareholder approval of the Fortissimo Private Placement as a private offering intended to grant Fortissimo an interest in the Company which is greater than 45% while no other shareholder holds 45% interest in the Company.

Q:	How will the shares beneficially owned by Dan Purjes will be voted on the proposals?

Certain shares beneficially owned by Dan Purjes, the former Chairman of NUR and beneficial owner of 36% of NUR’s outstanding ordinary shares, will be voted under a proxy granted by Dan Purjes to the Board.

On January 23, 2005, NUR entered into a Voting Agreement with Dan Purjes pursuant to which Mr. Purjes granted to our Board voting control over 7,706,683 ordinary shares beneficially owned by him, coupled with an irrevocable proxy (the “Proxy”). The shares subject to the proxy are to be voted in any meeting or action of the shareholders and with respect to any matter submitted to the shareholders with the majority of votes of the other shareholders of NUR. In exchange for the voting control over Mr. Purjes’shares, NUR granted to Mr. Purjes a five-year warrant to purchase 3,000,000 ordinary shares at a purchase price per share of $0.75 (the “Purjes Warrant”). At the annual shareholders meeting held on April 17, 2005, NUR’s shareholders approved the grant of the Purjes Warrant.

The Proxy became effective on January 23, 2005, the date of the Voting Agreement, and will terminate when Mr. Purjes is no longer the record holder or beneficial owner of ordinary shares or securities exercisable for or convertible into ordinary shares.

In order to address certain concerns raised by Nasdaq, NUR and Mr. Purjes entered into a Voting Trust Agreement, dated as of March 7, 2005 (the “Voting Trust Agreement”), that amended, and suspended the Voting Agreement. However, as a result of the delisting of our ordinary shares from the Nasdaq SmallCap Market during May 2005, the Voting Trust Agreement was automatically terminated and the Voting Agreement once again became effective.

Q:	How does NUR's Board of Directors recommend that I vote on the proposals?

A:	NUR's Board recommends that you vote your shares:

—	“FOR” each of the nominees to the Board;

—	“FOR” the ratification of the Audit Committee’s appointment of Kost Forer Gabbay & Kasierer as our independent auditors for 2005 and until the next annual meeting of shareholders;

—	“FOR” the Fortissimo Private Placement;

—	“FOR” the Debt Restructuring;

—	“FOR” the amendment of the Company’s Amended and Restated Articles of Association and Memorandum of Association in order to increase the Company’s authorized share capital by NIS 50,000,000 divided into 50,000,000 ordinary shares, which increase will result in an authorized share capital of NIS 170,000,000 divided into 170,000,000 ordinary shares;

—	“FOR” the amendment of the provisions of the Company’s Amended and Restated Articles of Association regarding indemnification of the Company’s directors and officers;

—	“FOR” the procurement of directors’ and officers’ liability insurance coverage for NUR’s current and future officers and directors, including the directors to be appointed by Fortissimo;

—	“FOR” the approval of the execution of a replacement form of indemnification agreement with existing and future officers and Directors of the Company, including the directors to be appointed by Fortissimo;

—	“FOR” the approval and ratification of the execution of exculpation letters with current and future directors, including the directors to be appointed by Fortissimo;

—	“FOR” the adoption of the resolution to increase the number of ordinary shares reserved for issuance under the 2000 Option Plan by additional 14,500,000 ordinary shares and by additional number of shares that will become available from the 1995 Stock Option Plan and the 1997 Stock Option Plan; and

—	“FOR” the adoption of the resolution to increase the number of ordinary shares reserved for issuance under the 1998 Option Plan by additional 500,000 ordinary shares.

Q:	Who is entitled to vote at the Shareholders Meeting?

A:	Only holders of record of ordinary shares at the close of business on September 23, 2005 are entitled to notice of and to vote at the Shareholders Meeting. We refer to this date as the “Record Date.” As of the Record Date, the Company had 26,212,348 ordinary shares outstanding. Each ordinary share is entitled to one vote.

Joint holders of ordinary shares should note that, pursuant to Article 27.6 of the Company’s Amended and Restated Articles of Association, the right to vote at the Shareholders Meeting will be conferred exclusively upon the senior among the joint owners attending the Shareholders Meeting, in person or by proxy, and for this purpose, seniority will be determined by the order in which the names appear in the Company’s register of shareholders.

Q:	Is cumulative voting permitted?

A:	No. The Company's Amended and Restated Articles of Association do not provide for cumulative voting. Each ordinary share is entitled to one vote on each matter to be voted on at the Shareholders Meeting.

HOW TO VOTE YOUR SHARES

Q:	How can I vote my shares?

A:	You may vote by one of the following two ways:

—	Mail. You may vote by mail by signing the enclosed proxy card and mailing it in the enclosed, prepaid and addressed envelope.

—	In person at the Shareholders Meeting. Written ballots will be made available to anyone who is eligible to vote and wishes to vote their shares at the Shareholders Meeting. If you hold your shares in “street name” (that is, through a broker, bank or other nominee), you must request a legal proxy from your broker or other nominee before the Shareholders Meeting to vote at the Shareholders Meeting. See “What is the difference between holding shares as a shareholder of record and as a beneficial owner?” below.

Q:	How are my votes cast when I sign and return a proxy card?

A:	When you sign the proxy card, you appoint David Amir, our President and Chief Executive Officer, as your representative at the Shareholders Meeting. Mr. Amir will vote your shares at the Shareholders Meeting as you have instructed on the proxy card.

A form of proxy for use at the Shareholders Meeting and a return envelope for the proxy are enclosed. Upon the receipt of a properly signed and dated proxy in the form enclosed, which is received in time and not revoked prior to the Shareholders Meeting, Mr. Amir will vote the ordinary shares represented thereby at the Shareholders Meeting in accordance with the instructions indicated on the proxy. In accordance with the Company’s Amended and Restated Articles of Association, your proxy must be received by the Company by 10:00 a.m., Israel time, on October 25, 2005 in order to be counted at the Shareholders Meeting. The Company knows of no other matters to be submitted at the Shareholders Meeting other than as specified in the Notice of Annual and Special Meeting of Shareholders included with this Proxy Statement. If any other business is properly brought before the Shareholders Meeting, however, it is the intention of the person(s) named as proxies to vote in respect thereof in accordance with their best judgment.

Even if you plan to attend the Shareholders Meeting, it is a good idea to complete, sign and return your proxy card in advance of the Shareholders Meeting in case your plans change. This way, your shares will be voted whether or not you actually attend the Shareholders Meeting.

Q:	What is the difference between holding shares as a shareholder of record and as a beneficial owner?

A:	Many NUR shareholders hold their shares through a stockbroker, bank or other nominee rather than directly in their own name. As summarized below, there are some distinctions between shares held of record and shares owned beneficially.

Shareholder of Record

If your shares are registered directly in your name with our transfer agent, Continental Stock Transfer & Trust Company of New York, New York, you are considered, with respect to those shares, the shareholder of record. In such case, these proxy materials are being sent directly to you. As the shareholder of record, you have the right to grant your voting proxy directly to NUR or to vote in person at the Shareholders Meeting. NUR has enclosed a proxy card and a pre-paid and addressed envelope.

Beneficial Owner

If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the beneficial owner of those shares. The shares held by a stock brokerage account or by a bank or other nominee are said to be held in “street name.” If your shares are held in street name, these proxy materials are being forwarded to you by your broker or nominee who is considered, with respect to those shares, the shareholder of record. As the beneficial owner, you have the right to direct your broker as to how to vote your shares for the Shareholders Meeting. You also are invited to attend the Shareholders Meeting. However, since you are not the shareholder of record, you may not vote these shares in person at the Shareholders Meeting, unless you obtain a signed proxy from the record holder (i.e., your broker, bank or other nominee) giving you the right to vote the shares. Your broker or nominee has enclosed a voting instruction card for you to use in directing the broker or nominee regarding how to vote your shares.

Q:	How can I vote my shares without attending the Shareholders Meeting?

A:	Whether you hold shares directly as the shareholder of record or beneficially in street name, you may direct your vote without attending the Shareholders Meeting by completing and mailing your proxy card or voting instruction card in the enclosed prepaid and addressed envelope. Please refer to the enclosed materials for details.

Q:	How can I vote my shares in person at the Shareholders Meeting?

A:	Shares held directly in your name as the shareholder of record may be voted in person at our Shareholders Meeting. If you choose to do so, please bring the enclosed proxy card or proof of identification. Even if you plan to attend the Shareholders Meeting, NUR recommends that you vote your shares in advance as described below so that your vote will be counted if you later decide not to attend our Shareholders Meeting.

Shares held in street name may be voted in person by you only if you obtain a signed proxy from the record holder (i.e., your broker, bank or other nominee) giving you the right to vote the shares.

Q:	Can I change my vote?

A:	Yes. You may change your proxy instructions at any time prior to the vote at the Shareholders Meeting. You may accomplish this be entering a new vote or by granting a new proxy card or new voting instruction card bearing a later date (which automatically revokes the earlier proxy) or by attending the Shareholders Meeting and voting in person. Attendance at the Shareholders Meeting will not cause your previously granted proxy to be revoked unless you specifically so request. There will be no double counting of votes.

Q:	Can I revoke my proxy?

A:	Yes. A shareholder may revoke his/her proxy at any time prior to its exercise by notice in writing to the Secretary of the Company, delivered at the Company’s address above, indicating that his/her proxy is revoked, by submitting another proxy with a later date, or by attending the Shareholders Meeting and voting in person. Please note, however, that if a shareholder’s shares are held of record by a broker, bank or other nominee and that shareholder wishes to vote at the Shareholders Meeting, the shareholder must bring a letter from the broker, bank or other nominee confirming that shareholder’s beneficial ownership of shares.

Q:	What does it mean if I receive more than one proxy card?

A:	It means that you have multiple accounts at the transfer agent and/or with brokers. Please sign and return all proxy cards to ensure that all your shares are voted.

ABOUT VOTING PROCEDURE AT THE SHAREHOLDERS MEETING

Q:	How many votes do you need to hold the Shareholders Meeting?

A:	Shares are counted as present at the Shareholders Meeting if the holder of those shares either is present and votes in person at the Shareholders Meeting or has properly submitted a proxy card.

To conduct business at the Shareholders Meeting, two or more shareholders must be present, in person or by proxy, representing more than 33 1/3%, or 26,212,348, of the 8,737,450 ordinary shares outstanding as of the Record Date, i.e., a quorum.

Ordinary shares represented in person or by proxy (including broker non-votes and shares that abstain or do not vote with respect to one or more of the matters to be voted upon) will be counted for purposes of determining whether a quorum exists. “Broker non-votes” are shares held in a street name by a bank or brokerage firm that indicates on its proxy that it does not have discretionary authority to vote on a particular matter.

If a quorum is not present, the Shareholders Meeting will be adjourned until a quorum is obtained.

Q:	How will votes be counted?

A:	PROPOSAL 1 (election of directors), PROPOSAL 2 (ratification of our auditors), PROPOSAL 3 (approval of the Fortissimo Private Placement), PROPOSAL 4 (approval of the Debt Restructuring), PROPOSAL 5 (approval of the increase of the Company’s authorized share capital), PROPOSAL 6 (amendment of the provisions of the Company’s Amended and Restated Articles of Association regarding directors’ and officers’ indemnification), PROPOSAL 7 (procurement of directors’ and officers’ liability insurance), PROPOSAL 8 (replacement of the form of indemnification agreement), PROPOSAL 9 (approving and ratifying the grant to directors of exculpation letters), PROPOSAL 10 (increasing the number of ordinary shares reserved for issuance under the 2000 Option Plan) and PROPOSAL 11 (increasing the number of ordinary shares reserved for issuance under the 1998 Option Plan) require the affirmative vote of a majority (i.e., more than 50%) of the ordinary shares of the Company voted in person or by proxy at the Shareholders Meeting on the matter presented for passage.

Abstentions and broker non-votes are each included for purposes of determining the presence or absence of a sufficient number of shares to constitute a quorum for the transaction of business. On all matters considered at the Shareholders Meeting, abstentions and broker non-votes will not be treated as either a vote “for” or “against” the matter. A broker non-vote occurs when a nominee holding shares for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary voting power with respect to that proposal and has not received instructions from the beneficial owner.

Q:	Is my vote confidential?

A:	Yes. Only the inspector of elections and certain employees of NUR will have access to your proxy card. The inspector of elections will tabulate and certify the vote. Any comments written on the proxy card will remain confidential unless you ask that your name be disclosed.

HOW TO FIND VOTING RESULTS

Q:	Where do I find the voting results of the Shareholders Meeting?

A:	We plan to announce preliminary voting results at the Shareholders Meeting and will publish the final results in a Form 6-K filed with the SEC promptly following the Shareholders Meeting. You may obtain a copy of the Form 6-K through any of the following means:

—	reviewing our SEC filings under the heading SEC filings within the Investor Relations section of our website at www.nur.com;

—	reviewing our SEC filings through the SEC's EDGAR filing system at www.sec.gov; or

—	contacting the SEC at (800) SEC-0330 for the location of the nearest public reference room.

PRINCIPAL SHAREHOLDERS, DIRECTORS AND EXECUTIVE OFFICERS

        The following table sets forth certain information regarding the beneficial ownership of the Company’s ordinary shares as of September 1, 2005, by each person known by the Company to be the beneficial owner of more than 5% of the outstanding ordinary shares and the ownership of each director and executive officer of the Company. All of the information with respect to beneficial ownership of the ordinary shares is given to the best of the Company’s knowledge.

	Ordinary shares beneficially owned (1)	Percentage of ordinary shares beneficially owned

Dan Purjes(2)	10,879,849	36.46%
United Mizrahi Bank Ltd.(3)	2,945,833	10.98%
Myles Wittenstein	1,656,311	6.25%
Robert F. Hussey	*	*
Lauri A. Hanover	*	*
Koby Shtaierman	*	*
Oded Akselrod	*	*
Tammy Peller	*	*
David Amir	420,070	1.58%
David Seligman	*	*

*	Less than one percent of the outstanding ordinary shares.
(1)	As used in this table, “beneficial ownership” means the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security. For purposes of this table, a person is deemed to be the beneficial owner of securities that can be acquired within 60 days from September 1, 2005, through the exercise of any option or warrant. Ordinary shares subject to options or warrants that are currently exercisable or exercisable within 60 days are deemed outstanding for computing the ownership percentage of the person holding such options or warrants, but are not deemed outstanding for computing the ownership percentage of any other person. The amounts and percentages are based upon 26,205,681 ordinary shares outstanding as of September 1, 2005.
(2)	According to Amendment No. 6 to Schedule 13-D filed by Mr. Purjes with the SEC on March 10, 2005, Mr. Purjes beneficially owned 7,879,849 ordinary shares of the Company. On April 17, 2005, the Company granted to Dan Purjes a warrant to purchase up to 3,000,000 ordinary shares in consideration of Mr. Purjes’ agreement to surrender his voting rights as described in “How will the shares beneficially owned by Dan Purjes will be voted on the proposals?.” Mr. Purjes is the beneficial owner of an aggregate of 10,879,849 ordinary shares or 36.46% percent of the Company’s ordinary shares, as of September 1, 2005.
(3)	The Investment Corp. of United Mizrahi Bank Ltd. notified the Company that effective as of October 20, 2004 it was merged into United Mizrahi Bank Ltd., an Israeli public company traded on the Tel Aviv Stock Exchange (TASE: Mizrahi).

MATTERS SUBMITTED TO SHAREHOLDERS

PROPOSAL 1

ELECTION OF DIRECTORS

        At the Shareholders Meeting, the shareholders will elect Directors to serve on the Board. Our Amended and Restated Articles of Association provide for a Board consisting of no less than four and no more than twelve members, as may be determined from time to time at a general meeting of our shareholders. The Board is currently composed of the following five Directors: Robert F. Hussey, Oded Akselrod, Lauri A. Hanover, Koby Shtaierman and Tamar Peller. Robert F. Hussey, Oded Akselrod and Tamar Peller are standing for reelection. Lauri A. Hanover and Koby Shtaierman are currently serving as our External Directors (as defined by the Companies Law) and their initial three-year term will end on November 18, 2006. Under the terms of the Share Purchase Agreement described in PROPOSAL 3, the Company undertook that upon the completion of the Fortissimo Private Placement the Fortissimo Investors will be entitled to elect majority of the Directors. Therefore, if the Fortissimo Private Placement is completed, Robert F. Hussey and Tamar Peller will resign from their office as Directors. Following such resignation, the Board will be increased by two directors to consist of seven members, four of which will be nominated by Fortissimo as described in PROPOSAL 3. The remaining directors will be Oded Akselrod and our current external directors, Lauri A. Hanover and Koby Shtaierman.

        The Company is unaware of any reason why any of the nominees, if elected, should be unable to serve as a member of the Board. If any of the nominees are unable to serve, David Amir, the person named in the proxy will vote the shares represented thereby “FOR” the election of other nominees proposed by the Board. All nominees listed below have advised the Board that they intend to serve as members of the Board if elected.

        The following information is supplied with respect to each person nominated and recommended to be elected by our Board and is based upon our records and information furnished to the Board by the nominees.

         The nominees for Directors are:

Name	Age	Position with the Company

Robert F. Hussey(1)	56	Acting Chairman and Director
Oded Akselrod(1)	59	Director
Tamar Peller(2)	38	Director

(1)	Member of the Company’s Stock Option & Compensation Committee.
(2)	Member of the Company’s Audit Committee.

        Robert F. Hussey has served as acting chairman of the Board of Directors since December 2004 and as a director of the company since September 1997. Mr. Hussey was the chairman of the Audit Committee until his appointment as acting chairman of the Board. Mr. Hussey is presently the chief operating officer of HC Wainwright and Company, Inc. From June 1991 to April 1997, Mr. Hussey served as the president and chief executive officer of Metrovision of North America. Prior thereto, from 1984 to 1991, Mr. Hussey served as the president, chief executive officer and director of POP Radio Corp., a company which he helped form. From 1979 to 1984, Mr. Hussey served as the vice president/management supervisor for Grey Advertising, Inc. Mr. Hussey is also a director of Digital Lightwave, Inc., Distributed Power Corp., i2Telecom.Com and Axcess International Inc., which are all publicly held companies. Mr. Hussey holds a B.S. degree in Finance from Georgetown University and an MBA degree in International Finance from George Washington University.

        Oded Akselrod has served as a director of NUR since February 2002. Mr. Akselrod was the general manager of the Investment Corp. of United Mizrahi Bank Ltd., a wholly owned subsidiary of United Mizrahi Bank Ltd. that was merged into United Mizrahi Bank Ltd. on October 2004. Prior to joining the Investment Corp. of United Mizrahi Bank, from 1994 to 1997, Mr. Akselrod held the position of general manager of Apex-Leumi Partners Ltd. as well as Investment Advisor of Israel Growth Fund. Prior thereto, from 1991 to 1994, Mr. Akselrod served as general manager of Leumi & Co. Investment Bankers Ltd. Mr. Akselrod began his career in various managerial positions in the Bank Leumi Group including member of the management team of Bank Leumi, deputy head of the international division, head of the commercial lending department of the banking division, member of all credit committees at the Bank, assistant to Bank Leumi’s CEO and head of international lending division of Bank Leumi Trust Company of New York. Mr. Akselrod holds a Bachelor’s degree in Agriculture Economics from Hebrew University, Jerusalem and an M.B.A. degree from Tel Aviv University. Mr. Akselrod is also a director of Moffet Technology Fund Israel Ltd., which is a publicly held company.

        Tamar Peller has served as a director of NUR since December 2004. Ms. Peller is the co-founder and CFO of Rubidium Ltd., a high-tech company specializing in digital voice processing chips and applications. Ms. Peller holds this position since 1997. Prior to this, Ms. Peller was with the high-tech audit group of the accounting firm of Almagor & Co. Ms. Peller holds a B.A. in Accounting and Finance from the College of Management in Tel-Aviv, Israel and she is a certified public accountant. Ms. Peller is a Board Member and the chairman of the Hi-Tech Committee of the Institute of Certified Public Accountants in Israel – Tel-Aviv District. Ms. Peller is an external director and chairman of the audit committee at “Lehava”, a study fund managed by Bank Hapoalim.

        The following information is supplied with respect to our External Directors (whose terms expire on November 18, 2006) and is based upon our records and information furnished to the Board by the nominees. The External Directors are:

        Lauri A. Hanover has served as an external director of NUR since November 2003. Ms. Hanover is the chief financial officer of Lumenis Ltd. since August 2004. Prior to that she served as the corporate vice president and chief financial officer of NICE Systems Ltd. from 2000 to 2004. She previously served as executive vice president and chief financial officer of Sapiens International Corporation N.V., from 1997 to 2000.  From 1984 to 1997, Ms. Hanover served in a variety of financial management positions, including corporate controller at Scitex Corporation Ltd. and from 1981 to 1984 as financial analyst at Philip Morris Inc. (Altria).  Ms. Hanover holds a Bachelor’s degree in finance from the Wharton School of Business and a Bachelor-of-Arts degree from the College of Arts and Sciences, both of the University of Pennsylvania.  Ms. Hanover also holds a Master’s degree in business administration from New York University.  Ms. Hanover has served on the Board of Directors of Nova Measuring Instruments Ltd. since 2000. Ms. Hanover qualifies as an external director according to the Companies Law, 1999.

        Koby Shtaierman has served as an external director of NUR since November 2003. Mr. Shtaierman currently serves as vice president marketing and sales of Advanced Vision Technology Ltd. From 1996 to 1998, Mr. Shtaierman served as vice president of corporate marketing for Tecnomatix Technologies Ltd. From 1985 to 1995, Mr. Shtaierman served as marketing director of the input system division of Scitex Corporation. Prior thereto Mr. Shtaierman held various positions at Israel Aircraft Industries. Mr. Shtaierman holds a B.Sc. and M.Sc. degrees in Electronics and Computer Engineering from the Technion, Haifa. Mr. Shtaierman qualifies as an external director according to the Companies Law, 1999.

Proposal

        At the Shareholders Meeting, the Board will propose that the following resolution be adopted:

        “RESOLVED, to ratify the appointments of Robert F. Hussey, Oded Akselrod and Tamar Peller, as directors of the Company for the coming year until the next annual meeting of the Company’s shareholders and until their respective successors are duly elected.

Board Recommendation

        The Board recommends that the shareholders vote “FOR” all of the nominees to the Board.

Terms of Directors

        The Directors (other than the External Directors) are elected annually at the Company’s annual meeting of shareholders and remain in office until the next annual meeting, unless a Director has previously resigned, vacated his/her office, or was removed in accordance with the Company’s Amended and Restated Articles of Association. In addition, the Board may elect additional Directors to the Board. Pursuant to the Companies Law, the two External Directors of the Board serve for a period of three (3) years unless their office is vacated earlier in accordance with the Company’s then current articles of association and the Companies Law.

Alternate Directors

        The Company’s Amended and Restated Articles of Association provide that, subject to the Board’s approval, a Director may appoint, by written notice to the Company, any individual (subject to Article 37.4 of the Company’s Amended and Restated Articles of Association) to serve as an alternate Director. Any alternate Director shall have all of the rights and obligations of the Director appointing him or her, except the power to appoint an alternate (unless the instrument appointing him or her expressly provides otherwise). The alternate Director may not act at any meeting at which the Director appointing him or her is present. Unless the appointing Director limits the time period or scope of any such appointment, such appointment is effective for all purposes and for an indefinite time, but will expire upon the expiration of the appointing Director’s term. Currently, there are no alternate Directors. To our knowledge, no Director currently intends to appoint any other person as an alternate Director, except if the Director is unable to attend a meeting of the Board.

External Directors

        We are subject to the provisions of the Companies Law, which requires that we have at least two external directors. Under a recent amendment to the Companies Law, at least one of the external directors is required to have “Financial Expertise” and the other external directors are required to have “Professional Expertise.” These requirements are subject to regulations to be promulgated in which the terms “Financial Expertise” and “Professional Expertise” would be defined. This recent amendment does not apply to external directors who were appointed before March 17, 2005 (such as our external directors).

        Under the Companies Law, a person may not be appointed as an external director if he or his relative, partner, employer or any entity under his control has or had during the two years preceding the date of appointment any affiliation with the company, any entity controlling the company or any entity controlled by the company or by this controlling entity. The term affiliation includes: an employment relationship, a business or professional relationship maintained on a regular basis, control, and service as an office holder. No person can serve as an external director if the person’s position or other business creates, or may create, conflicts of interest with the person’s responsibilities as an external director. Until the lapse of two years from termination of office, a company may not engage an external director to serve as an office holder and cannot employ or receive services from that person, either directly or indirectly, including through a corporation controlled by that person.

        Under the Companies Law, external directors must be elected by a majority vote at a shareholders’ meeting, provided that either: (1) the majority of shares voted at the meeting, including at least one-third of the shares of non-controlling shareholders voted at the meeting, vote in favor of the election; or (2) the total number of shares voted against the election of the external director does not exceed one percent of the aggregate voting rights in the company. The initial term of an external director is three years, which term may be extended for an additional three years. Each committee of a company’s board of directors must include at least one external director, and all external directors must serve on the audit committee. NUR’s external directors are currently Lauri A. Hanover and Koby Shtaierman.

Committees of the Board of Directors

        The Company’s Amended and Restated Articles of Association provide that the Board may delegate certain of its powers to committees of the Board, as it deems appropriate, subject to the provisions of the Companies Law.

Audit Committee

        The Audit Committee must be composed of members of the Board who are not employees of NUR and the external directors. In addition, the majority of members of the Audit Committee may not be holders, directly or indirectly, through family members, of more than five percent of the ordinary shares.

        NUR’s Audit Committee, acting pursuant to a written charter, currently consists of Lauri A. Hanover, Koby Shtaierman and Tamar Peller. Approval by the Audit Committee and the Board is required for (i) proposed transactions to which NUR intends to be a party in which an Office Holder has a direct or indirect personal interest, (ii) actions or arrangements which may otherwise be deemed to constitute a breach of fiduciary duty or of the duty of care of an Office Holder to NUR, (iii) arrangements with directors as to the terms of office or compensation, (iv) indemnification of Office Holders, and (v) compensation and scope of work of the independent auditor. Arrangements with directors as to the terms of their service or compensation also require shareholder approval. All arrangements as to compensation of Office Holders who are not directors require approval of the Board. In certain circumstances, the matters referred to in (i), (ii), and (iv) may also require shareholder approval.

        Office Holders (including directors) who have a personal interest in a matter which is considered at a meeting of the Board or the Audit Committee may not be present at such meeting, may not participate in the discussion, and may not vote on any such matter.

        The Audit Committee provides assistance to the Board in fulfilling its legal and fiduciary obligations in matters involving our accounting, auditing, financial reporting, internal control and legal compliance functions by approving the services performed by our independent accountants and reviewing their reports regarding our accounting practices and systems of internal accounting controls. The Audit Committee also oversees the audit efforts of our independent accountants and takes those actions as it deems necessary to satisfy itself that the accountants are independent of management. Under the Companies Law, the Audit Committee also is required to monitor deficiencies in the administration of a company, including by consulting with the internal auditor, and to review and approve related party transactions.

        The Audit Committee has discussed with the independent registered public accounting firm the matters covered by Statement on Auditing Standards No. 61, as well as their independence, and was satisfied as to the independent registered public accounting firm’s compliance with said standards.

Stock Option and Compensation Committee

        In March 1998, NUR established a Stock Option and Compensation Committee to administer NUR’s stock option plans, other than the 1998 Option Plan. The Stock Option and Compensation Committee is charged with administering and overseeing the allocation and distribution of stock options under the approved stock option plans of NUR and approval of the NUR’s executive officers’ annual compensation. The Stock Option and Compensation Committee’s recommendations are subject to the Board’s approval. Under the Companies Law the Board is entitled to delegate to the general manager or person recommended by the general manager the Board’s authority to issue ordinary shares issuable upon exercise or conversion of NUR’s securities. The Stock Option and Compensation Committee is presently composed of three members: Oded Akselrod, Lauri A. Hanover and Robert F. Hussey.

Non-Employee Director Share Option Plan Committee

        In February 1999, NUR established a committee to administer the 1998 Option Plan (the “NEDSOP Committee”). The NEDSOP Committee is charged with administering and overseeing the allocation and distribution of stock options under the 1998 Option Plan. The Companies Law provides that the Board is not entitled to delegate to Board committees its power, among other things, to allocate shares or securities convertible into shares of NUR, except for allocation of shares or securities convertible into shares of NUR relating to employees incentive plans, and employment or salary agreements between NUR and its employees. Accordingly, the NEDSOP Committee recommendations are subject to the Board’s approval.

PROPOSAL 2

REAPPOINTMENT OF INDEPENDENT PUBLIC ACCOUNTANTS

        Shareholders will be asked to approve the appointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, and their affiliates, as our independent auditors for the year ending December 31, 2005 and to authorize the Audit Committee to approve the remuneration of the auditors in accordance with the volume and nature of their services. Kost Forer Gabbay & Kasierer were our auditors for the year ended December 31, 2004.

Audit Committee Pre-Approval Policies and Procedures

        Our Audit Committee has adopted a policy and procedures for the pre-approval of audit and non-audit services rendered by our independent registered public accounting firm, Kost Forer Gabbay & Kasierer, a Member of Ernst & Young Global, and their affiliates. Pursuant to this policy, which is designed to assure that such engagements do not impair the independence of our independent registered public accounting firm, the Audit Committee pre-approves annually a catalog of specific audit and non-audit services in the categories Audit Service, Audit-Related Service and Tax Services that may be performed by our auditors.

        The following table sets forth the total remuneration that was paid by the Company and its subsidiaries to Ernst & Young in each of our previous two fiscal years:

Payments due by periods (in thousands of U.S. dollars)
	2003	2004

Audit fees [1]	360	400
Audit-related fees [2]	120	200
Tax fees [3]	120	100
All other fees [4]	40	20

Total	640	720

Proposal

        At the Shareholders Meeting, the Board will propose that the following resolution be adopted:

        “RESOLVED, that the independent registered public accounting firm of Kost Forer Gabbay & Kasierer (a member of Ernst & Young Global), be, and they hereby are, reappointed as independent public accountants of the Company for the fiscal year ended December 31, 2005, and until the next annual meeting of shareholders, and that the Board, with the approval of the Audit Committee, be, and it hereby is, authorized to determine the compensation of said independent public accountants, considering the volume and nature of their services.”

Board Recommendation

        The Board recommends that the shareholders vote “FOR” ratification of the selection of Kost Forer Gabbay & Kasierer as the independent registered public accounting firm of the Company for the fiscal year ending December 31, 2005 and until the next annual meeting of shareholders.

[1]	Audit fees consist of services that would normally be provided in connection with statutory and regulatory filings or engagements.
[2]	Audit-related fees relate to assurance and associated services that traditionally are performed by the independent accountant, including:
—	attest services that are not required by statute or regulation;
—	accounting consultation and audits in connection with mergers;
—	acquisitions and divestitures; employee benefit plans audits; and
—	consultation concerning financial accounting and reporting standards.
[3]	Tax fees relate to services performed by the tax division for tax compliance, planning, and advice.
[4]	All other fees relate to services that were mainly focused on advisory services pertaining to approved enterprise issues, transfer prices, etc.

PROPOSAL 3

APPROVAL OF THE TERMS OF THE FORTISSIMO PRIVATE PLACEMENT

Background

        The Company’s management has made a significant progress during 2003 and 2004. Notwithstanding the progress that NUR has made since mid-2003, the Company continues to face two challenges: attracting new capital and restructuring its bank debt.

        The Fortissimo Private Placement and the Debt Restructuring (each of which is conditioned upon successful completion of the other) are jointly intended to address these challenges.

        During the fourth calendar quarter of 2004 it became apparent to the Company that its financial condition required substantial new equity investment. However, given the Company’s considerable indebtedness and prevailing market conditions, it was concluded that it would be impossible to attract new financing, without restructuring its bank debt.

        The Company’s senior management presented the Chairman of the Board, the Chairman of the Audit Committee, as well as other members of the Board, with a plan to attract new financing and restructure the Company’s debt. On October 26, 2004, the Company approached the lender banks with a proposed plan.

        Following several meetings with the lender banks held in October 2004 and November 2004, the lender banks made it clear that as a pre-condition to any discussion regarding debt restructuring, the Company must complete an equity financing.

        In December 2004 the Company entered into an investment agreement with Inspire pursuant to which Inspire agreed to invest $10 million in the Company. In March 2005 the Company and the lender banks entered into a debt restructuring agreement which was conditioned upon the consummation of the Inspire investment. The Inspire investment was approved at the annual shareholders meeting held on April 17, 2005. In June 2005 the Company was notified by Inspire of it termination of the investment agreement. As a result of the termination of the investment agreement, the March 2005 debt restructuring agreement with the lender banks was terminated.

        The consummation of the Inspire investment was conditioned, among other things, upon Inspire’s completion of its due diligence review. Inspire claimed in its termination notice that it was not satisfied with the results of its due diligence review and accordingly viewed the investment agreement to be terminated. Inspire refused to provide NUR with a detailed account of the unsatisfactory results of its due diligence to which it referred or to details regarding differences between Inspire’s findings and its expectations.

        Following the termination of the Inspire investment, the Company commenced discussions with several potential investors. Based on these discussions, the Company concluded that Fortissimo’s offer as the most suitable in terms of price, deal structure and time frame.

Share Purchase Agreement

        On August 21, 2005, the Company entered into a Share Purchase Agreement for the sale of ordinary shares to Fortissimo and certain other entities identified in the schedule of investors to the Share Purchase Agreement (i.e., the Fortissimo Investors). On September 11, 2005, the Company and Fortissimo amended the Share Purchase Agreement. The transaction is subject to the closing conditions set forth in the Share Purchase Agreement, as amended, which include obtaining shareholder approval. The following description of the Share Purchase Agreement is qualified in it entirety by reference to the Share Purchase Agreement and the amendment thereto attached as Exhibit A and Exhibit B.

        Key terms of the Share Purchase Agreement, as amended, are as follows:

        The Company will sell 34,285,714 ordinary shares (the “Fortissimo Shares”) to the Fortissimo Investors, for an aggregate purchase price of $12 million. The purchase price per share is $0.35, which was higher than the closing bid price of our ordinary shares on August 19, 2004 (2 days prior to the date on which the Share Purchase Agreement was executed). The Fortissimo Investors also will receive warrants to purchase up to 25,714,286 ordinary shares at an exercise price of $0.40 per share (the “Fortissimo Warrants”). The Fortissimo Warrants will have a 5-year term.

        If prior to the closing of the Fortissimo Private Placement (the “Closing”), Fortissimo becomes aware of an “adverse event”, then, Fortissimo may decide not to proceed with the Fortissimo Private Placement. The term “adverse event” is defined as:

—	circumstances not in the Company’s ordinary course of business that are unknown to the Company or are known to the Company and not reported to the Fortissimo Investors, which have, in the aggregate, an adverse effect on the Company of $3 million;

—	circumstances that prevent the Company from holding the general meeting of shareholders for approval of the Fortissimo Private Placement on or before October 30, 2005; or

—	any imposition of value added tax, irrespective of the amount thereof, in connection with the Fortissimo Private Placement and/or the Debt Restructuring. The Company intends to obtain a pre-ruling regarding this issue from the Israeli tax authorities. In the event the Company is not successful in securing this tax ruling, the Fortissimo Private Placement would not occur.

        Assuming (1) the closing of the Fortissimo Private Placement, (2) the closing of the Debt Restructuring and (3) the reservation of shares for grant under the Company’s option plans:

—	The Fortissimo Shares (excluding the warrants) represent 56.68% of the Company’s issued share capital (28.66% on a fully diluted basis). The ordinary shares underlying the Fortissimo Warrants (the “Fortissimo Warrant Shares”) represent 42.51% of the Company’s issued share capital (21.49% on a fully diluted basis). The Fortissimo Shares and the Fortissimo Warrant Shares would constitute, in the aggregate, 48.93% of the Company’s share capital on a fully diluted basis.

—	The ordinary shares underlying the warrants to be granted to the lender banks in the Debt Restructuring represent 13.22% of the Company’s issued share capital (6.68% on a fully diluted basis).

        The purchase price of $12 million will be paid in three installments. $5 million will be paid at the Closing, $5 million within ninety days following the Closing, and the remaining $2 million on the first anniversary of the Closing. At the Closing the Company will sell to the Fortissimo Investors, against the payment of the first installment, the respective number out of the Fortissimo Shares and Fortissimo Warrants, and the remaining Fortissimo Shares and Warrants (the “Escrow Securities”) will be issued to an escrow agent. The escrow agent will release the Escrow Securities to the Fortissimo Investors upon payment of the second and third installments, as applicable. Until the date of payment of the second installment or third installment, as applicable, the escrow agent will vote, execute written instruments and/or exercise any other rights of holders in connection with the Escrow Securities pursuant to the written instructions of Fortissimo.

        On August 30, 2005 the Fortissimo Investors deposited with the escrow agent an amount of $1 million. If the Closing takes place, the escrow amount will be transferred to the Company as part of the aggregate purchase price. In the event that the Closing does not take place due to the occurrence of an “adverse event,” or the Company’s failure to effect the Closing, then, the escrow amount will be returned to the Fortissimo Investors. If the Closing does not take place due to Fortissimo’s election for reasons other than the occurrence of an “adverse event,” then, escrow amount will be transferred to the Company as an investment by the Fortissimo Investors at a purchase price of $0.35 per share.

        If a Fortissimo Investor fails to pay its portion of the second or third installments when due, as applicable, then, all the then remaining Escrow Securities held for the benefit of such Fortissimo Investor will be cancelled by the Company in accordance with applicable law.

        Consummation of the transactions contemplated by the Share Purchase Agreement is subject, in addition to receipt of shareholder approval, to the following additional closing conditions, which may be waived by the Fortissimo Investors:

—	receipt of any required regulatory or governmental approvals;

—	execution of the Debt Restructuring Agreement;

—	the lender banks' approval of the Fortissimo Private Placement and the transactions contemplated thereunder; and

—	written confirmation from the Company that it views the Voting Agreement by and among the Company and Dan Purjes, dated January 23, 2005 to be in full force and effect, and that it has not waived and/or amended any term thereunder.

        Under a registration rights agreement entered into among the Company, the Fortissimo Investors and the lender banks, the Company may be required by the Fortissimo Investors to register for resale the Fortissimo Shares and the Fortissimo Warrant Shares.

        Each of the Company and the Fortissimo Investors has made representations, warranties and undertakings, including indemnifications obligations, standard for a transaction of this type.

        Under the Share Purchase Agreement, the Company has agreed that until October 20, 2005, it will not solicit, negotiate and/or accept any financing or investment offers by others, or declare or make any distribution to shareholders or enter into any new interested party transaction without Fortissimo’s consent.

Election of the Fortissimo Directors

        Under the terms of the Share Purchase Agreement, the Company has agreed to take certain steps following the Closing to ensure that the Fortissimo Investors shall be able to elect a majority of the Board of Directors, including the Chairman of the Board. Under the Company’s Amended and Restated Articles of Association, the Board may from time to time elect one of its members to be the chairman of the Board, remove such chairman from office and appoint another in his place. Fortissimo proposes to elect the four nominees named below (the “Fortissimo Directors”). Upon the completion of the Fortissimo Private Placement Robert F. Hussey and Tamar Peller will resign from their office as Directors. Following such resignation, the Board will be increased by two directors to consist of seven members, four of which will be nominated by Fortissimo as described in PROPOSAL 3. The remaining directors will be Oded Akselrod and our current external directors, Lauri A. Hanover and Koby Shtaierman.

        The Company is unaware of any reason why any of the nominees, if appointed, should be unable to serve as a member of the Board. If any of the nominees are unable to serve, David Amir, the person named in the proxy will vote the shares represented thereby “FOR” the appointment of other nominees proposed by the Fortissimo Investors.

        The following information is supplied with respect to each of the Fortissimo Directors and is based upon information furnished to the Board by the nominees.

        The nominees for Fortissimo Directors are:

Name	Age

Yuval Cohen	43
Eli Blatt	43
Marc Lesnick	38
Shmoulik Barashi	43

        Yuval Cohen is the managing partner of Fortissimo, a technology focused growth equity fund. Prior to founding Fortissimo, Mr. Cohen was a General Partner at Jerusalem Venture Partners (“JVP”), an international venture capital firm with over $650 million under management. Mr. Cohen led investments in, and served on boards of numerous companies, including:  PowerDsine Ltd. (Nasdaq: PDSN), Precise Software Solutions, Inc. (sold to Veritas Software Corporation. Nasdaq: PRSE), T.sqware, Inc. (sold to Globespan Inc. Nasdaq: GSPN), Sheer Networks (sold to Cisco Systems Inc.: Nasdaq: CSCO), Sphera Corporation, Teleknowledge Group, Celltick Technologies, and Quarry Technologies. Prior to joining JVP, Mr. Cohen held various executive positions in the Silicon Valley. Mr. Cohen was the Vice President of Business Development and also served as the General Manager of the licensing division at DSP Group, Inc. (Nasdaq: DSPG).  In addition,  Mr. Cohen served as the Vice President of Marketing at VDOnet Corporation and as the Assistant to the President of Intel Capital at Intel Corporation (Nasdaq: INTC). Mr. Cohen also serves as the Chairman of the Board of Directors of Telrad Networks Ltd. (“Telrad”), a Fortissimo portfolio company. Mr. Cohen received an MBA from the Harvard Business School and a B.Sc. in Industrial Engineering from Tel Aviv University.

        Eli Blatt is a partner at Fortissimo. Prior to joining Fortissimo, Mr. Blatt was the CFO and VP operations of Noosh, Inc., a supplier of print management solutions. At Noosh, Mr. Blatt was responsible for the general management of finance and operations. In that capacity he managed the company’s M&A strategy and initiatives. Prior to joining Noosh, Mr. Blatt was the Director of Operations at CheckPoint Software Technologies Inc. (Nasdaq: CHKP), the worldwide leader in securing the Internet. At Checkpoint he was responsible for OEM operations, product licensing and customer service. Mr. Blatt was previously the Operations controller at Madge Networks (sold to Lucent – NYSE: LU). Prior to joining Madge, Mr. Blatt held senior Finance and Operations positions in Israel at Intel and Israel Chemicals. Mr. Blatt also serves on the Board of Directors of Telrad, a Fortissimo portfolio company. Mr. Blatt received an MBA degree, from Indiana University and a B.Sc. degree in Industrial Engineering from Tel-Aviv University.

        Marc Lesnick is a partner at Fortissimo. Prior to joining Fortissimo, Mr. Lesnick was the Managing Director at Jerusalem Global, a boutique investment bank that specialized in financings of Israeli based technology startup companies. Mr. Lesnick was instrumental in raising in excess of $250 million for 35 companies, several of which later went public or were acquired. Mr. Lesnick was also part of the founding team of a spin off of Jerusalem Global, which specialized in raising private equity for technology startup companies. The company was sold in 2001 to a US based incubator. Prior to joining Jerusalem Global, Mr. Lesnick served as a senior corporate attorney at the New York offices of Weil, Gotshal & Manges LLP. As a corporate lawyer, Mr. Lesnick led 16 Israeli related transactions and represented many of the leading U.S. investment banks and financial institutions with respect to public and private financings as well as mergers and acquisitions, buyouts, restructurings, reorganizations and securities related activities. Mr. Lesnick also serves on the Board of Directors of Telrad, a Fortissimo portfolio company. Mr. Lesnick received a JD from the University of Pennsylvania and a BA from Yeshiva University.

        Shmoulik Barashi is a partner at Fortissimo. Prior to joining Fortissimo, Mr. Barashi was a senior partner in BDO Ziv Haft, one of the five largest accounting firms in Israel. Ziv Haft is the Israeli representative office of the international accounting firm of BDO. BDO clients in Israel include two of the largest banks and many large public and private companies. At BDO, Mr. Barashi specialized in corporate finance, IPO’s, deal structuring, business consultancy, auditing and tax. Mr. Barashi established a department in the Jerusalem branch that focused on the preparation of business plans and that performed valuation analysis of companies. Mr. Barashi worked closely with several leading Israeli companies whose activities were primarily in the Israeli capital markets and in real estate. Prior to his activity in BDO, Mr. Barashi established his own accounting firm, which he merged into BDO Ziv Haft. Mr. Barashi received an MBA from Hebrew University (specialty – finance) and an LLM from Bar Ilan University. Mr. Barashi is a certified public accountant in Israel.

        For additional information regarding our Board see “PROPOSAL 1.”

        The Fortissimo Directors will not be entitled to remuneration or compensation for their services as directors other than the management fee payable to Fortissimo under the management agreement entered into between the Company and Fortissimo. For additional information regarding the management fee see “PROPOSAL 3: Management Agreement.”

Management Agreement

        The Company and Fortissimo also entered into a management agreement on September 25, 2005 (the “Management Agreement”) which will become effective upon the Closing.

        Key terms of the Management Agreement are as follows:

        Fortissimo, through its employees, officers and directors, will provide management services and advise and provide assistance to the Company’s management concerning the Company’s affairs and business. The Fortissimo Investors will be entitled to elect a majority of the Board, including the chairman of the Board.

        In consideration of the performance of the management services and the Board services hereunder, the Company has agreed to pay to Fortissimo an aggregate annual management services fee in the amount $250,000 plus value added tax pursuant to applicable law.

        The Management Agreement will become effective only upon the Closing and remain in effect for so long as a Fortissimo Director occupies the seat of the chairman of the Board and one additional seat of the Board. Upon Fortissimo dropping below the above threshold the Board may reevaluate the Management Agreement and any revision or amendment of the terms suggested by the Board will require the approvals and corporate under applicable law and the Company’s charter documents.

        Receipt of the funds from the Fortissimo Private Placement is essential if NUR is to continue as a viable company. Under the current agreements between NUR and the lender banks, the Company is not to make any payments under the loan agreements until January 1, 2006, provided, that NUR does not breach its obligations under the loan agreements. Absent the completion of the Debt Restructuring described in PROPOSAL 4, all of NUR’s outstanding bank debt will become due and payable on January 1, 2006. In turn, the Debt Restructuring is conditioned upon the completion of the Fortissimo Private Placement. We believe this proposed investment represents the best opportunity available to enable existing holders of ordinary shares to have a continuing financial interest in NUR’s future.

        This financing will significantly dilute your shareholding. However, if shareholders do not approve PROPOSAL 3, NUR may be compelled to cease its operations entirely. If the Company is forced to liquidate, all proceeds will go to our secured lenders. As holders of ordinary shares, you would likely receive no recovery whatsoever, and your existing shares would become worthless.

        The Board approved the terms of the Fortissimo Private Placement at a meeting held on August 18, 2005. The Audit Committee and the Board approved the Management Agreement at meetings held on September 25, 2005.

Shareholder Approval

        We are seeking shareholder approval of the Fortissimo Private Placement for the following reasons:

(1) Condition to Closing. NUR is required to seek and obtain shareholder approval as a condition to closing of the Fortissimo Private Placement pursuant to the Share Purchase Agreement.

(2) Compliance with Israel’s Companies Law. Section 328 of the Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would hold greater than a 45% interest in the company, unless there is another shareholder holding more than a 45% interest in the company. These requirements do not apply if, in general, the acquisition (1) was made in a private placement that received shareholder approval as a private offering intended to grant the acquirer 45% interest in the company if no other shareholder holds 45% interest in the company, (2) was from a 25% or greater shareholder of the company which resulted in the acquiror becoming a 25% or greater shareholder of the company, or (3) was from a shareholder holding more than a 45% interest in the company which resulted in the acquiror becoming a holder of more than a 45% interest in the company.

Based on the shares outstanding as of September 1, 2005, following the closing of the Fortissimo Private Placement, the Debt Restructuring and the reservation of shares for grant under the Company’s option plans:

—	The Fortissimo Shares (excluding the warrants) to be issued to the Fortissimo Investors in the Fortissimo Private Placement would constitute 56.68% of the Company’s issued share capital (28.66% on a fully diluted basis). The Fortissimo Warrant Shares would constitute 42.51% of the Company’s issued share capital (21.49% on a fully diluted basis). The Fortissimo Shares and the Fortissimo Warrant Shares would constitute, in the aggregate, 48.93 % of the Company’s share capital on a fully diluted basis; and

—	The ordinary shares underlying the warrants to be granted to the lender banks in the Debt Restructuring would constitute 13.22% of the Company’s issued share capital (6.68% on a fully diluted basis).:

        Consequently, the Company believes that the completion of the Fortissimo Private Placement would constitute an acquisition of a “controlling interest” under Section 328 of the Companies Law and, therefore, seeks shareholder approval of the Fortissimo Private Placement as a private offering intended to grant Fortissimo an interest in the Company which is greater than 45% while no other shareholder holds 45% interest in the Company.

Dilutive Effect

        The Fortissimo Private Placement, the Debt Restructuring described in PROPOSAL 4 and the reservation of shares for future grants under the Company’s option plans described in PROPOSAL 10 and PROPOSAL 11 will have, in the aggregate, a highly dilutive effect on current holders of ordinary shares in that the percentage ownership of current NUR shareholders will decline significantly as a result of these transactions and actions. As a result of the Closing of the Fortissimo Private Placement, the Fortissimo Investors will be the holders of 56.68% of the Company’s outstanding ordinary shares. These shareholders, acting together, could exercise significant influence over our business, including the election of our directors and the approval of change in control transactions. This influence may have the effect of delaying or preventing changes in control or changes in management, or limiting the ability of our other shareholders to approve transactions that they may deem to be in their best interest. The number of shares and warrants exercisable into shares to be issued pursuant to the Fortissimo Private Placement, the Debt Restructuring and the reservation of shares for future option grants will increase substantially the currently outstanding number of ordinary shares and securities exercisable into ordinary shares. This means that our current shareholders will own a much smaller interest in NUR as a result of such transactions and will be unable to influence on future corporate actions as Fortissimo will own the percentage required for every action requiring a majority of the ordinary shares.

        For purposes of illustration only, a shareholder who owns 10% of our outstanding ordinary shares as of September 1, 2005, would own:

—	4.33% of the outstanding ordinary shares immediately following the Fortissimo Private Placement (or 2.71% on a fully diluted basis), assuming the issuance of 34,285,714 ordinary shares and warrants to purchase 25,714,286 ordinary shares to the Fortissimo Investors. This represents a dilutive effect of 56.70% (or 72.90% on a fully diluted basis). The dilutive effect on all securityholders, except for the lender banks, will be 56.70% (62.98% on a fully diluted basis);

—	10% of the outstanding ordinary shares immediately following the Debt Restructuring described in PROPOSAL 4 (or 5.87% on a fully diluted basis), assuming the issuance of warrants to purchase 8,000,000 ordinary shares to the lender banks. This represents a dilutive effect of 0% (or 41.30% on a fully diluted basis). The dilutive effect on all securityholders, except for the lender banks, will be 0% (18.49% on a fully diluted basis);

—	10% of the outstanding ordinary shares immediately following the increase of the reservation for options under the 2000 Option Plan described in PROPOSAL 10 and the Company’s 1998 Option Plan described in PROPOSAL 11 (or 5.08% on a fully diluted basis), assuming the aggregate increase of the reservation by 15,000,000 ordinary shares. This represents a dilutive effect of 0% (or 49.20% on a fully diluted basis). The dilutive effect on all securityholders, except for the lender banks, will be 0% (29.84% on a fully diluted basis);

—	4.33% of the outstanding ordinary shares immediately following the Fortissimo Private Placement and the Debt Restructuring (or 2.50% on a fully diluted basis), assuming the issuance of 34,285,714 ordinary shares and warrants to purchase 33,714,286 ordinary shares to the Fortissimo Investors and the lender banks, in the aggregate. This represents a dilutive effect of 56.7% (or 75% on a fully diluted basis). The dilutive effect on all securityholders, except for the lender banks, will be 56.70% (65.84% on a fully diluted basis); and

—	Just 4.33% of the outstanding ordinary shares immediately following the Fortissimo Private Placement, the Debt Restructuring and the increase of the reservation for options under the 2000 Option Plan and the 1998 Option Plan (or 2.19% on a fully diluted basis), assuming the issuance of 34,285,714 ordinary shares and warrants to purchase 33,714,286 ordinary shares to the Fortissimo Investors and the lender banks and the aggregate increase of the option reservation by 15,000,000 ordinary shares, in the aggregate. This represents a dilutive effect of 56.7% (or 78.1% on a fully diluted basis). The dilutive effect on all securityholders, except for the lender banks, will be 56.70% (70.18% on a fully diluted basis).

        The following table reflects the dilutive effect of the Fortissimo Private Placement, the Debt Restructuring and the increase of the reservation of the options under the 2000 Option Plan and the 1998 Option Plan:

	Securities beneficially owned prior to the proposed transactions(1)				Securities offered		Securities beneficially owned after the proposed transactions(2)

Holder	Shares	Outstanding Percent	Warrants(3)	Fully Diluted Percent(4)	Shares	Warrants	Outstanding Shares	Outstanding Percent	Warrants^	Fully Diluted Percent(4)

Current
Holders(5)	26,205,681	100.00%	9,068,604	96.34%	0	0	26,205,681	43.32%	9,068,604	29.49%

Lender Banks	0	0.00%	1,340,000	3.66%	0	8,000,000	0	0.00%	9,340,000	7.81%

Fortissimo
Investors	0	0.00%	0	0.00%	34,285,714	25,714,286	34,285,714	56.68%	25,714,286	50.16%

New ESOP	0	0.00%	0	0.00%	0	15,000,000	0	0.00%	15,000,000	12.54%

Total	26,205,681	100.00%	10,408,604	100.00%	34,285,714	48,714,286	60,491,395	100.00%	59,122,890	100.00%

(1)	As used in this table, “beneficial ownership” means the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security. The amounts and percentages are based upon 26,205,681 ordinary shares and 10,408,604 warrants outstanding as of September 1, 2005.
(2)	The securities beneficially held by a holder assuming (1) the closing of the Fortissimo Private Placement, (2) the closing of the Debt Restructuring, and (3) the increase of the reservation under the 2000 Option Plan and the 1998 Option Plan, and the issuance of 34,285,714 ordinary shares and warrants to purchase 33,714,286 ordinary shares and the reservation of 15,000,000 ordinary shares.
(3)	For purposes of this table, a person is deemed to be the beneficial owner of warrants if such beneficial owner can acquire ordinary shares through the exercise of any option or warrant.
(4)	Assuming all outstanding warrants, options and other securities convertible into ordinary shares are exercised into ordinary shares, including the entire reserve for future grants of options under the Company’s option plans.
(5)	The amounts and percentages include the ordinary shares underlying options under the Company’s existing stock option plans.

        The Fortissimo Investors will not bear the dilution resulting from the Debt Restructuring. Fortissimo Investors will bear the dilution resulting from the aggregate reservation of additional 15,000,000 ordinary shares for future grants under the 2000 Option Plan and the 1998 Option Plan. The Fortissimo Investors would own 56.68% of the outstanding ordinary shares assuming (1) the closing of the Fortissimo Private Placement, (2) the closing of the Debt Restructuring, and (3) the reservation of shares under the 2000 Option Plan and the 1998 Option Plan, and 50.16% of the outstanding shares assuming the exercise and/or conversion of all warrants and options outstanding following the consummation of these transactions.

Proposal

        At the Shareholders Meeting, the Board will propose that the following resolutions be adopted:

        “RESOLVED, that the private placement and the other transactions contemplated by the Share Purchase Agreement between the Company and Fortissimo Capital dated August 21, 2005, as amended on September 11, 2005 pursuant to Amendment Number 1 to the Share Purchase Agreement, including the registration rights agreement, be, and hereby are, approved as a private offering intended to grant Fortissimo an interest in the Company which is greater than 45% while no other shareholder holds 45% interest in the Company.

        RESOLVED, that upon completion of the Fortissimo Private Placement, the Company’s Board of Directors will be composed of seven directors.”

        RESOLVED, to approve, subject to the completion of the Fortissimo Private Placement, the appointment by the Board of Yuval Cohen, Eli Blatt, Marc Lesnick and Shmoulik Barashi as directors of the Company for the coming year until the next annual meeting of the Company’s shareholders and until their respective successors are duly elected.

        RESOLVED, to approve, subject to the closing of the Fortissimo Private Placement, the Management Agreement between NUR and Fortissimo for the services of 4 board members, including the chairman, to be appointed by Fortissimo and other professional and management services to be provided to NUR by Fortissimo and the payment by the Company of an annual management fee in the amount of $250,000 in consideration for such services.”

Board Recommendation

        The Board recommends that the shareholders vote “FOR” the approval of (1) the Fortissimo Private Placement, (2) the appointment of the Fortissimo Directors to the Board, (3) the approval of the Management Agreement, (4) any action undertaken by the Board or by officers of the Company with the approval of the Board, which are deemed by the Board to be necessary or desirable to permit completion of the Fortissimo Private Placement and (5) the ratification of any and all prior actions taken by the Board or the Company’s officers related to the negotiation or execution of the Fortissimo Private Placement.

PROPOSAL 4

APPROVAL OF THE DEBT RESTRUCTURING

Background

        In July 2000, the Company acquired substantially all the assets and assumed certain specified liabilities of Salsa Digital, Ltd. and related entities, previously one of the Company’s competitors in the digital printing market. Under the terms of that agreement, the Company acquired the assets for $30 million, which consisted of $20 million in cash and 666,667 ordinary shares valued (at the time of issuance) at approximately $10 million.

        In July and December 2000, the Company took long-term commercial bank loans of $20 million and $15 million from Bank Hapoalim B.M. (“Bank Hapoalim”) and Bank Leumi le-Israel B.M. (“Bank Leumi”), respectively, primarily to finance the cash portion of the Salsa Digital purchase and other acquisition costs.

        In July 2003 and February 2004 we amended the loan agreement. These amendments provided for a twelve-month grace period regarding the quarterly payments of the principal and a balloon payment of the remainder of the long-term loans in the first quarter of 2006. In addition, NUR undertook to maintain certain financial ratios.

        During 2004 NUR failed to meet certain of the financial covenants governing its long-term and short-term loans.

        The following table shows the outstanding amounts owed to Bank Hapoalim, Bank Leumi and Israel Discount Bank Ltd. (“Discount Bank”) as of September 12, 2005:

	Outstanding Debt (in thousands of U.S. dollars)

	Credit Lines and short-term loans (1)	Long-term loans (2)	Total

Bank Hapoalim	$8,800	$14,225	$23,025
Bank Leumi	$3,350	$12,400	$15,750
Discount Bank	$4,280	-	$4,280

Total	$16,430	$26,625	$43,055

(1)	The short-term loans from Bank Hapoalim, Bank Leumi and Discount Bank bear interest rates ranging between LIBOR plus 2.50% and LIBOR plus 2.75%.
(2)	The long-term loans from Bank Hapoalim and Bank Leumi bear interest rates ranging between LIBOR plus 2.25% and LIBOR plus 2.50%.

        In June 2005, the Company amended the financial covenants governing the loan agreements with our lender banks for the second, third and fourth quarters of 2005. In addition, the lender banks agreed in writing to waive the non-performance by NUR of certain financial covenants for prior periods ended on March 31, 2005.

        Under the terms of the June 2005 agreements with the lender banks, NUR agreed to maintain with respect to the second, third and fourth quarters of 2005:

—	total revenue of not less than $16 million;

—	operating loss not greater than $2 million for the second quarter of 2005 and operating income greater than zero for the third and fourth quarters of 2005;

—	inventory levels of not less than $14 million; and

—	accounts receivable of not less than $7 million.

        The lender banks also agreed that, unless NUR breaches its obligations under the loan agreements, it will not be obligated to repay to the lender banks any amounts on account of principal that are due and payable under the loan agreements until January 1, 2006.

        NUR’s loans are secured by a floating lien on all assets of NUR, a negative pledge of the assets of its subsidiaries, NUR America, NUR Europe, NUR Media Solutions, NUR Asia Pacific and NUR Shanghai and unlimited guarantees by those subsidiaries. The long-term and short-term loans also contain customary events of default, including the failure to pay interest or principal, breach of any obligation, representation or warranty made under the loan agreements, bankruptcy, or a change in control event relating to NUR. The loans are governed by the laws of the State of Israel.

        Following execution of the Share Purchase Agreement with Fortissimo NUR extended a proposal to the lender banks to restructure and reschedule the Company’s outstanding debt.

Debt Restructuring Agreement

        On September 12, 2005, the Company entered into the Debt Restructuring Agreement which calls for the conversion of its outstanding debt into equity (through the issuance to the lender banks of warrants to purchase ordinary shares) and a subordinated debt, and rescheduling the repayment of the remaining balance of its outstanding debt. This transaction is subject to the satisfaction of the closing conditions set forth in the Debt Restructuring Agreement, including shareholder approval of the Debt Restructuring Agreement. The following description of the Debt Restructuring Agreement is qualified in its entirety by reference to the Debt Restructuring Agreement attached as Exhibit C, including all the exhibits and annexes thereto. The Letter of Undertaking attached to the Debt Restructuring Agreement as Exhibit C is a translation of the original Hebrew version of the document.

        The principal terms of the Debt Restructuring Agreement are as follows:

        The lender banks will receive warrants to purchase up to 8,000,000 ordinary shares for an exercise price of $0.35 per share (the “Bank Warrants”) in lieu of the right to receive repayment of $14.2 million of indebtedness.

        If the price per share at which the Fortissimo Investors purchase the Fortissimo Shares or exercise the Fortissimo Warrants is lower than $0.35 per share, then, the exercise price per share of the Bank Warrants shall be reduced so that it is equal to such lower price.

        The lender banks also will convert $5 million of the outstanding bank debt into a 3-year, non-interest bearing subordinated debt, which will be payable upon “liquidation” of the Company only after the lender banks received $15 million as repayment of their outstanding bank debt (the “Subordinated Debt”). Events of “liquidation” are defined as:

—	a bankruptcy, insolvency or reorganization proceeding under any bankruptcy or insolvency or similar law, whether voluntary or involuntary, which is properly commenced by or against the Company, which proceedings are not lifted or stayed within ninety days thereafter;

—	a receiver or liquidator is appointed to all, or substantially all, of the Company’s assets which appointment is not lifted or stayed within ninety days thereafter; or

—	the Company enters into a stay of proceedings pursuant to Section 350 of the Companies Law, 5759 – 1999 which proceedings are not lifted within ninety days (such period of time shall not apply if it prejudices the rights of the lender banks)

        The Subordinated Debt will be assigned by the lender banks to Fortissimo as detailed under “PROPOSAL 4: The Agreement between Fortissimo and the Lender Banks.”

        The Company has agreed to direct the $2 million third installment of the Fortissimo Private Placement investment to repay $2 million of NUR’s bank debt on the first anniversary of the closing of the Fortissimo Private Placement and the Debt Restructuring Agreement. This $2 million repayment of bank debt will consist of $1.9 million of principal and $100,000 of fixed interest.

        The repayment of the Company’s remaining $22 million of outstanding bank debt, after the repayment of the $2 million described above (the “Remaining Debt”) will be rescheduled for repayment under a new credit facility. The credit facility will be divided into a revolving short-term credit line in the amount of approximately $11 million, and a 10-year long-term loan in the amount of $11 million. The revolving credit line is renewable on a yearly basis at the request of the Company for up to six years unless the Company has defaulted on the terms of the credit facility or the lender banks otherwise have the right to demand repayment of the amounts outstanding under the revolving credit line. NUR is required to pay interest on the revolving credit line quarterly. NUR will not be required to make any annual principal payments, payable in four quarterly installments, under the new long-term loan for a period of two years and thereafter is required to make the following principal payments:

Year	Principal Payment Amount
2008	$ 500,000
2009	$ 500,000
2010	$1,000,000
2011	$1,000,000
2012	$1,500,000
2013	$1,500,000
2014	$2,500,000
2015	$2,500,000

        NUR will have the option to repay the aggregate remaining principal under the long-term loan after six years from the inception date of the new credit facility. The revolving credit line and the long term loan under the new credit facility will be subject to immediate repayment upon the occurrence of certain events including default under the terms of the credit facility or other agreements with the lender banks, the creation of certain liens on the Company’s assets, the filing for voluntary liquidation by the Company, a change of control of the Company or certain other events detailed in the Letter of Undertaking attached to the Debt Restructuring Agreement.

        Under the terms of the Debt Restructuring Agreement, NUR has agreed to maintain the following ratios of (1) the Company’s total amounts owed to the Company’s lender banks plus available credit under the new revolving credit facility plus debts of subsidiaries to outside lenders incurred above an aggregate of €2.035 million to (2) EBITDA (as defined in the Letter of Undertaking)

Time Period	Ratio of Debt to EBITDA
Fiscal year ended December 31, 2007	No compliance required.
Fiscal year ended December 31, 2008	13 : 1
Fiscal year ended December 31, 2009	10 : 1
Fiscal year ended December 31, 2010	8 : 1
Fiscal year ended December 31, 2011 and thereafter	6 : 1

        The first measurement of the financial covenants will take place following the end of the third quarter of 2008 based on the Company’s financial results during the first three quarters of 2008, and will measured on a quarterly basis thereafter, which measurement will take into account the previous four calendar quarters. If the Company does not meet the financial covenants mentioned above, it may remedy such default by paying to the lender banks, in a single payment upon the determination of the occurrence of such default principal that would have been paid quarterly during the twelve consecutive calendar months that immediately follow such default.

        The Company has agreed to extend the exercise period of existing warrants to purchase up to 1,340,000 ordinary shares which were previously granted to the lender banks (the “Existing Bank Warrants”) by eighteen months. The exercise prices of the Existing Bank Warrants range from $0.34 to $5.00 per share. The Existing Bank Warrants’ weighted average exercise price is $0.96 per share.

        Under a registration rights agreement entered into among the Company, the Fortissimo Investors and the lender banks, the Company may be required by the lender banks to register for resale the shares underlying the Bank Warrants (the “Bank Warrant Shares”). The Company agreed to file, upon the lender banks’ request, a registration statement covering the resale of the Bank Warrant Shares within forty-five days of the Closing of the Debt Restructuring.

        The consummation of the Debt Restructuring Agreement is subject to, in addition to the receipt of shareholder approval, the following additional closing conditions:

—	the consummation of the Fortissimo Private Placement; and

—	the completion of all corporate resolutions required under the Company’s organizational documents in order to extend the exercise period of the Existing Bank Warrants.

        In the event that all of the above closing conditions are not completed before December 1, 2005, the Debt Restructuring Agreement will terminate automatically.

        Restructuring of the Company’s debt is essential if NUR is to continue as a viable company. We believe this proposed debt restructuring terms represent the best opportunity available to enable existing holders of ordinary shares to have a continuing financial interest in NUR’s future.

        This debt restructuring will significantly dilute your shareholding. However, if shareholders do not approve PROPOSAL 4, NUR may be compelled to cease its operations entirely. If the Company is forced to liquidate, all proceeds will go to our secured lenders. As holders of ordinary shares, you would likely receive no recovery whatsoever, and your existing shares would become worthless.

        The Board approved the Debt Restructuring on September 12, 2005.

The Agreement between Fortissimo and the Lender Banks

        Fortissimo has informed NUR that on September 12, 2005 it separately entered into an agreement with the lender banks (the “Fortissimo-Lender Banks Agreement”). NUR is not a party to this agreement. The description of the terms of the Fortissimo-Lender Banks Agreement is qualified by reference to the actual text of the agreement which is attached to this Proxy Statement as Exhibit D.

        Key features of the Fortissimo-Lender Banks Agreement are as follows:

        During a 24-month period beginning on the consummation of the Fortissimo Private Placement (the “Minimum Holding Period”), unless otherwise approved in writing by the lender banks, (a) Fortissimo is required to retain voting rights representing at least 51% of ordinary shares of the Fortissimo Investors and (b) the Fortissimo Investors will not hold less than 35% of the Company’s issued and outstanding shares (together, the “Minimum Holding Requirement”). After the expiration of the Minimum Holding Period, the Fortissimo Investors and Fortissimo will be permitted to transfer the Fortissimo Shares and the Fortissimo Warrants with no restrictions, provided, however, that if a proposed transfer would violate the Minimum Holding Requirement the completion of the proposed transfer will be contingent on the Company repaying the lender banks not less than one-third of the then outstanding long-term debt (the “Early Repayment”).

        The lender banks will have, for as long as they hold 4% or more of the Company’s issued and outstanding ordinary shares (assuming the conversion of all of the Bank Warrants), a co-sale right to participate on a proportionate basis in any proposed sale by Fortissimo of more than 50% of the ordinary shares held by it.

        After expiration of the Minimum Holding Period, Fortissimo may demand that the lender banks participate, on a proportionate basis, in a sale by Fortissimo to a third party of ordinary shares constituting more than 50% of the Fortissimo Shares, provided that the selling price of such sale shall not be lower than $1.00 per share.

        Fortissimo will have a right of first refusal, so long as the Fortissimo Investors hold at least 4% of the Company’s issued and outstanding ordinary shares, with respect to proposed sales and assignments of the Bank Warrants and/or the Bank Warrant Shares.

        The lender banks shall assign to Fortissimo the Subordinated Debt. Fortissimo will secure the Subordinated Debt by registering a floating charge over the Company’s assets, which floating charge will be subordinate to all securities and guarantees of the lender banks. The right to receive the repayment on account of the Subordinated Debt shall expire on the third anniversary of the date of closing of the Fortissimo Private Placement.

        The consummation of the Fortissimo-Lender Banks Agreement is subject to the consummation of the Fortissimo Private Placement and the satisfaction of the conditions to closing thereunder. In the event that all of the above closing conditions are not completed before December 1, 2005, the Fortissimo-Lender Banks Agreement shall be null and void.

        Under the current provisions of the Companies Law, Fortissimo causing the Company to effect an Early Repayment as described above in connection with a change of control transaction whereby the Fortissimo Investors will cease to be the Company’s controlling shareholders, would be considered an extraordinary transaction between a public company and a controlling shareholder, or an extraordinary transaction in which a controlling shareholder of the Company has a personal interest but which are between a public company and another entity. The Companies Law defines a controlling shareholder as a person who holds 25% or more of the voting rights at the company’s general meeting, provided there is no other person that holds more than 50% of the voting rights in the company; for purposes of holding, two or more persons who hold voting rights in the company and each of whom has a personal interest in the approval of the same transaction brought up for approval by the company are be deemed one holder. The approval of such Early Repayment would therefore require the approval of the Audit Committee, Board and of NUR’s shareholders. At least one-third of NUR’s shareholders who have no personal interest in the transaction who vote on the matter would be required to approve the Early Repayment. The Early Repayment could be approved by NUR’s shareholders without this one-third approval, if the total shareholdings of those shareholders who have no personal interest and voted against the transaction do not represent more than one percent of the voting rights in the company.

Shareholder Approval

(1) Condition to Closing. NUR is required to seek and obtain shareholder approval of the Debt Restructuring Agreement as a condition to closing of the Debt Restructuring under the terms of the Debt Restructuring Agreement dated as of September 12, 2005 among NUR, Bank Hapoalim, Bank Leumi and Discount Bank.

(2) Compliance with Israel’s Companies Law. Section 328 of the Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would hold greater than a 45% interest in the company, unless there is another shareholder holding more than a 45% interest in the company. These requirements do not apply if, in general, the acquisition (1) was made in a private placement that received shareholder approval as a private offering intended to grant the acquirer 45% interest in the company if no other shareholder holds 45% interest in the company, (2) was from a 25% or greater shareholder of the company which resulted in the acquiror becoming a 25% or greater shareholder of the company, or (3) was from a shareholder holding more than a 45% interest in the company which resulted in the acquiror becoming a holder of more than a 45% interest in the company.

        Based on the shares outstanding as of September 1, 2005, following the closing of the Fortissimo Private Placement, the Debt Restructuring and the reservation of shares for grant under the Company’s option plans:

—	The Fortissimo Shares (excluding the warrants) represent 56.68% of the Company’s issued share capital (28.66% on a fully diluted basis). The Fortissimo Warrant Shares represent 42.51% of the Company’s issued share capital (21.49% on a fully diluted basis). The Fortissimo Shares and the Fortissimo Warrant Shares would constitute, in the aggregate, 48.93% of the Company’s share capital on a fully diluted basis; and

—	The ordinary shares underlying the warrants to be granted to the lender banks in the Debt Restructuring represent 13.22% of the Company’s issued share capital (6.68% on a fully diluted basis).

        Since each transaction if considered on its own, and the transactions if considered in the aggregate, would represent private placements requiring shareholder approval pursuant to Section 328 of the Companies Law, the Company is seeking shareholder approval of the Debt Restructuring Agreement.

Dilutive Effect

        For information regarding the dilutive effect of the Debt Restructuring, see "PROPOSAL 3: Dilutive Effect."

Proposal

        At the Shareholders Meeting, the Board will propose that the following resolutions be adopted:

        “RESOLVED, that the debt restructuring and rescheduling under the Debt Restructuring Agreement between the Company and Bank Hapoalim B.M., Bank Leumi le-Israel B.M. and Israel Discount Bank Ltd. of September 12, 2005, be, and hereby is, approved.

        RESOLVED, to approve that the exercise period of warrants to purchase up to 1,340,000 ordinary shares which were previously granted the lender banks be, and hereby is, extended by eighteen months.”

Board Recommendation

        The Board recommends that the shareholders vote “FOR” the approval of (1) the Debt Restructuring, (2) the extension of the exercise periods of the Existing Bank Warrants, (3) any action undertaken by the Board or by officers of the Company with the approval of the Board, which are deemed by the Board of to be necessary or desirable to permit the completion of the Debt Restructuring and (4) the ratification of any and all prior actions taken by the Board or the Company’s officers related to the negotiation, execution or closing of the Debt Restructuring.

PROPOSAL 5

INCREASE OF SHARE CAPITAL

Background

        Under the Company’s Amended and Restated Articles of Association, the Company’s authorized share capital is NIS 120,000,000 consisting of 120,000,000 ordinary shares. As of the date of this Proxy Statement, the Company’s issued share capital (without taking into effect any options, warrants and other convertible securities) is 26,212,348.

        Following the issuance by the Company of the Fortissimo Shares under the Fortissimo Private Placement described in PROPOSAL 3 and the reservation of authorized and unissued share capital for the issuance of the Fortissimo Warrant Shares described in PROPOSAL 3, the Bank Warrant Shares under the Debt Restructuring and the shares underlying the options under the 2000 Option Plan as described in PROPOSAL 10 and the 1998 Option Plan as described in PROPOSAL 11, the Company will be left without unreserved and unissued share capital. Therefore, an increase of the Company’s authorized share capital is required.

        The Board recommends an increase in the share capital of the Company by NIS 50,000,000 divided into 50,000,000 ordinary shares, so that following the increase the Company’s authorized share capital will be NIS 170,000,000 divided into 170,000,000 ordinary shares. The new ordinary shares shall have the same rights and obligations as the existing ordinary shares as specified in the Company’s Amended and Restated Articles of Association.

        The proposed increase will give the Company a sufficient number of authorized, unreserved and unissued shares to provide flexibility to the Company. The remaining authorized shares may be issued in the future by the Board, without further shareholder approval (unless required by applicable laws, regulations or rules), for such corporate purposes as the Board may deem in the best interest of the Company. At present, the Company is not engaged in any specific transaction pursuant to which the shares being authorized hereunder would be required to be issued.

        The issuance of a significant amount of additional authorized shares, however, could result in dilution of the beneficial ownership interests and/or voting power of the Company’s current shareholders.

Proposal

        At the Shareholders Meeting, the Board will propose that the following resolutions be adopted:

        “RESOLVED, to increase the Company’s authorized share capital by NIS 50,000,000 divided into 50,000,000 ordinary shares, nominal value NIS 1.00 each, so that following the increase the Company’s authorized share capital will be NIS 170,000,000 divided into 170,000,000 ordinary shares.

        RESOLVED, to replace Article 4 of the Company’s Amended and Article 4 of the Company’s Restated Articles of Association and Memorandum of Association in their entirety with the following Article 4:

    4.        The Company’s authorized share capital will be NIS 170,000,000 divided into 170,000,000 ordinary shares of the Company, nominal value NIS 1.00 each.”

Board Recommendation

        The Board recommends that the shareholders vote “FOR” the amendment increasing the Company’s authorized share capital.

PROPOSAL 6

AMENDMENT OF THE DIRECTORS AND OFFICERS INDEMNIFICATION PROVISIONS
UNDER THE AMENDED AND RESTATED ARTICLES OF ASSOCIATION

Background

        In March 2005, several sections of the Companies Law were amended. Some of these amendments relate to issues contained in our Amended and Restated Articles of Association. We therefore propose to amend our Amended and Restated Articles of Association accordingly.

        The Companies Law authorizes a company to indemnify an officer or director of the Company by reason of acts or omissions committed in his or her capacity as an officer or director of the Company for:

—	a financial obligation imposed upon him or her by a court judgment, including a settlement or an arbitrator's award approved by court; and

—	reasonable litigation expenses, including attorney’s fees, expended by an officer or director or charged to him or her by a court: (a) in a proceeding instituted against him or her by or on behalf of the Company or by another person, (b) in a criminal charge from which he or she was acquitted, or (c) in criminal proceedings in which he or she was convicted of a crime which does not require proof of criminal intent.

        An Israeli company may not indemnify, insure or exculpate an office holder against any of the following:

—	a breach of the duty of loyalty, except to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not adversely affect the company;

—	a breach of the duty of care committed intentionally or recklessly;

—	an act or omission committed with intent to derive illegal personal benefit; or

—	a fine levied against the office holder.

        The March 2005 amendment adds an additional category of indemnifiable expenses: reasonable litigation expenses, including attorney’s fees, expended by the officer or director as a result of an investigation or proceeding instituted against him or her by a competent authority, provided, that such investigation or proceeding concluded without the filing of an indictment against him or her and either concluded (a) without the imposition of any financial liability in lieu of criminal proceedings or (b) with the imposition of a financial liability in lieu of criminal proceedings but relates to a criminal offense that does not require proof of criminal intent.

        A company may indemnify an officer or director retroactively, to the extent the reimbursement is approved by the audit committee, board of directors and shareholders. With respect to undertakings to indemnify an officer or director in the future, the Companies Law prior to the March 2005 amendment required that the undertaking be limited to types of occurrences which, in the opinion of the company’s board of directors, can be foreseen and in an amount the board of directors has determined is reasonable under the circumstances.

        The March 2005 amendment modifies this condition. It limits indemnification to occurrences deemed foreseeable by the board of directors in light of the actual activities of the company at the time the obligation to indemnify is undertaken. In addition, in lieu of limiting the indemnification to a maximum amount, the limit can be based on specified criteria. Finally, the undertaking must set forth the events deemed foreseeable by the board of directors and the maximum amount or criteria that the board of directors has determined to be reasonable under the circumstances. The March 2005 amendment applies these conditions only to financial obligations imposed by a court judgment, settlement or court-approved arbitration award but not to expenses incurred.

        The proposed amendment of the Amended and Restated Articles of Association is intended to permit the Company to enter into revised indemnification agreements with its current and future directors and officers, which agreements also will include an indemnity for litigation expenses allowed pursuant to the March 2005 amendment of the Companies Law as described above. In addition, these amended indemnification agreements will permit indemnification to occurrences deemed foreseeable by the Board in light of the Company’s actual activities at the time the obligation to indemnify is undertaken.

Proposal

        At the Shareholders Meeting the Board will propose that the following resolution be adopted:

        “RESOLVED, to replace Article 60 to the Company’s Amended and Restated Articles of Association in its entirety with the following Article 60, as follows:

60.	Indemnity of Officers

60.1.	The Company may, from time to time and subject to any provision of law, indemnify an Officer in respect of a liability or expense set out below which is imposed on him or incurred by him as a result of an action taken in his capacity as an Officer of the Company:

60.1.1.	monetary liability imposed on him in favor of a third party by a judgment, including a settlement or a decision of an arbitrator which is given the force of a judgment by court order;

60.1.2.	reasonable litigation expenses, including legal fees, incurred by the Officer as a result of an investigation or proceeding instituted against such Officer by a competent authority, which investigation or proceeding has ended without the filing of an indictment or in the imposition of financial liability in lieu of a criminal proceeding, or has ended in the imposition of a financial obligation in lieu of a criminal proceeding for an offence that does not require proof of criminal intent (the phrases “proceeding that has ended without the filing of an indictment” and “financial obligation in lieu of a criminal proceeding” shall have the meanings ascribed to such phrases in Section 260(a)(1a) of the Companies Law); and

60.1.3.	reasonable litigation expenses, including legal fees, which the Officer has incurred or is obliged to pay by the court in proceedings commenced against him by the Company or in its name or by any other person, or pursuant to criminal charges of which he is acquitted or criminal charges pursuant to which he is convicted of an offence which does not require proof of criminal intent.

60.2	The Company may, from time to time and subject to any provision of the law:

60.2.1.	Undertake in advance to indemnify an Officer of the Company for any of the following:

(i)	any liability as set out in Article 60.1.1 above, provided that the undertaking to indemnify is limited to the classes of events which in the opinion of the Board can be anticipated in light of the Company’s activities at the time of giving the indemnification undertaking, and for an amount and/or criteria which the Board has determined are reasonable in the circumstances and, the events and the amounts or criteria that the Board deem reasonable in the circumstances at the time of giving of the undertaking are stated in the undertaking; or

(ii)	any liability stated in Article 60.1.2 or 60.1.3 above;

60.2.2.	indemnify an Officer after the occurrence of the event which is the subject of the indemnity.”

Board Recommendation

        The Board recommends that the shareholders vote “FOR” the amendment of the provisions of the Amended and Restated Articles of Association regarding indemnification of the Company’s directors and officers.

PROPOSAL 7

APPROVAL OF DIRECTORS AND OFFICERS LIABILITY INSURANCE

Background

        In 2004 the shareholders of the Company approved the procurement and maintenance of a directors’ and officers’ liability insurance policy. On May 15, 2005 the Company renewed the then existing directors’ and officers’ liability insurance policy (the “Existing Policy”).

        The Existing Policy provides that it will only cover wrongful acts and omissions of insured directors and officers that occur prior to the date of closing of a “transaction”. The term “transaction” relates, among other things, to any event upon which any person or entity, whether individually or together with any other person or persons, entity or entities becomes entitled to exercise more than 50% of the right to vote at general shareholder meetings of the Company or control the appointment of directors who are able to exercise a majority of votes at Board meetings, or the Company becomes a subsidiary of another entity or becomes controlled by another entity.

        The closing of the Fortissimo Private Placement and the issuance of the ordinary shares to the Fortissimo Investors (which will constituting at the closing of the Fortissimo Private Placement 56.68% of the Company’s outstanding shares) as well as Fortissimo’s right and ability to appoint majority of the members of the Board, will each constitute a change of control of the Company. As a result, the Existing Policy will not cover wrongful acts and omissions of the Company’s Directors and officers that occur following the closing of the Fortissimo Private Placement.

Procurement of a New Liability Insurance Policy Directors and Officers

        The Board recommends that, subject to the completion of the Fortissimo Private Placement described in PROPOSAL 3, the shareholders approve procurement and maintenance each year of directors’ and officers’ liability insurance covering potential liability of senior officers and directors of the Company, as permitted under the Companies Law, with the fundamental terms described herein (the “New D&O Policy”). The New D&O Policy will cover potential liabilities of up to $10.0 million. The Company expects the associated premium costs of the New Policy to be customary under current market conditions.

        The New D&O Policy will provide coverage for the Company’s directors and senior officers for claims made (including defense costs) and judgments rendered against such insured persons arising from acts connected to their service as directors or officers of the Company from the date of Closing of the Fortissimo Private Placement subject to standard exclusions. The New D&O Policy also will cover claims made by shareholders in respect of alleged wrongful acts of the Company. The New D&O Policy will provide that in the event of loss arising from a covered claim for which payment is due under the provisions of the New D&O Policy, the order of payments will provide that any insured officers will be paid up to the maximum amount, and then the Company will be paid amounts due for shareholders claims.

Procurement of a Liability Insurance Policy for Existing Directors and Officers

        The Board recommends that, subject to the completion of the Fortissimo Private Placement, the shareholders approve the procurement and maintenance a directors’ and officers’ liability insurance policy (the “Runoff Policy”) covering potential liabilities of up to $10.0 million for at least four years from the date of Closing of the Fortissimo Private Placement. The Company expects the associated premium costs of the Runoff Policy to be customary under current market conditions.

        The Runoff Policy will provide coverage to the Company’s directors and senior officers for claims made (including defense costs) and judgments rendered against such insured persons arising from wrongful acts or omissions connected to their service as directors or officers of the Company before the date of Closing of the Fortissimo Private Placement, and also will contain standard exclusions.  The Runoff Policy will provide that in the event of loss arising from a covered claim for which payment is due under the provisions of the Runoff Policy, the order of payments will provide that any insured directors and officers will be paid up to the maximum amount, and then the Company will be paid amounts due for shareholders claims.

        The Audit Committee and the Board approved the procurement of the New D&O Policy and the Runoff Policy at meetings held on September25, 2005.

Proposal

        At the Shareholders Meeting, the Board will propose that the following resolutions be adopted:

        “RESOLVED, that subject to the consummation of the Fortissimo Private Placement, the Company will (i) procure and maintain directors’ and officers’ liability insurance, with a coverage amount of up to $10 million, and (ii) continue thereafter on a year-to-year basis to obtain directors’ and officers’ liability insurance with a coverage amount of up to $10 million (the “New Policy”), provided, that with respect to both (i) and (ii) above the liability insurance will insure all directors and officers as may be serving from time to time, including directors and officers whose service has terminated for any reason, against any insurable event deriving from or connected to their service as directors or officers of the Company at any time during their service in the Company, and such liability insurances will be subject to applicable law.

        RESOLVED, that, subject to the completion of the Fortissimo Private Placement, the Company procure a directors and officers liability policy with a coverage amount of $10 million for at least four years from the date of closing of the Fortissimo Private Placement, that will apply to obligations and liabilities of the Company’s directors and officers who served in office in the Company and/or in companies controlled by the Company, before the date of closing of the Fortissimo Private Placement for any wrongful act, omission, or event that preceded such date, all this being subject to the conditions of the current policy and its exclusions (the “Runoff Policy”).

        RESOLVED, that the terms of the New Policy and the Runoff Policy may provide that any natural person insured thereunder will have access to any compensation available under the policy before the Company.”

Board Recommendation

        The Board recommends that the shareholders vote “FOR” the procurement of the directors’ and officers’ liability insurance policy.

PROPOSAL 8

REPLACEMENT OF INDEMNIFICATION AGREEMENTS

        The Companies Law authorizes the audit committee, board of directors and shareholders to approve the indemnification of the directors and officers of the Company, to the extent permitted by law and as set forth in the Company’s Amended and Restated Articles of Association.

        At the annual shareholders meeting held on February 12, 2002, NUR’s shareholders authorized it to enter into indemnification agreements with each of its then current and future Directors. The shareholders of NUR further authorized certain amendments to the indemnification agreements at the annual shareholders meeting held on November 18, 2003. The indemnification agreements, as amended, limit the indemnification of our current and future Directors to certain categories of events and to the maximum amount equal to the greater of (1) fifty percent (50%) of the net equity of NUR and (2) to one time annual revenue of NUR in the year prior to the date of the claim with regard to judgment liability, and $3.0 million with regard to litigation expenses (such amount, the “Maximum Indemnity Amount”).

        The Board will present at the Shareholders Meeting for shareholder approval a form of indemnification agreement that will replace and supersede the previous form approved at the annual meeting of shareholders held on November 18, 2003. The new indemnification agreements in the form attached to this Proxy Statement as Exhibit E are to be entered into between the Company and each of its Directors who are currently serving and/or who will be appointed in the future, including the Fortissimo Directors (assuming the completion of the Fortissimo Private Placement described in PROPOSAL 3). The indemnification agreements to be entered into with the Company’s current directors will supersede and cancel the previous indemnification agreements entered with such persons.

        The new form of the indemnification agreement incorporates, among other things, changes that result from the March 2005 amendments of the Companies Law. Specifically, the new form of indemnification agreement adds a new category of indemnifiable expenses (for further detail see “Proposal 6: Background”). The new indemnification agreements also limit indemnification to occurrences deemed foreseeable by the Board in light of the actual activities of the Company. The maximum indemnifiable amount under the new indemnification agreement will be the same as in the previously approved agreements (that is the Maximum Indemnity Amount).

        The Audit Committee and the Board approved the replacement of the form of indemnification agreement and the Company entering into indemnification agreement with its current and future directors and officers at meetings held on September 25, 2005.

Proposal

        At the Shareholders Meeting the Board will propose that the following resolution be adopted:

        “RESOLVED, to approve the replacement of the existing form of indemnification agreement with new agreements in the form attached as Exhibit E to the Proxy Statement and the entering of the Company into such indemnification agreements with each of its directors who are currently serving and will be appointed in the future, including the Fortissimo Directors.”

Board Recommendation

        The Board recommends that the shareholders vote “FOR” replacing the form of the indemnification agreement and the Company entering into new indemnification agreements with its directors.

PROPOSAL 9

EXCULPATION LETTERS TO DIRECTORS AND OFFICERS

Background

        Under the Companies Law, an Israeli company may not exculpate a director or officer from liability for a breach of the duty of loyalty of such director or officer. However, a company may approve an act performed in breach of the duty of loyalty of a director or officer provided that such person acted in good faith, the act or its approval does not harm the company, and holder discloses the nature of his or her personal interest in the act and all material facts and documents a reasonable time before discussion of the approval. An Israeli company may exculpate a director or officer in advance from liability to the company, in whole or in part, for a breach of the duty of care unless the breach relates to unlawful distribution, but only if a provision authorizing such exculpation is inserted in its articles of association.

        The Companies Law authorizes the audit committee, board of directors and shareholders to approve the exculpation of the directors and officers of the Company, to the extent permitted by law and as set forth in the Company’s Amended and Restated Articles of Association.

        Our Amended and Restated Articles of Association were amended to include such a provision in the annual meeting of shareholders held on October 27, 2004.

Approval of Exculpation Letters

        The Board will present at the Shareholders Meeting for shareholder ratification and approval the terms of the form of an exculpation letter to Directors and officers. The exculpation letter in the form attached to this Proxy Statement as Exhibit F was granted to existing directors and officers of the Company and will grant to each of the Directors who is appointed in the future, including the Fortissimo Directors (assuming the completion of the Fortissimo Private Placement described in PROPOSAL 3).

        On September 25, 2005, the Audit Committee and the Board ratified and approved the form of exculpation letters, and the granting of such letters to the Company’s existing and future directors.

Proposal

        At the Shareholders Meeting the Board will propose that the following resolution be adopted:

        “RESOLVED, to approve and ratify the form of exculpation letter attached as Exhibit F to the Proxy Statement, the grant of exculpation letters to the Company’s existing Directors and each of the Directors who will be appointed in the future, including the Fortissimo Directors (subject to the completion of the Fortissimo Private Placement).”

Board Recommendation

        The Board recommends that the shareholders vote “FOR” the approval and ratification of the form of the exculpation letter, the grant of such letters to existing and future Directors.

PROPOSAL 10

INCREASE IN THE NUMBER OF ORDINARY SHARES AUTHORIZED FOR ISSUANCE
UNDER THE COMPANY’S 2000 STOCK OPTION PLAN

        In 2000 the shareholders of the Company adopted the 2000 Option Plan. The 2000 Option Plan provides for the granting of options to officers, employees and consultants to the Company on the basis of past or future services. For a description of the 2000 Option Plan, please see Exhibit G to this Proxy Statement. Options to purchase an aggregate of 2,000,000 ordinary shares were originally available for grant under the 2000 Option Plan. In November 2003, the Company’s shareholders approved the amendment of the 2000 Option Plan by increasing the number of ordinary shares authorized for issuance under the 2000 Option Plan by 497,590, from 2,000,000 ordinary shares to 2,497,590 ordinary shares. In October 2004, the Company’s shareholders approved the amendment of the 2000 Option Plan by increasing the number of ordinary shares authorized for issuance under the 2000 Option Plan by 500,000, from 2,497,590 ordinary shares to 2,997,590 ordinary shares.

        The Board recommends that the shareholders approve, subject to the completion of the Fortissimo Private Placement, the proposed increase of the number of ordinary shares authorized for issuance under the 2000 Option Plan in the aggregate amount of 14,500,000 ordinary shares, from 2,997,590 ordinary shares to 17,497,590 ordinary shares. The Board considers the increase in ordinary shares necessary to meet the Company’s current needs. The Board further believes that the 2000 Option Plan is an integral part of the Company’s benefits program that is intended to provide employees with an incentive to exert maximum effort for the success of the Company and to participate in that success through the acquisition of the Company’s ordinary shares. In addition, the 2000 Option Plan plays an important part in employee retention, which is essential for the Company to remain competitive.

        In 1995 and 1997 the Company’s shareholders adopted the 1995 Israel Stock Option Plan (the “1995 Option Plan”) and the 1997 Stock Option Plan (the “1997 Option Plan”), respectively, each of which provide for grants of stock options to employees and consultants of the Company. Options to purchase an aggregate of 500,000 and 2,200,000 ordinary shares were originally available for grant under the 1995 Option Plan and the 1997 Option Plan, respectively. The Board resolved to terminate the 1995 Option Plan and the 1997 Option Plan. Options that were granted under the 1995 Option Plan and the 1997 Option Plan remain outstanding. The Board recommends increasing the available number of ordinary shares authorized for issuance under the 2000 Option Plan by the number of ordinary shares underlying options surrendered (except in the case of surrender for the exercise into shares) or which cease to be exercisable under the Company’s 1995 Option Plan or the 1997 Option Plan.

Proposal

        At the Shareholders Meeting, the Board will propose that the following ordinary resolution be adopted:

        “RESOLVED, that, subject to the completion of the Fortissimo Private Placement, an amendment of the 2000 Stock Option Plan providing an increase in the ordinary shares authorized for issuance under the 2000 Stock Option Plan by 14,500,000 ordinary shares, from 2,497,590 ordinary shares to 17,497,590 ordinary shares under the 2000 Stock Option Plan, be, and hereby is, adopted.

        RESOLVED, that an amendment of the 2000 Stock Option Plan providing for the increase of available number of ordinary shares authorized for issuance under the 2000 Option Plan by the number of ordinary shares underlying options surrendered (except in the case of surrender for the exercise into shares) or which cease to be exercisable under the Company’s 1995 Israel Stock Option Plan or the 1997 Stock Option Plan, be, and hereby is, adopted.”

Board Recommendation

        The Board recommends that the shareholders vote “FOR” the adoption of the resolution to increase the number of ordinary shares reserved for issuance under the 2000 Option Plan by an additional 14,500,000 ordinary shares and to further such number by the number of ordinary shares underlying options becoming available under the 1995 Option Plan or the 1997 Option Plan.

PROPOSAL 11

INCREASE IN THE NUMBER OF ORDINARY SHARES AUTHORIZED FOR
ISSUANCE UNDER THE COMPANY’S 1998 SHARE OPTION PLAN FOR
NON-EMPLOYEE DIRECTORS

        In 1998 the shareholders of the Company adopted the 1998 Share Option Plan for Non-Employee Directors to provide for grants of options to purchase ordinary shares to NUR’s non-employee directors. For a description of the 1998 Option Plan, please see Exhibit H to this Proxy Statement. Options to purchase an aggregate of 250,000 ordinary shares were originally available for grant under the 1998 Option Plan.

        The Company granted options to its non-employee directors to purchase almost all of the underlying shares available under the 1998 Option Plan.

        The Board recommends that shareholders approve the proposed increase of the number of ordinary shares authorized for issuance under the 1998 Option Plan by 500,000 ordinary shares, from 250,000 ordinary shares to 750,000 ordinary shares. The Board considers the increase in ordinary shares necessary to meet the Company’s current needs. The Board further believes that the 1998 Option Plan is an integral part of the Company’s benefits program intended to attract non-employee directors and enable them to participate in the Company’s success through the acquisition of its ordinary shares.

Proposal

        At the Shareholders Meeting, the Board will propose that the following resolution be adopted:

        “RESOLVED, that an amendment of the 1998 Share Option Plan for Non-Employee Directors providing for an increase in the ordinary shares authorized for issuance under the 1998 Plan by 500,000 ordinary shares, from 250,000 ordinary shares to 750,000 ordinary shares under the 1998 Share Option Plan for Non-Employee Directors, be, and hereby is, adopted.”

Board Recommendation

        The Board recommends that the shareholders vote “FOR” the adoption of the resolution to increase the number of ordinary shares reserved for issuance under the 1998 Option Plan by additional 500,000 ordinary shares.

PROPOSALS OF SHAREHOLDERS

        Any shareholder of the Company who intends to present a proposal at the Shareholders Meeting must satisfy the requirements of the Companies Law in order to have a proposal presented at the Shareholders Meeting. Under the Companies Law, only shareholders who severally or jointly hold at least one percent (1%) of the Company’s outstanding voting rights are entitled to request that the Board include a proposal, in a future shareholders’ meeting, provided that such proposal is appropriate to be discussed in such meeting.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

        The following table sets forth information concerning the total compensation paid with respect to all of our Directors and our executive officers as a group in fiscal year ended December 31, 2004.

	(in thousands of U.S. dollars)

Name and Principal Position	Salaries, fees, commissions and bonuses	Pension, retirement and other similar benefits

All executive officers and Directors as a
group (nine persons, including 2
directors who left the Board during 2004)	$823	$24

Total	$823	$24

        We compensate our non-employee directors for their services as directors. This remuneration includes (other than Mr. Robert F. Hussey) an annual payment of $8,000 and additional payments of approximately $500 per meeting and $250 per committee meeting. The chairman of the Board and chairman of any committee are also entitled to receive an additional annual fee of $5,000. Each non-employee director also receives an annual grant of options to purchase 10,000 ordinary shares under the conditions set forth in NUR’s 1998 Option Plan (a description of the 1998 Option Plan is attached to this Proxy Statement as Exhibit H). The directors do not receive any additional compensation upon termination of their services as directors.

        The Company’s shareholders approved at the special shareholders meeting held on April 17, 2005 compensation to Mr. Robert F. Hussey, the Acting Chairman of the Board. In his capacity as Acting Chairman of the Board, Mr. Hussey is to receive during his chairmanship a quarterly cash fee of $10,000 or a prorated portion for services rendered during part of a calendar quarter. The foregoing cash fee will replace any other cash compensation or meeting allowances otherwise due to a Director under NUR’s policies. In addition, Mr. Hussey is also entitled during his chairmanship to a quarterly grant of options to purchase 2,500 ordinary shares, or a prorate portion for services rendered during part of a calendar quarter. The quarterly grants will be made on the first business day following the last month of each calendar quarter. The options will be fully vested and exercisable immediately upon their grant and the exercise price per ordinary share shall be the closing price of the ordinary shares known on the last trading day of the calendar quarter for which the options are being granted. The grants described in this paragraph are in addition to any grants under the 1998 Option Plan.

        The Directors and executive officers of NUR hold, in the aggregate, options and warrants exercisable into 1,090,001 ordinary shares. The 1,090,001 options have a weighted average exercise price of approximately $0.96 and have expiration dates until 2015.

AUDIT COMMITTEE REPORT

        The Audit Committee is operates under a written charter. The primary focus of the Audit Committee is to assist the Board in its general oversight of the Company’s financial reporting, internal controls and audit function. Management has the primary responsibility for preparation, presentation and integrity of the Company’s financial statements, accounting and financial reporting principles, internal controls and procedures designed to ensure compliance with applicable accounting standards, and applicable laws and regulations. The Company’s independent registered accounting firm is responsible for performing an independent audit of the consolidated financial statements in accordance with generally accepted auditing standards in the United States. Members of the Audit Committee are not auditors, and their functions are not intended to duplicate or certify the activities of management and the independent auditors, nor can the Audit Committee certify that the independent auditors are “independent” under applicable rules.

        In this context, the Audit Committee has met and held discussions with management, the Company’s internal auditor and the independent auditors. Management represented to the Audit Committee that the audited financial statements of the Company included in the Company’s annual report to Shareholders for the year ended December 31, 2004, were prepared in accordance with generally accepted accounting principles in the United States, and the Audit Committee has reviewed and discussed the consolidated financial statements with management, the internal auditor and the independent auditors. The Audit Committee discussed with the independent auditors the matters required to be discussed by Statement on Auditing Standards No. 61, “Communication with Audit Committees.” The Audit Committee’s discussions with the internal and independent auditors were held both with and without management present, and included the scope of their respective audits, their evaluation of the Company’s internal controls and the overall quality of the Company’s financial reporting.

        In addition, the Audit Committee has discussed with the independent auditors the auditors’ independence from management and the Company, including the matters in the written disclosures required by the Independence Standards Board Standard No. 1, “Independence Discussions with Audit Committees,” and approved the fees for audit, audit-related and nonaudit services provided by the independent auditors, and evaluated the types of nonaudit services performed, including whether or not those services were compatible with the independent auditor’s independence.

        Based on the reviews and discussions referred to above, the Audit Committee recommended to the Board, and the Board approved, that the audited consolidated financial statements be included in the annual report on Form 20-F for the year ended December 31, 2004, as filed with the Securities and Exchange Commission. The Audit Committee has recommended (which recommendation was adopted by the Board) the selection of the Company’s independent auditors, subject to shareholder approval.

        NUR has restated its previously issued financial results for the years 2002 through 2003. This restatement was primarily the result of the implementation of a new revenue recognition policy and deferred tax valuation with respect to 2003.

        Historically, NUR had recognized revenue on its printers at the time of shipment under the criteria that evidence of an arrangement existed, the price was fixed, delivery had occurred and collectibility was assured. NUR assumed that the existence of those elements was indicative of the completion of a sale. Senior management determined in 2004 that the actual business practice in recent years had shown that the decline in market conditions meant that from the customers’ point of view acceptance of the risk and title of the printers occurred only after installation rather than at the time of shipment. Consequently, management concluded that the previous revenue recognition policy did not take into account NUR’s the business environment NUR was operating in and did not provide appropriate control over financial reporting regarding revenue recognition. In recognition of this material weakness, senior management, with the assistance of the Audit Committee, adopted a revised revenue recognition policy. The restatement adjustments for revenue recognition resulted in adjustments to revenue, cost of sales, accounts receivable and deferred revenues.

        In addition, in 2004 the Company wrote-off assets from its balance sheet in the amount of $18.5 million. This figure primarily consists of a $9.7 million inventory write-off and a $6.3 million write-off of various accounts receivables, both of which are related to the Company’s decision to cease selling the Ultima/Salsa product lines. The balance of $2.5 million consists of a write-off of a deferred tax asset that also was restated back to 2003 to reflect revised accounting treatment of deferred tax valuation in 2003, intangibles assets and increase of accrual for liabilities.

        Submitted by the Audit Committee of the Company’s Board of Directors:

Lauri A. Hanover
Koby Shtaierman
Tamar Peller

REPORT OF THE BOARD OF DIRECTORS

        At the Shareholders Meeting, the Board will provide a management report which will include a discussion of the Company’s consolidated financial statements for the year ended December 31, 2004.

OTHER BUSINESS

        The Board is not aware of any other matters that may be presented at the Shareholders Meeting other than those mentioned in the attached Company’s Notice of Annual and Special Meeting of Shareholders. If any other matters do properly come before the Shareholders Meeting, it is intended that David Amir, the person named as proxy, will vote, pursuant to his discretionary authority, according to their best judgment, in the interest of the Company.

MAILING OF PROXY STATEMENT; EXPENSES; SOLICITATION

        The Company expects to mail this Proxy Statement and the enclosed form of proxy to shareholders on or about October 3, 2005. All expenses of this solicitation will be borne by the Company. In addition to the solicitation of proxies by mail, directors, officers, and employees of the Company, without receiving additional compensation, may solicit proxies by telephone, in person, or by other means. Brokerage firms, nominees, fiduciaries, and other custodians have been requested to forward proxy solicitation materials to the beneficial owners of ordinary shares of the Company held of record by such persons, and the Company will reimburse such brokerage, nominees, fiduciaries, and other custodians for reasonable out-of-pocket expense incurred by them in connection therewith.

ADDITIONAL INFORMATION

        Copies of the Company’s 2004 annual report on Form 20-F are being mailed to shareholders simultaneously with this Proxy Statement. The Company’s 2004 annual report, financial statements and financial information appearing in such annual report are not part of the proxy solicitation materials. Shareholders may obtain a copy of the Form 20-F report without charge at www.nur.com.

By Order of the Board of Directors, Robert F. Hussey Acting Chairman of the Board of Directors

Lod, Israel
Date: September 26, 2005

Exhibit A

SHARE PURCHASE AGREEMENT

This Share Purchase Agreement (this “Agreement”) is entered into as of August 21, 2005, by and among NUR Macroprinters Ltd., a company registered under the laws of the State of Israel (the “Company”) and Fortissimo Capital Fund GP, LP on behalf of the several limited partnerships for which it serves as the general partner, as well as on behalf of any third party investors (the “Lead Investor”) together with any subsidiary or any other entity controlled, controlling or under common control therewith listed in Schedule A, a copy of which will be attached to this Agreement prior to the Closing or any other person or entity listed in Schedule A and agreed to by the Company (each, the “Investor” and collectively, the “Investors”).

WHEREAS,	the Company wishes that the Investors make an investment in the Company and the Investors agree to make an investment in the Company, upon the terms and conditions set forth herein;

NOW, THEREFORE, the parties agree as follows:

1.	INTERPRETATION; DEFINITIONS

1.1.	The headings of the sections and subsections of this Agreement are for convenience of reference only and are not to be considered in construing this Agreement.

1.2.	In this Agreement, the following capitalized terms shall have the meanings set forth below and all terms defined in the recitals to this Agreement and below are incorporated herein by reference:

1.2.1.	“Board” means the Company’s board of directors.

1.2.2.	“Debt Restructuring Agreement” shall have the meaning ascribed to it in Section 4.2.1(d)

1.2.3.	“Escrow Agent” means Adv. Jonathan Schwartz.

1.2.4.	“Fully Diluted Basis” means all issued Ordinary Shares, and all outstanding options, warrants or any other securities issued by the Company, which are convertible or exchangeable into Ordinary Shares.

1.2.5.	“Management Agreement” means that certain Management Agreement referred to in Section 10 below, in the form attached hereto as Schedule 10.3.

1.2.6.	“Ordinary Shares” means ordinary shares of the Company, nominal value NIS 1.00 per share.

1.2.7.	“Registration Rights Agreement” means that certain Registration Rights Agreement referred in Section 9 below, in the form attached hereto as Schedule 9.

2.	INVESTMENT; ACQUIRED SHARES; GRANT OF WARRANTS

2.1.	At Closing (as defined below), the Company shall issue and the Investors shall acquire 34,285,714 newly issued Ordinary Shares (the “Acquired Shares”) in accordance with the terms of this Section 2, free and clear of any lien, encumbrance, debt, or any other third party right whatsoever at a price per share of US$0.35 (the “Price Per Share”) and for an aggregate purchase price of US $12,000,000 for all the Acquired Shares (the “Purchase Price”). Actual issuances and purchase of the Acquired Shares shall be in accordance with the terms and conditions set forth in the sub-Sections below of this Section 2.

2.2.	The Purchase Price shall be paid to the Company in three installments as follows: (i) US$5,000,000 at the Closing (the “1st Installment”), (ii) US$5,000,000 on the date which is not later than 90 days following the Closing (the “2nd Installment”), and (iii) US$2,000,000 on the first anniversary of the Closing (the “3rd Installment”).

2.3.	At the Closing, the Company shall issue to the Investors 25,714,286 warrants to in accordance with the terms of this Section 2 (the “Warrants”) exercisable into 25,714,286 newly issued Ordinary Shares (the “Warrant Shares”) for an exercise price of US$0.40 per Warrant Share (the “Exercise Price”). Upon issuance, the Warrant Shares shall be free and clear of any lien, encumbrance debt, or any other third party right whatsoever. A form of the Warrants to be issued to the Investors is attached hereto as Schedule 4.2.1(c). Actual grants of the Warrants shall be in accordance with the terms and conditions set forth in the sub-Sections below of this Section 2.

2.4.	The Warrants shall be issued to the Investors at the Closing for no additional payment or consideration. The Warrants may be exercised by the holders thereof in whole or in part, against payment of the applicable Exercise Price per Warrant Share, at any time, from time to time, from the Closing and until the fifth (5th) anniversary thereof (the “Exercise Period”). All unexercised Warrants shall expire immediately after the end of the Exercise Period.

2.5.	On and subject to the terms and conditions of this Agreement, at the Closing, the Company shall sell, issue and allot to: (i) each Investor, the number of 1st Installment Acquired Shares and 1st Installment Warrants set forth against its name on Schedule A (the “1st Installment Securities”), to be issued to each Investor, (ii) to the Escrow Agent, the number of 2nd Installment Acquired Shares and 2nd Installment Warrants (the “2nd Installment Securities”) of which the Escrow Agent will transfer to the Investors the number of 2nd Installment Securities set forth against their name on Schedule A, and (iii) to the Escrow Agent, the number of 3rd Installment Acquired Shares and 3rd Installment Warrants (the “3rd Installment Securities”) of which the Escrow Agent will transfer to the Investors the number of 3rd Installment Securities set forth against their name on Schedule A. Notwithstanding anything to the contrary contained herein, Schedule A may be amended at the Lead Investor’s sole discretion prior to the date of the 2nd Installment and/or the 3rd Installment (including to reflect an increased portion of the investment to be made by the Lead Investor), provided that any new Investor acquires securities subject to the terms and conditions of this Agreement pursuant to a Joinder Agreement in the form attached hereto as Schedule 2.5.

2.6.	To ensure full performance of the obligations and undertakings of the Company and the Investors in connection with the 2nd Installment and the 3rd Installment, at the Closing, the Company shall issue and allot to the Escrow Agent the 2nd Installment Securities and the 3rd Installment Securities (collectively, the “Escrow Securities”), to be held by the Escrow Agent in trust for the Company and the Investors according to the number of Escrow Securities set forth against each Investor’s name on Schedule A. The Escrow Agent shall hold the Escrow Securities in trust and release and transfer them to Investors upon receipt of a confirmation from the Company’s bank, with respect to each Investor, that such Investor paid its applicable portion of the 2nd Installment or the 3rd Installment set forth against such Investor’s name on Schedule A. All of the Escrow Agent’s duties, rights and instructions in connection herewith shall be as set forth in the Escrow Agreement attached hereto in Schedule 2.6(a) (the “Escrow Agreement”), executed by the Company, Escrow Agent and the Investors on or prior to the date of Closing. For the avoidance of doubt, for all purposes hereunder, until the date of payment by the Investors of the 2nd Installment or the 3rd Installment, as the case may be, the Escrow Agent shall vote, execute written instruments and/or exercise any other rights of holders in connection with the Escrow Securities pursuant to the written instructions of the Lead Investor. In order to facilitate the release of the Escrow Securities from the Escrow Agent to the Investors upon payment by the Investors of the 2nd Installment or the 3rd Installment, as applicable, the Escrow Agent and Investors shall each execute transfer instruments in the form attached hereto as Schedule 2.6(b), which transfer instruments will be held by the Escrow Agent together with the Escrow Securities.

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2.7.	In addition to the foregoing, on or prior to August 30, 2005, the Investors shall deposit with the Escrow Agent an amount of US$1,000,000 on account of the aggregate Purchase Price (the “Escrow Amount”). The Escrow Amount shall include any and all interest accumulated thereon whilst in escrow, and shall be released according to the following:

(a)	If the Closing takes place, the Escrow Agent shall, upon receipt of written confirmation from the Company and the Lead Investor, transfer the Escrow Amount to the Company. In these circumstances, the Escrow Amount shall be deducted from the 1st Installment due and payable by the Investors at Closing.

(b)	If the Closing does not take place due to: (i) the election of the Lead Investor in accordance with the provisions of Sections 10.5 (Due Diligence) or 10.6 (Adverse Event), (ii) the Company’s failure to enter into the Debt Restructuring Agreement within the twenty-one (21) days set forth in Section 10.1 below, or (iii) the Company’s failure to effect the Closing, then the Escrow Agent shall, upon receipt of written instructions from the Lead Investor that the Closing did not take place for any one of such reason(s), transfer the Escrow Amount to the Investors.

(c)	If the Closing does not take place due to the election of the Lead Investor for reasons other than those provided for under Sections 10.5 (Due Diligence) and 10.6 (Adverse Event), then, as the Company’s sole remedy, the Escrow Agent shall transfer the Escrow Amount to the Company as an investment by the Investors at a purchase price per share equal to the Price Per Share against the issuance by the Company of 2,857,143 Ordinary Shares. Notwithstanding the above, in the event that within twelve (12) months of the date hereof the Company consummates a private placement at a per share price lower than the Price Per Share (the “Lower Price”), then the Investors will be issued promptly such number of additional Ordinary Shares as may be required to reflect the investment by the Investors of the Escrow Amount at such Lower Price.

2.8.	In the event that an Investor shall fail to pay its portion of the 2nd Installment or the 3rd Installment when due in accordance with this Section 2, as applicable, then, without derogating from any other remedy which may be available to the other parties to this Agreement, under this Agreement or under applicable law, all the then remaining Escrow Securities issued to such Investor at the Closing under this Agreement shall be cancelled by the Company in accordance with applicable law.

3.	TERMS OF ACQUIRED SHARES AND WARRANT SHARES

The Acquired Shares and Warrant Shares shall, when issued to the Investors and the Escrow Agent, have such rights, preferences and obligations as are set forth in the Company’s Articles of Association from time to time. For avoidance of doubt, the Acquired Shares and any Warrant Shares exercised by the Investors and held by the Escrow Agent, shall, while held by the Escrow Agent, be deemed to be fully paid up for the purpose of voting rights. Such shares shall be voted in accordance with the provision of Section 2 above and the provisions of the Escrow Agreement.

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4.	CLOSING

4.1.	The transactions contemplated hereby, other than the payment by the Investors of the 2nd Installment and the 3rd Installment, shall take place at a closing (the “Closing”) to be held at the offices of Amit, Pollak, Matalon & Ben Naftali, Erez & Co., NYP Tower 19th Floor 17 Yitzhak Sade Street, Tel Aviv, Israel, within: (i) seventy (70) days from the date of this Agreement or at such other date, time and place as the Company and the Lead Investor shall have mutually agreed to.

4.2.	At the Closing, the following transactions shall occur simultaneously:

4.2.1.	The following documents shall have been provided to the Lead Investor:

(a)	a resolution of the Board in the form attached hereto as Schedule 4.2.1(a): (i) authorizing the execution, performance and delivery of this Agreement and all related documents thereunder, (ii) approving the Debt Restructuring Agreement, (iii) approving the Management Agreement, and (vi) approving the issuance of all the Acquired Shares and the Warrants on the date of Closing, conditional upon payment of the 1st Installment of the Purchase Price and the reservation of the Warrant Shares;

(b)	minutes of the general meeting of the Company’s shareholders signed by the chairman of the meeting to be attached as Schedule 4.2.1(b): (i) approving the terms of this Agreement and the transactions contemplated hereunder, including but not limited to the Registration Rights Agreement, and (ii) approving the terms of the Management Agreement; (iii) approving any necessary amendments to the Company’s Articles of Association; and (iv) approving the procurement of the Policy (as defined in Section 11.3 below);

(c)	the Warrants in the form attached hereto as Schedule 4.2.1(c) duly executed by the Company and issued to each Investor and to the Escrow Agent, in the amounts set forth in Schedule A;

(d)	executed rearrangement and rescheduling agreement of the Company’s debts with Bank Hapoalim B.M., Bank Leumi Le-Israel B.M. and Israel Discount Bank Ltd. (hereinafter, the “Banks”), which will be acceptable to Lead Investor, a copy of which will be attached to this Agreement as Schedule 4.2.1(d) (the “Debt Restructuring Agreement”);

(e)	irrevocable instructions to the Company’s transfer agent in the form of Schedule 4.2.1(e) to issue as soon as is reasonably practicable to the Investors and the Escrow Agent share certificates for the Acquired Shares; together with signed notices to the Registrar of Companies regarding the shares to be issued in the names of the Investors and the Escrow Agent pursuant to this Agreement.

(f)	A compliance certificate, in the form attached hereto as Schedule 4.2.1(f) duly executed by the Chief Executive Officer of the Company, dated as of the date of the Closing, confirming and certifying that the representations and warranties set forth in Section 7 of this Agreement are true and correct as of and through the date of Closing, that the Company has performed and complied with all its covenants, agreements, and undertakings as set forth herein and that no Adverse Event, as defined in Section 10.6 below, has occurred after signing and prior to Closing.

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4.2.2.	The Company and the Investors shall execute and deliver the Registration Rights Agreement attached hereto as Schedule 9.

4.2.3.	The Company and the Lead Investor shall execute and deliver the Management Agreement attached hereto as Schedule 10.3.

4.2.4.	Each of the Investors shall pay to the Company its proportional share of the 1st Installment of the Purchase Price as set next to its name on Schedule A, by way of instructing a bank transfer to the Company’s account, pursuant to wiring instructions given in writing by the Company prior to the Closing.

4.3.	In the event that the Company fails to effect the Closing, the Lead Investor will have, as a sole remedy in such event, a right of first refusal with respect to any offer to make an investment in the Company made by a third party within one hundred and eighty (180) days from the date of termination of this Agreement (the “Third Party Offer”), to make such investment under the same terms of the Third Party Offer. The provisions of this Section 4.3 shall not apply if the Company’s failure is due to: (i) the Company’s inability to enter into the Debt Restructuring Agreement under Section 10.1; or (ii) the lack of shareholders’ approval to this Agreement.

5.	CLOSING CONDITIONS

5.1.	The Closing of the transactions contemplated hereunder and the obligations of the Investors are subject to the following conditions precedent, any one or more of which may be waived in whole or in part by the Lead Investor:

5.1.1.	receipt by the Company of the approval of any required regulatory or governmental authority, if any;

5.1.2.	the execution of the Debt Restructuring Agreement, a copy of which will be attached to this Agreement as Schedule 4.2.1(d);

5.1.3.	the Company’s obtaining all required corporate approvals, including the approval of the Company’s shareholders for the terms of this Agreement and the transactions contemplated hereunder and any other related transaction;

5.1.4.	the Banks’ approval of this Agreement and the transactions contemplated hereunder; and

5.1.5.	written confirmation from the Company that it views the Voting Agreement by and among the Company and Dan Purjes, dated January 23, 2005 is in full force and effect as of the date of the Closing, and that the Company has not waived and/or amended any term thereunder.

5.2.	The Closing and the obligations of the Company to issue the Acquired Shares and the Warrants to the Investors are subject to the following conditions precedent, any one or more of which may be waived in whole or in part by the Company:

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5.2.1.	the payment by the Investors of the 1st Installment of the Purchase Price at the Closing; and

5.2.2.	Approval of this Agreement and the transactions contemplated thereunder by any required corporate action by the Investors.

6.	CAPITALIZATION

6.1.	All prices and/or quantities in this Agreement for the Acquired Shares and Warrants shall be subject to adjustment in any recapitalization event – stock split, reverse stock split, bonus shares, reclassification and other changes in the structure of the share capital of the Company.

6.2.	The Company agrees and undertakes that until the Closing it will not sell issue, allot, grant or transfer in any other way any shares, options, warrants or any other securities which are convertible or exchangeable into shares of the Company (collectively, the “Securities”) to any person or entity, except for (a) issuances of Ordinary Shares to holders of Securities which are outstanding on the date hereof pursuant to the respective terms and conditions of those Securities, (b) grants of options to purchase Ordinary Shares to employees, officers and directors under the Company’s approved plans and obligations, provided, however, that on the aggregate, the Company will not grant more that 500,000 options, or (c) as approved in advance and in writing by the Lead Investor.

7.	REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company hereby represents and warrants to the Investors, and acknowledges that the Investors are entering into this Agreement in reliance thereon, as follows:

7.1.	Organization. The Company is duly organized and existing under the laws of the state of Israel as a public company limited by shares pursuant to the Companies Law, and registered by the Registrar of Companies as a public company, number 52-003986-8.

7.2.	Validly Existing. The Company validly exists as a company under the laws of the State of Israel. The Company has the full corporate power and authority to conduct its business as currently conducted and the Company had at all relevant times the full corporate power and authority to conduct its business as previously conducted.

7.3.	Public Listing. Between October 1995 and May 2005 the Ordinary Shares of the Company were registered for trading on the Nasdaq. On May 17, 2005, the Company’s Ordinary Shares have been de-listed from trade on Nasdaq. If and when the Company is able to relist on Nasdaq or any other exchange or stock market, the Acquired Shares and the Warrant Shares underlying the Warrants, when issued, will qualify for listing on Nasdaq or such other exchange or stock market subject to applicable law.

7.4.	Share Capital. The registered share capital of the Company is NIS 120,000,000 divided into 120,000,000 Ordinary Shares, of which no more than 26,205,681 Ordinary Shares are issued and outstanding as of July 31, 2005. In addition, as of July 31, 2005 the Company had issued and outstanding options, warrants and other securities exercisable into no more than 10,492,780 Ordinary Shares. Since July 31, 2005 there have been no change in the Company’s share capital, except for issuances and grants of Securities in accordance with Section 6.2 above.

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7.5.	Full Disclosure. To the best of the Company’s knowledge, the annual report on Form 20-F of the Company for the year ended December 31, 2004 which was filed with the United States Securities Exchange Commission on July 15, 2005 (the “20-F Form”) and all subsequent filings filed by the Company (copies of which are attached hereto as Schedule 7.5) do not incorporate or contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading.

7.6.	Financial Statements

(a)	True and complete copies of: (i) the audited consolidated balance sheet of the Company as at December 31, 2004, and the related audited consolidated statements of operations, changes in shareholders’ equity and cash flows of the Company for the year then ended, together with the notes thereto and the report of Kost Forer Gabbay & Kasierer (a member of Ernst & Young Global) relating thereto (the “2004 Financial Statements”), and (ii) the Company’s preliminary, unaudited and not reviewed financial results for the period ended June 30, 2005 (the “2005 Quarterly Results”), are attached hereto as Schedule 7.6(a).

(b)	The 2004 Financial Statements are accurate and complete in all material respects, and the dollar amount of each line item included therein will be accurate in all material respects. The 2004 Financial Statements and to the Company’s best knowledge, the 2005 Quarterly Results, present fairly in all material respects the financial position of the Company as of the date thereof and the results of operations, changes in shareholders’ equity and cash flows of the Company for the periods covered thereby. The 2004 Financial Statements were prepared in accordance with U.S. GAAP, applied on a consistent basis throughout the periods covered.

7.7.	Reports. The Company has timely filed, or caused to be filed, with the appropriate authorities or got extension for, all filings, reports and returns required to be filed by it, or with respect to it, its business, operations or assets, including, without limitation, all tax returns, and as of the time of filing, such filings, reports and returns were true and complete in all material respects.

7.8.	Due Authorization. The Acquired Shares, Warrants, Warrant Shares, when issued, at the Closing or upon exercise of the Warrants, as applicable, shall all be duly authorized, validly issued, and upon payment of applicable Price Per Share and/or the Exercise Price thereof — fully paid, non-assessable and clear and free from any lien, encumbrance, or any other third party right whatsoever.

7.9.	Approvals. The execution and delivery of this Agreement and the full performance of all other obligations and undertakings of the Company contemplated hereunder including the issuance of the Acquired Shares, the grant and issuance of the Warrants, the issuance of the Warrant Shares, shall have been duly approved by the Board. Shareholder approval under applicable law, will be sought by the Company prior to the completion of the Closing. Subject to such approval, all acts required to be taken by the Company to authorize the execution and delivery of this Agreement, the performance of each of its obligations hereunder and the consummation of the transaction contemplated hereunder have been duly taken and are legally valid and in full force and effect.

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7.10.	No Violation. The execution and delivery of this Agreement and the performance of and compliance with all other obligations and undertakings of the Company contemplated hereunder do not and will not result in a violation of, or conflict with, or constitute a default, or give rise to any right of termination, cancellation or acceleration or the loss of any benefit under: (i) the Amended and Restated Articles of Association of the Company; (ii) any note or material contract, in any form, to which the Company is a party or by which it or any of its property is bound or affected having an adverse material effect on the Company; or (iii) any applicable law in any relevant jurisdiction, order, injunction, or judgment of any court or governmental bureau or authority, domestic or foreign, or any arbitration award applicable to it or any of its properties or assets.

7.11.	Compliance with Laws. The Company is not aware of a material violation of any applicable statute, rule, regulation, order or restriction of any domestic Israeli or, to the Company’s knowledge, foreign government or any instrumentality or agency thereof in respect of the conduct of its business or the ownership of its properties which has had, or could reasonably be expected to have, either individually or in the aggregate, a material adverse effect on the Company. The Company has all material franchises, permits, licenses and any similar authority necessary for the conduct of its business as now being conducted by it, the lack of which could, either individually or in the aggregate, reasonably be expected to have a material adverse effect on the Company.

7.12.	No Integrated Offering. Neither the Company, nor any person acting on its behalf, has directly or indirectly made any offers or sales of any security or solicited any offers to buy any security under circumstances that would cause the offering of the Acquired Shares, the Warrants and the Warrant Shares pursuant to this Agreement to be integrated with prior offerings by the Company for purposes of the Securities Act of 1933, as amended (the “Securities Act”) such that would subject the offering, issuance and sale of the Acquired Shares, the Warrants and the Warrant Shares hereunder to the registration requirements of Section 5 of the Securities Act, nor will the Company take any action or steps that would cause the offering of the Securities to be integrated with other offerings

7.13.	Binding Obligation. This Agreement, when executed and delivered by or on behalf of the Company, shall, subject to the shareholders’ approval and other consents to be obtained by the Company on or before the date of Closing under any applicable law, constitute the valid and legally binding obligation of the Company, legally enforceable against the Company in accordance with its terms. There is no consent, approval, order, license, permit, action by, or authorization of, or filing with any governmental authority (including any notifications) or any person that is required to be obtained or made on the part of the Company prior to the Closing that has not been, or will not have been, obtained by the Company prior to the Closing in connection with the valid execution, delivery, and performance of this Agreement.

7.14.	Brokers’ or Finders’ Fees. No agent, finder or broker acting on behalf of or under the authority of the Company, is or will be entitled to any broker’s or finder’s fee or any other similar commission or fee in connection with the transactions contemplated hereby. Notwithstanding anything herein to the contrary, in the event of any breach of the provisions of this Section, the Company shall fully indemnify and compensate the Investors for any damage or loss, which they actually incur due to such breach.

7.15.	Effectiveness. Each representation and warranty herein is deemed to be made on the date of this Agreement (unless specifically stated otherwise) and as of the date of Closing.

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8.	REPRESENTATIONS REGARDING THE INVESTORS AND THE ACQUIRED SHARES

Each Investor hereby represents and warrants to the Company, and acknowledges that the Company is entering into this Agreement in reliance thereon, as follows:

8.1.	Organization. Each Investor has been duly organized and validly exists under the laws of the jurisdiction of its formation. Each Investor has all requisite power and authority to execute and deliver this Agreement and other agreements contemplated hereby or which are ancillary hereto and to consummate the transactions contemplated hereby.

8.2.	Enforceability. This Agreement, when executed and delivered by the Investor, will constitute a valid, binding, and enforceable obligation of the Investor subject to the fulfillment of the conditions precedent as set forth in Section 5 hereinabove.

8.3.	Authorization. The execution and delivery of this Agreement and the performance of the obligations of such Investor will be duly authorized by all necessary corporate action prior to Closing, and the fulfillment of and compliance with the respective terms and provisions hereof and thereof, and the consummation by such Investor of this Agreement do not and will not conflict with, or violate any provision of, any law having applicability to such Investor or any of its respective assets; or result in any breach of, or constitute a default under any agreement to which such Investor is a party, except as would not have a material adverse effect on the Investor that would prevent in any way such Investor from performing its obligations and undertakings under this Agreement.

8.4.	Accredited Investor. Each Investor represents that it is an “accredited investor”, as that term is defined in Rule 501 of Regulation D under Securities Act of 1933, and has such business and financial experience as is required to protect its own interests in connection with its decision to enter this Agreement and to purchase the Acquired Shares and the Warrants.

8.5.	Absence of Registration. Each Investor understands, acknowledges and agrees that the Acquired Shares, the Warrants and the Warrant Shares have not been registered under the Securities Act and may not be offered or sold in the United States or to US persons unless such shares are registered under the Securities Act and applicable state securities laws, or an exemption from the registration requirements of the Securities Act and such state securities laws is available. The Investors understand that the certificate evidencing the Acquired Shares and the Warrant Shares will be imprinted with a legend in substantially the following form:

“THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933 (THE “SECURITIES ACT”). THE SHARES HAVE BEEN ACQUIRED FOR INVESTMENT AND MAY NOT BE SOLD, TRANSFERRED OR ASSIGNED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT FOR THESE SHARES UNDER THE SECURITIES ACT, OR AN OPINION OF COUNSEL FOR THE HOLDER OF THE SHARES SATISFACTORY TO NUR MACROPRINTERS LTD., THAT REGISTRATION IS NOT REQUIRED UNDER THE SECURITIES ACT.”

8.6.	Investment Purpose. Each Investor represents and agrees that the Acquired Shares, the Warrants and the Warrant Shares are purchased and issued for investment purposes, for its own account, and without present intention to sell or distribute them other than under applicable securities laws and the terms of this Agreement.

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8.7.	Receipt of Information. Without derogating from the Company’s undertakings under this Agreement, including the accuracy of all representations and warranties made by it, at the Closing, each Investor will be deemed to have confirmed that it has reviewed the previous public filings of the Company and it received such information and has conducted such independent examinations as it deemed necessary.

8.8.	Brokers’ or Finders’ Fees. No agent, finder or broker acting on behalf of or under the authority of such Investor, is or will be entitled to any broker’s or finder’s fee or any other similar commission or fee in connection with the transactions contemplated hereby. Notwithstanding anything herein to the contrary, in the event of any breach of the provisions of this Section, such Investor shall fully indemnify and compensate the Company for any damage or loss, which they actually incur due to such breach.

8.9.	Effectiveness. Each representation and warranty herein is deemed to be made on the date of this Agreement (unless specifically stated otherwise) and as of the date of Closing.

9.	REGISTRATION RIGHTS

The Investors shall be granted with certain registration rights with respect to the Acquired Shares and the Warrant Shares as set forth in the Registration Rights Agreement attached hereto as Schedule 9 (the “Registration Rights”).

10.	ACTIONS PRIOR TO CLOSING

10.1.	Debt Restructuring Agreement. The Board shall have approved and executed within twenty-one (21) days of the date hereof, the Debt Restructuring Agreement with the Banks, a copy of which will be attached to this Agreement as Schedule 4.2.1(d). In the event that the Company shall have not entered into the Debt Restructuring Agreement within the aforementioned period, then the Investors may terminate this Agreement with no further liability and receive the Escrow Amount.

10.2.	General Meeting of Shareholders. Subject to the DD Completion under Section 10.5 and the Company entering into the Debt Restructuring Agreement under Section 10.1, the Company will convene a general meeting of its shareholders to such a date that will be not later than one business day before the date set for Closing, to approve, among other things, the terms of this Agreement. The proxy statement materials will be provided to the Lead Investor for its review.

10.3.	Management Agreement. The Company and the Lead Investor shall enter on or before the Closing into a Management Agreement in the form attached hereto as Schedule 10.3, pursuant to which the Lead Investor shall provide management services to the Company in consideration for an annual management fee of US $250,000 and the Management Agreement shall be subject to the approval of the Company’s general meeting of the shareholders.

10.4.	Board of Directors. The Company undertakes that following the Closing the Investors shall be able to elect a majority of the Board, regardless of the number of members composing the Board. The Company shall effect such undertaking at a meeting of shareholders, held on or prior to the date of Closing, at which meeting shall be appointed those nominees proposed by the Lead Investor to serve, as members of the Board effective immediately after the Closing.

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10.5.	Due Diligence. The Lead Investor may decide not to proceed with the investment hereunder if its findings after completion of its due diligence, including financial and legal due diligence are not to its satisfaction. The Investors shall have a 21-day period commencing immediately following the execution of this Agreement to complete their due diligence (the completion of such due diligence shall be referred to as the “DD Completion”). If the Investors are not satisfied with the due diligence results during said period, then the Investors will not be obligated to consummate the transaction contemplated hereunder.

10.6.	Adverse Events. If at any time prior to the Closing, the Lead Investor becomes aware of a particular event or circumstances not in the Company’s ordinary course of business that are unknown to the Company or are known to the Company and not reported to the Investors, which have, in the aggregate, an adverse effect on the Company of US$3,000,000 (the “Adverse Event”), then, the Lead Investor may decide not to proceed with the investment hereunder. It is agrees that “Adverse Event” shall also include circumstances that prevent the Company from holding the general meeting of shareholders for approval of this Agreement on or before the date set for Closing.

10.7.	Ordinary Course. As of the date hereof and until the date of closing, the Company: (i) shall conduct its business solely in the ordinary course of business as is conducted on the date hereof; and (ii) shall not declare or pay any dividends or make any other distributions or payments with respect to its share capital.

11.	ACTIONS FOLLOWING THE CLOSING

11.1.	On the date which is not later than ninety (90) days following the Closing, each of the Investors shall pay to the Company its proportional share of the 2nd Installment of the Purchase Price as set next to its name on Schedule A, by way of instructing a bank transfer to the Company’s account, pursuant to wiring instructions given in writing by the Company prior thereto, and the Escrow Agent shall release to the Investors the appropriate portion of the Escrow Securities.

11.2.	On the first anniversary of the Closing, each of the Investors shall pay to the Company its proportional share of the 3rd Installment of the Purchase Price as set next to its name on Schedule A, by way of instructing a bank transfer to the Company’s account, pursuant to wiring instructions given in writing by the Company prior thereto, and the Escrow Agent shall release to the Investors the appropriate portion of the Escrow Securities.

11.3.	Subject to any other provisions in law, the Investors will act and exercise their position as controlling shareholders in the Company in any required way so that the Company will continue to hold its directors and officers liability policy (the “Policy”) in accordance with and in the amounts that are in effect as of the date hereof, this being for at least four (4) years from the date of Closing so that the Policy will apply to obligations and liabilities of the Company’s directors and officers who serve in office in the Company and/or in companies controlled by the Company, before the date of Closing for any wrongful act, omission, or event that preceded such date, all this being subject to the conditions of the current policy and its exclusions.

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12.	NON-DISCLOSURE

12.1.	The terms and conditions described in this Agreement, including its existence, shall be confidential information and neither of the parties shall disclose or reveal it to any other person, firm, corporation or other third party, except (i) as required under any applicable law, or (ii) otherwise explicitly agreed between the Company and the Lead Investor. If either party determines that one of the foregoing exceptions has occurred, it shall, to the extent possible, consult with the other party prior to any such disclosure.

12.2.	In the event that the Closing does not occur, the parties’ respective obligations of confidentiality under this Agreement shall nonetheless survive.

12.3.	The provisions of this Section 12 are subject to and do not deem to amend or replace that certain letter agreement regarding confidentiality, which was entered between the parties on June 22, 2005, a copy of which is attached hereto as Schedule 12.3.

13.	NO SHOP

During a period ending sixty (60) days following the signing of this Agreement the Company or any person acting on its behalf (a) shall not solicit, negotiate and/or accept any financing or investment offers by other parties without the written consent of the Lead Investor, and (b) shall not declare or make any distribution to shareholders or enter into any new transaction with any “Interested Party”, as defined in the Israeli Securities Act, 1968, as amended.

14.	INDEMNIFICATION

14.1.	Each party agrees that to the fullest extent permitted by applicable law, it will indemnify and hold the other party harmless against and in respect of any and all loss, liability, deficiency or damage, or actions in respect thereof (including reasonable legal fees and expenses), occasioned by: (i) any breach of this Agreement; (ii) any falsity of any representations or warranties of such party or any certificate or other instrument furnished by that party hereunder; or (iii) any liability that is derived from an act or omission that has been committed prior to the date hereof, but that becomes known hereafter.

14.2.	Notwithstanding the foregoing, no claims shall be asserted unless the cumulative amounts claimed for is in excess of US$100,000 and under no circumstances shall any party be entitled to indemnification hereunder in an amount greater than the Purchase Price.

14.3.	The remedies specified in this Section 14 shall be the sole and exclusive remedy to which the parties are entitled with regard to any losses or damages caused to them with regard to the breaches described in Section 14.1 above.

15.	MISCELLANEOUS

15.1.	Governing Law and Jurisdiction. This Agreement and the transactions contemplated hereunder shall be governed by and construed in accordance with the laws of the State of Israel, without giving effect to rules respecting conflict of law that would cause the laws of any jurisdiction other than the State of Israel to be applied. The competent courts of Tel Aviv-Jaffa shall have sole and exclusive jurisdiction to hear and resolve any disputes among the parties related to this Agreement.

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15.2.	Expenses. The Company and the Investors will each bear their own legal and other expenses with respect to the transaction contemplated herein; except that, the Company will pay legal and other fees and actual expenses incurred by the Lead Investor in the amount of up to seventy-five thousand United States dollars (US$75,000) plus VAT which amount shall be reduced to fifty thousand United States dollars (US$50,000) plus VAT in the event that the transaction is not consummated, in each case, provided that the Lead Investor deposited the Escrow Amount under the terms of Section 2 above.

15.3.	Preparation of Financial Statements. At the request of the Lead Investor the Company will prepare and provide the Investors with financial statements of the Company prepared according to Israeli GAAP. Said financial statements will be submitted to the Lead Investor together with the financial statements of the Company provided that the request by the Lead Investor is given 30 days in advance.

15.4.	Public Release. Without limiting the generality of the parties’ Non-Disclosure obligations and subject to any duty imposed by any applicable law, the parties agree to coordinate among themselves any release or report to the public and/or to any authority of information relating to the transaction hereof.

15.5.	Notices

15.5.1.	All notices and other communications required or permitted hereunder to be given to a party to this Agreement shall be in writing and shall be telecopied or mailed by registered or certified mail, postage prepaid, or otherwise delivered by hand or by messenger, addressed to such party’s address as set forth below:

If to the Investors:	to such address and by facsimile as set forth in Schedule A.

If to the Company:	NUR Macroprinters Ltd. Attn: David Amir, CEO P.O. Box 1281 12 Abba Hillel Silver Street Lod 71111 Israel Facsimile: +972-8-9218918

or such other address with respect to a party as such party shall notify each other party in writing as above provided.

15.5.2.	Any notice sent in accordance with this Section 15.5 shall be effective (i) if mailed, five (5) business days after mailing, (ii) if sent by messenger, upon delivery, and (iii) if send via telecopier, upon transmission and telephonic confirmation of receipt (provided that if transmitted on a day that is not a business day, on the next business day).

15.6.	Entire Agreement; Amendment and Waiver. This Agreement and the Schedules hereto constitute the full and entire understanding and agreement between the parties with regard to the subject matters hereof and thereof. All prior representations, understandings and agreements among the parties are void and of no further effect. Any term of this Agreement may be amended, waived, or discharged, either prospectively or retroactively, and either generally or in a particular instance, by written consent of Company and Lead Investor, other than the Registration Rights Agreement, which may only be amended as set forth therein.

15.7.	Survival. All representations and warranties set forth in this Agreement as well as the indemnification provisions shall survive for a period of four (4) years following the Closing.

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15.8.	Rights; Severability. In case any provision of this Agreement shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby. The parties hereto shall be obliged to draw up an arrangement in accordance with the meaning and the object of the invalid provision.

15.9.	Titles and Subtitles. The titles of the sections and subsections of this Agreement are for convenience of reference only and are not to be considered in construing this Agreement.

15.10.	Stamp Duty, Other Duties and Expenses. All stamp duty and other duties and expenses incurred in connection with the execution and performance of this Agreement shall be borne by the Company, unless specifically stated otherwise.

15.11.	Assignment. The rights and obligations pursuant to this Agreement, or any part thereof, may be assigned or otherwise conveyed by the Investors or any subsequent transferee, both prior to and/or after the Closings, provided that such transferee agrees in writing to be bound by this Agreement. The Company may not assign or otherwise convey any of its rights and/or obligations pursuant to this Agreement.

15.12.	Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be a duplicate original, but all of which taken together shall constitute one and the same agreement.

[SIGNATURE PAGE TO FOLLOW]

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[SIGNATURE PAGE]

IN WITNESS WHEREOF, the parties have signed this Agreement as of the date first written hereinabove.

NUR Macroprinters Ltd.

By:      /s/ Oded Akselrod
            —————————————
Name: Oded Akselrod
            —————————————
Title:   Director
            —————————————

By:      /s/ David Seligman
            —————————————
Name: David Seligman
            —————————————
Title:   Chief Financial Officer
—————————————	Fortissimo Capital Fund GP LP. By: Fortissimo Capital (GP) Management Fund Ltd, its general partner By: /s/ Yuval Cohen ————————————— Name: Yuval Cohen ————————————— Title: Director —————————————

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Schedule A

List of Investors

Name of Investor	Address	Portion of Purchase Price			Number of Acquired Shares			Number of Warrants
		1st Instal.	2nd Instal.	3rd Instal.	1st Instal.	2nd Instal.*	3rd Instal.*	1st Instal.	2nd Instal.*	3rd Instal.*
Fortissimo Capital Fund, LP	c/o Marc Lesnick Fortissimo Capital Management Ltd. 14 Hamelacha Street Park Afek, Rosh Haayin 48091 Fax: +972-3-9157411	$4,470,832	$4,470,832	$1,788,333	12,773,806	12,773,806	5,109,522	9,580,354	9,580,354	3,832,142
Fortissimo Capital Fund (Israel), LP	c/o Marc Lesnick Fortissimo Capital Management Ltd. 14 Hamelacha Street Park Afek, Rosh Haayin 48091 Fax: +972-3-9157411	$398,470	$398,470	$159,388	1,138,485	1,138,485	455,394	853,864	853,864	341,546
Fortissimo Capital Fund (Israel-DP), LP	c/o Marc Lesnick Fortissimo Capital Management Ltd. 14 Hamelacha Street Park Afek, Rosh Haayin 48091 Fax: +972-3-9157411	$130,698	$130,698	$52,279	373,423	373,423	149,369	280,067	280,067	112,027

	Total	$5,000,000	$5,000,000	$2,000,000	14,285,714	14,285,714	5,714,286	10,714,286	10,714,286	4,285,714

*	To be issued or granted, as applicable, at the Closing on the name of the Escrow Agent

WARRANT

THIS WARRANT AND THE ORDINARY SHARES ISSUABLE UPON EXERCISE OF THIS WARRANT (THE “SECURITIES”) HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, (THE “SECURITIES ACT”) OR QUALIFIED UNDER ANY STATE OR FOREIGN SECURITIES LAW, AND THE WARRANT MAY NOT BE EXERCISED AND THE WARRANT AND THE ORDINARY SHARES ISSUABLE UPON EXERCISE MAY NOT BE SOLD, TRANSFERRED, PLEDGED, ASSIGNED OR HYPOTHECATED, UNLESS THERE IS AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT COVERING THIS WARRANT AND/OR SUCH SECURITIES.

to purchase

Ordinary Shares

of

NUR Macroprinters Ltd.

at an exercise price of $0.40 per share

VOID AFTER 17:00 p.m. (prevailing Tel Aviv time)

On the Expiration Date (as hereinafter defined)

No. W-[ ]	Date: [ ] , 2005

NUR Macroprinters Ltd., an Israeli company with its principal offices at 12 Abba Hillel Silver Street, Lod, Israel (the “Company”), hereby grants to [ ] (the “Holder”), the right to purchase, subject to the terms and conditions hereof, up to [ ( )] ordinary shares, par value NIS 1.00 per share, of the Company (“Ordinary Shares”), exercisable at any time from time to time, on or after the date hereof (the “Effective Date”), and until the fifth anniversary of the Effective Date (the “Expiration Date”).

1.	DEFINITIONS

In this Warrant the terms below shall have the following meaning, unless otherwise specifically provided or required by the context:

1.1.	“Warrant Shares” means the Ordinary Shares purchasable hereunder or any other securities which, in accordance with the provisions hereof, may be issued by the Company in substitution therefor.

1.2.	“Exercise Price” means the price of forty cents ($0.40) payable hereunder for each Warrant Share, as adjusted in the manner set forth hereinafter.

1.3.	“Warrants” means this Warrant and all warrants hereafter issued in exchange or substitution for this Warrant.

2.	WARRANT PERIOD; EXERCISE OF WARRANT

2.1.	This Warrant may be exercised in whole at any time, or in part from time to time, beginning on the Effective Date until the Expiration Date (the “Warrant Period”), by the surrender of this Warrant (with a duly executed exercise form in the form attached hereto as Exhibit A), at the principal office of the Company, set forth above, together with proper payment of the Exercise Price multiplied by the number of Warrant Shares for which the Warrant is being exercised. Payment for Warrant Shares shall be made by certified or official bank check or checks, payable to the order of the Company or by wire transfer to an account to be designated in writing by the Company. Payments shall be made in United States dollars.

2.2.	The Holder of the Warrant, by its acceptance hereof, covenants and agrees that this Warrant is being acquired as an investment and not with a view to the distribution hereof and such Holder further covenants and agrees that it will not sell, transfer, pledge, assign, or hypothecate the Warrant or the Warrant Shares unless there is an effective registration statement under the Securities Act of 1933 covering the Warrant or the Warrant Shares, or the Holder of the Warrant and/or the Warrant Shares receives an opinion of counsel satisfactory to the Company stating that such sale, transfer, pledge, assignment, or hypothecation is exempt from the registration and prospectus delivery requirements of the Securities Act of 1933 and the qualification requirements under applicable law.

2.3.	If this Warrant should be exercised in part, the Company shall, upon surrender of this Warrant for cancellation, execute and deliver a new Warrant evidencing the rights of the Holder to purchase the remainder of the Warrant Shares purchasable hereunder. The Company shall pay any and all expenses, taxes and other charges that may be payable in connection with the issuance of the Warrant Shares and the preparation and delivery of share certificates pursuant to this Section 2 in the name of the Holder (including without limitation the applicable stamp duty), and to the extent required, the execution and delivery of a new Warrant, provided, however, that the Company shall only be required to pay taxes which are due as a direct result of the issuance of the Warrant Shares or other securities, properties or rights underlying such Warrants (such as the applicable stamp duty), and will not be required to pay any tax which may be (i) due as a result of the specific identity of the Holder or (ii) payable in respect of any transfer involved in the issuance and delivery of any such certificates in a name other than that of the Holder.

2.4.	No fractions of Ordinary Shares shall be issued in connection with the exercise of this Warrant, and the number of Ordinary Shares issued shall be rounded up or down to the nearest whole number.

2.5.	Upon the issuance of Ordinary Shares resulting from the exercise in whole or in part of this Warrant, the Company shall deliver to the Holder an irrevocable letter of instructions to the Company’s transfer agent to issue as soon as is reasonably practicable to the Holder share certificates reflecting the Warrant Shares exercised thereby, together with any and all other documents required for the issuance of such certificates by the transfer agent.

3.	RESERVATION OF SHARES

The Company covenants that: (i) at all times during the Warrant Period it shall have in reserve, and will keep available solely for issuance or delivery upon exercise of the Warrant, such number of Ordinary Shares as shall be issuable upon the exercise hereof, and (b) upon exercise of the Warrant and payment of the Exercise Price hereunder, the Warrant Shares issuable upon such exercise will be validly issued, fully paid, non assessable, free and clear from any lien, encumbrance, pledge or any other third party right and not subject to any preemptive rights.

4.	ADJUSTMENTS TO EXERCISE PRICE AND NUMBER OF SECURITIES

4.1.	Subdivision and Combination. In case the Company shall at any time subdivide or combine the outstanding Ordinary Shares, the Exercise Price shall forthwith be proportionately decreased in the case of subdivision or increased in the case of combination.

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4.2.	Stock Dividends and Distributions. In case the Company shall pay a dividend on, or make a distribution of, Ordinary Shares or of the Company’s share capital convertible into Ordinary Shares, the Exercise Price shall forthwith be proportionately decreased. An adjustment pursuant to this Section 4.3 shall be made as of the record date for the subject stock dividend or distribution.

4.3.	Adjustment in Number of Securities. Upon each adjustment of the Exercise Price pursuant to the provisions of Sections 4.1 and 4.2, the number of Ordinary Shares issuable upon the exercise of each Warrant shall be adjusted to the nearest full amount by multiplying a number equal to the Exercise Price in effect immediately prior to such adjustment by the number of Ordinary Shares issuable upon exercise of the Warrants immediately prior to such adjustment and dividing the product so obtained by the adjusted Exercise Price.

4.4.	No Adjustment of Exercise Price in Certain Cases. No adjustment of the Exercise Price shall be made if the amount of said adjustment shall be less than 2 cents ($0.02) per Ordinary Share, provided, however, that in such case any adjustment that would otherwise be required then to be made shall be carried forward and shall be made at the time of and together with the next subsequent adjustment which, together with any adjustment so carried forward, shall amount to at least 2 cents ($0.02) per Ordinary Share.

4.5.	Merger or Consolidation. In case of any consolidation of the Company with or merger of the Company with, or merger of the Company into (other than a merger which does not result in any reclassification or change of the outstanding Ordinary Shares), the Company shall cause the corporation formed by such consolidation or merger or surviving such merger to execute and deliver to the Holder a supplemental warrant agreement providing that the Holder of the Warrant then outstanding or to be outstanding shall have the right thereafter (until the expiration of such Warrant) to receive, upon exercise of such Warrant, the kind and amount of shares of stock and other securities and property receivable upon such consolidation or merger, by a holder of the number of Ordinary Shares of the Company for which such Warrant might have been exercised immediately prior to such consolidation or merger. Such supplemental warrant agreement shall provide for adjustments, which shall be identical to the adjustments provided in this Section 4. The provisions of this Section 4.5 shall similarly apply to successive consolidations or mergers.

5.	NOTICES TO WARRANT HOLDERS

Nothing contained in this Warrant shall be construed as conferring upon the Holder the right to vote or to consent or to receive notice as a shareholder in respect of any meetings of shareholders for the election of directors or any other matter, or as having any rights whatsoever as a shareholder of the Company. If, however, at any time prior to the Expiration Date, any of the following events shall occur:

5.1.	the Company shall take a record of the holders of its Ordinary Shares for the purpose of entitling them to receive a dividend or distribution payable otherwise than in cash, or a cash dividend or distribution payable otherwise than out of current or retained earnings, as indicated by the accounting treatment of such dividend or distribution on the books of the Company;

5.2.	the Company shall offer to all the holders of its Ordinary Shares any additional shares of the share capital of the Company or securities convertible into or exchangeable for shares of the share capital of the Company, or any option, right or warrant to subscribe therefor; or

5.3.	a dissolution, liquidation or winding up of the Company (other than in connection with a consolidation or merger) or a sale of all or substantially all of its property, assets and business as an entirety shall be proposed;

then, in any one or more of said events, the Company shall give to the Holder written notice of such event at least fifteen (15) days prior to the date fixed as a record date or the date of closing the transfer books for the determination of the shareholders entitled to such dividend, distribution, convertible or exchangeable securities or subscription rights, or entitled to vote on such proposed dissolution, liquidation, winding up or sale.

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6.	TRANSFERABILITY

6.1.	The Holder may, subject to applicable securities laws, sell, transfer, assign, encumber, pledge or otherwise dispose or undertake to dispose of the Warrant.

6.2.	Unless registered, the Warrant Shares issued upon exercise of the Warrants shall be subject to a stop transfer order and the certificate or certificates evidencing such Warrant Shares shall bear legend substantially similar to the following:

“THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933 (THE “SECURITIES ACT”). THE SHARES HAVE BEEN ACQUIRED FOR INVESTMENT AND MAY NOT BE SOLD, TRANSFERRED OR ASSIGNED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT FOR THESE SHARES UNDER THE SECURITIES ACT, OR AN OPINION OF COUNSEL FOR THE HOLDER OF THE SHARES SATISFACTORY TO NUR MACROPRINTERS, THAT REGISTRATION IS NOT REQUIRED UNDER THE SECURITIES ACT.”

7.	LOSS, ETC. OF WARRANT

Upon receipt of evidence satisfactory to the Company of the loss, theft, destruction or mutilation of this Warrant, and of indemnity reasonably satisfactory to the Company, if lost, stolen or destroyed, and upon surrender and cancellation of this Warrant, if mutilated, and upon reimbursement of the Company’s reasonable direct expenses, the Company shall execute and deliver to the Holder a new Warrant of like date, tenor and denomination.

8.	HEADINGS

The headings of this Warrant have been inserted as a matter of convenience and shall not affect the construction hereof.

9.	NOTICES

Unless otherwise provided, any notice required or permitted under this Warrant shall be given in writing and shall be deemed effectively given upon personal delivery to the party to be notified or seven (7) days after deposit with the Post Authority, for dispatch by registered or certified mail, postage prepaid and addressed to the Holder at the address set forth in the Company’s books and to the Company at the address of its principal offices set forth above, or when given by telecopier or other form of rapid written communication, provided that confirming copies are sent by such airmail.

10.	GOVERNING LAW

This Warrant shall be governed by and construed and enforced in accordance with the laws of the State of Israel (regardless of the laws that might otherwise govern under applicable Israel principles of conflicts of law). Any dispute arising out of or in connection with this Warrant is hereby submitted to the sole and exclusive jurisdiction of the competent courts located in the District of Tel Aviv.

11.	ENTIRE AGREEMENT; AMENDMENT AND WAIVER

This Warrant and the Exhibit hereto constitute the full and entire understanding and agreement between the parties with regard to the subject matters hereof and thereof. Any term of this Warrant may be amended and the observance of any term hereof may be waived (either prospectively or retroactively and either generally or in a particular instance) only with the written consent of both the Holder and the Company.

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IN WITNESS WHEREOF, the Company has caused this Warrant to be executed as of the date first written above.

NUR Macroprinters Ltd.

By:      __________________
Name: __________________
Title:   __________________

By:      __________________
Name: __________________
Title:  __________________

Agreed and Accepted:

[                  ]

By:      __________________
Name: __________________
Title:  __________________

By:      __________________
Name: __________________
Title:  __________________

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EXHIBIT A

Warrant Exercise Form

_________________, 200_

NUR Macroprinters Ltd.
12 Abba Hillel Silver Street
P.O. Box 1281
Lod 71111
Israel

Dear Sirs,

Re:      Exercise of Warrant

1.	The undersigned hereby irrevocably elects to exercise the attached Warrant No. W-2 to the extent of ___________________ Ordinary Shares of NUR Macroprinters Ltd., all in accordance with Section 2.1 of the Warrant.

2.	Payment to the Company of the total Exercise Price for such shares has been made simultaneously with the delivery of this exercise of the Warrant.

3.	The undersigned requests that certificates for such Ordinary Shares be registered in the name of ____________________ whose address is ____________________ and that such certificates be delivered to whose address is _____________________________.

[                  ]

By:      __________________
Name: __________________
Title:   __________________

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MANAGEMENT SERVICES AGREEMENT

This Management services Agreement (this “Agreement”) is entered into as of September 26, 2005, by and among NUR Macroprinters Ltd., a company registered under the laws of the State of Israel (the “Company”) and Fortissimo Capital Fund GP, LP on behalf of the several limited partnerships for which it serves as the general partner (hereinafter “Fortissimo”).

WHEREAS,	the Company, Fortissimo and certain other investors have entered into a Share Purchase Agreement dated August 21, 2005 (the “SPA”; all capitalized terms used and not otherwise defined herein shall have the meanings ascribed to them in the SPA); and

WHEREAS,	Fortissimo and the Investors will purchase, subject to the closing of the transactions contemplated under the SPA (the “Closing”), a substantial shareholding position in the Company and they intend to actively participate in the management of the Company, including by way of election of members of the Company’s Board of Directors (the “Board”); and

WHEREAS,	the Company desires to retain management services of Fortissimo pursuant to the terms and conditions set forth in this Agreement, and Fortissimo agrees to provide such services to the Company on such terms and conditions.

NOW, THEREFORE, in consideration of the covenants and conditions hereinafter set forth, the parties hereby agree as follows:

4.	SCOPE OF SERVICES

4.1.	Management Services

4.1.1.	Fortissimo, through its employees, officers and directors, will conduct regular meetings and discussions with members of the Company’s management, to assist and advise them on matters concerning the affairs and business of the Company and render such other management services and advise as may be agreed to from time to time by the Company and Fortissimo (the “Management Services”).

4.1.2.	In rendering the Management Services hereunder, Fortissimo shall cooperate with the Company and utilize professional skill and diligence to provide the expertise required in connection with such services. Fortissimo shall dedicate as much time as will be reasonably necessary for the proper performance of the Management Services.

4.2.	Board Services

4.2.1.	Fortissimo and the Investors are entitled, under the terms of the SPA and subject to the Closing, to elect a majority of the Board (the “Fortissimo Directors”), including Yuval Cohen (“Cohen”) who will serve as chairman of the Board (the “Chairman”). The Fortissimo Directors will be active members of the Board and will serve in committees of the Board of which they are appointed (the services rendered by the directors and the Chairman will be referred hereinafter as the “Board Services”).

4.2.2.	In his capacity as Chairman, Cohen shall (a) preside at meetings of the Board and as chairman at the general meetings of the shareholders of the Company, (b) participate in any committee thereof to which he is appointed, (c) carry out all other duties vested with the Chairman under law and/or the Company’s Amended and Restated Articles of Association, and (d) upon the request of the Board and/or the Company’s management, participate in meetings and discussions with members of the Company’s management, to assist and advise them on matters concerning the affairs and business of the Company. .

4.2.3.	Fortissimo hereby agrees and undertakes that the provision of the chairmanship services by Cohen to the Company will be under the terms of this Agreement. Cohen may delegate his duties and responsibilities hereunder to another employee or Fortissimo or such other third party as Cohen deems appropriate.

4.2.4.	For the avoidance of doubt, it is clarified that in serving as members of the Board, the Fortissimo Directors, including the Chairman, shall not be employees of the Company, nor shall the payment of the Management Fee by the Company create employee-employer relations between the parties hereto or entitle the Fortissimo Directors to any social benefits.

4.2.5.	In providing the Board Services, the Fortissimo Directors shall be subject to any and all fiduciary and other duties applicable under law upon members of the board of directors, and with respect to the Chairman, also duties applicable upon the person holding position of chairman of the board of directors. The Fortissimo Directors, including the Chairman, shall dedicate as much time as will be reasonably necessary for the proper performance of the Board Services.

5.	COMPENSATION

5.1.	In consideration of the performance of the Management Services and the Board Services hereunder, the Company shall pay to Fortissimo an aggregate annual management services fee in the amount of two hundred fifty thousand United States dollars (US$250,000) (the “Management Fee”), to be paid in equal quarterly installments of sixty two thousand five hundred United States dollars (US$62,500). Each quarterly installment shall be paid not later than the seventh (7th) day of each calendar quarter for services rendered during the preceding calendar quarter.

5.2.	The Company will reimburse Fortissimo for reasonable out-of-pocket business expenses borne by the Fortissimo Directors, Fortissimo or any of its employees, directors or officers in connection with the provision of the Management Services and the Board Services against the submittal of the relevant invoices and receipts to the Company.

5.3.	All payments under this Agreement shall be made against the issuance of valid invoices furnished by Fortissimo to the Company. Value Added Tax (“VAT”) pursuant to applicable law shall be added to all payments hereunder.

5.4.	Except for VAT, the Management Fee shall be inclusive of all taxes that may be incurred by the Company and/or Fortissimo Directors and/or Fortissimo in connection with the payment thereof, and any such taxes shall be borne by the Fortissimo Directors and/or Fortissimo. Furthermore, the Management Fee is the full and final compensation for the provision of the Management Services and the Board Services and shall be in lieu of any and all payments that are due to the Fortissimo Directors, including the Chairman, in their capacity as members of the Board or any of its committees to which they are appointed, including the right to receive the options to purchase ordinary shares of the Company in accordance with the Company’s 1998 Share Option Plan for Non-Employee Directors. Notwithstanding the above, Fortissimo Directors who are not employees, directors or officers of Fortissimo or of any entity, directly or indirectly, controlling, controlled by, or under common control with Fortissimo shall be entitled to such compensation, payments and options as are provided to the other Company Board members.

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6.	PROPRIETARY INFORMATION

6.1.	Fortissimo agrees that any and all Proprietary Information (as defined below) of the Company, which may be provided to Fortissimo under this Agreement is, and shall be, the sole property of the Company, and that Fortissimo will keep in confidence all such Proprietary Information, and not use, divulge or disclose any Proprietary Information to any third party, except for the purposes of this Agreement.

6.2.	For purposes hereof, “Proprietary Information” means confidential and proprietary information concerning the business and financial activities of the Company, including patents, patent applications, trademarks, copyrights and other intellectual property, and information relating to the same, technologies and products, know how, inventions, research and development activities, trade secrets, and also confidential commercial information such as information relating to customers, suppliers, marketing plans, etc. and shall also include information of the same nature, which the Company may obtain or receive from third parties. “Proprietary Information” shall not include information generally known to the public, information which was known to Fortissimo prior to the date hereof, information disclosed to Fortissimo by a third party who is not bound by any obligation of confidentiality to the Company or information required to be disclosed by court or administrative order or other applicable law.

7.	TERM AND TERMINATION

7.1.	This Agreement shall only come into effect at the Closing, and only following receipt of all corporate approval required under applicable laws and the Company’s Amended and Restated Articles of Association, including the approval of the Company’s shareholders.

7.2.	In the event such approvals are not obtained, this Agreement shall expire and become null and void, without giving any right or claim to either party.

7.3.	This Agreement shall remain in effect for so long as a Fortissimo Director occupies (i) the seat of Chairman of the Board of Directors of the Company and (ii) one additional seat on the Board of Directors of the Company. Upon termination of the same, this Agreement may be re-evaluated by the Board and, in the event the Board elects to revise or amend any of the terms of this the Agreement, the same shall require the approvals and corporate actions prescribed under applicable law and the Company’s charter documents then in effect.

8.	INDEPENDENT CONTRACTOR. Fortissimo is an independent contractor and is not an agent or employee of, and has no authority to bind the Company by contract or otherwise. Fortissimo will perform the Management Services under the general direction of the Company.

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9.	MISCELLANEOUS

9.1.	Entire Agreement. This Agreement and the SPA contain the entire agreement of the parties with relation to the subject matter hereof, and cancel and supersede all prior and contemporaneous negotiations, correspondence, understandings and agreements (oral or written) of the parties relating to such subject matter.

9.2.	Amendment. This Agreement may not be modified or amended except by mutual written agreement of the parties.

9.3.	No Waiver. No failure, delay of forbearance of either party in exercising any power or right hereunder shall in any way restrict or diminish such party’s rights and powers under this Agreement, or operate as a waiver of any breach or nonperformance by either party of any terms of conditions hereof.

9.4.	Assignment. Except as provided herein, this Agreement shall not be assigned by a party hereof to a third party without the other party’s prior written consent and any attempt to effect an assignment of this Agreement or any portion thereof without obtaining such consent shall be null and void.

9.5.	Severability. In case any one or more of the provisions contained in this Agreement shall for any reason be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision hereof and this Agreement shall be construed as if such invalid, illegal or unenforceable provision had never been contained herein

9.6.	Notices. Any notice under this Agreement shall be in writing and shall be deemed to have been duly given for all purposes (a) seven (7) days after it is mailed by registered mail; (b) upon the transmittal thereof by telecopier; or (c) upon the manual delivery thereof, to the respective party’s address set forth in the SPA or to such other address of which notice as aforesaid is actually received.

9.7.	Specific Performance. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties hereto shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, this being in addition to any other remedy to which they are entitled at law or in equity.

9.8.	Counterparts. This Agreement may be executed in multiple counterparts, including, without limitation, by facsimile signature, which taken together shall constitute a single document.

9.9.	Governing Law. This Agreement shall be governed and enforced in accordance with the laws of the State of Israel and any dispute arising out of or in connection with this Agreement is hereby submitted to the sole and exclusive jurisdiction of the competent courts in Tel Aviv, Israel.

[SIGNATURE PAGE TO FOLLOW]

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[SIGNATURE PAGE]

IN WITNESS WHEREOF, the parties have signed this Management Services Agreement as of the date first set forth above.

NUR MACROPRINTERS LTD. By: /S/ David Amir —————————————— Name: David Amir Title: Director By: /S/ David Seligman —————————————— Name: David Seligman Title: Chief Financial Officer	FORTISSIMO CAPITAL FUND GP LP. BY: FORTISSIMO CAPITAL (GP) MANAGEMENT FUND LTD, ITS GENERAL PARTNER By: /S/ Yuval Cohen —————————————— Name: Yuval Cohen Title: Director

I agree to those terms of this Agreement applicable to me, as Chairman of the Board:

/S/ Yuval Cohen —————————————— Yuval Cohen

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Exhibit B

AMENDMENT NUMBER 1 TO
SHARE PURCHASE AGREEMENT

This Amendment (the “Amendment”), is entered into as of September 11, 2005, by and among NUR Macroprinters Ltd., a company registered under the laws of the State of Israel (the “Company”) and Fortissimo Capital Fund GP, LP on behalf of the several limited partnerships for which it serves as the general partner, as well as on behalf of any third party investors (the “Lead Investor”) together with any subsidiary or any other entity controlled, controlling or under common control therewith listed in Schedule A to the SPA, defined hereunder (each, the “Investor” and collectively, the “Investors”).

WHEREAS,	the Company, the Lead Investor and the Investors, entered into a Share Purchase Agreement on August 21, 2005 (the “SPA”);

WHEREAS,	the parties desire to amend certain terms of the SPA as provided herein.

NOW, THEREFORE, the parties agree as follows:

1.	INTERPRETATION; DEFINITIONS

1.1.	In this Amendment, all capitalized terms shall have the meanings ascribed thereto in the SPA.

2.	INVESTMENT; ACQUIRED SHARES; GRANT OF WARRANTS

Section 2.7(b) of the SPA is hereby amended and replaced with the following new Section 2.7(b):

“2.7(b)	If the Closing does not take place due to: (i) the election of the Lead Investor in accordance with the provisions of Sections 10.5 (Due Diligence) or 10.6 (Adverse Event), (ii) the Company’s failure to enter into the Debt Restructuring Agreement within the twenty-two (22) days set forth in Section 10.1 below, or (iii) the Company’s failure to effect the Closing, then the Escrow Agent shall, upon receipt of written instructions from the Lead Investor that the Closing did not take place for any one of such reason(s), transfer the Escrow Amount to the Investors.”

3.	ACTIONS PRIOR TO CLOSING

3.1	Section 10.1 of the SPA is hereby amended and replaced with the following new Section 10.1:

“10.1	Debt Restructuring Agreement. The Board shall have approved and executed within twenty two (22) days of the date hereof, the Debt Restructuring Agreement with the Banks, a copy of which will be attached to this Agreement as Schedule 4.2.1(d). In the event that the Company shall have not entered into the Debt Restructuring Agreement within the aforementioned period, then the Investors may terminate this Agreement with no further liability and receive the Escrow Amount.

3.2	Section 10.5 of the SPA is hereby amended and replaced with the following new Section 10.5:

“10.5	Due Diligence. The Lead Investor may decide not to proceed with the investment hereunder if its findings after completion of its due diligence, including financial and legal due diligence are not to its satisfaction. The Investors shall have a 22-day period commencing immediately following the execution of this Agreement to complete their due diligence (the completion of such due diligence shall be referred to as the “DD Completion”). If the Investors are not satisfied with the due diligence results during said period, then the Investors will not be obligated to consummate the transaction contemplated hereunder.”

3.3	Section 10.6 of the SPA is hereby amended and replaced with the following new Section 10.6:

“10.6	(a) Adverse Events. If at any time prior to the Closing, the Lead Investor becomes aware of a particular event or circumstances not in the Company’s ordinary course of business that are unknown to the Company or are known to the Company and not reported to the Investors, which have, in the aggregate, an adverse effect on the Company of US$3,000,000 (the “Adverse Event”), then, the Lead Investor may decide not to proceed with the investment hereunder. It is agrees that “Adverse Event” shall include (i) any circumstances that prevent the Company from holding the general meeting of shareholders for approval of this Agreement on or before the date set for Closing; and (ii) any imposition of value added tax, irrespective of the amount thereof, in connection with the transactions contemplated hereby and/or the Debt Restructuring Agreement.

(b) For the avoidance of doubt, it is hereby agreed that if an Adverse Event described in 10.6(a)(ii) above occurs, then the Company shall be prohibited from objecting to an Adverse Event Release Notice (as defined in the Escrow Agreement) having been issued by the Lead Investor pursuant to Section 4.3(c) of the Escrow Agreement, to the extent that such Adverse Event Release Notice has been issued thereby.”

4.	MISCELLANEOUS

4.1.	Amendment. This Amendment has been entered into pursuant to Section 15.6 of the SPA and is in compliance therewith.

4.2.	Continuation of SPA. Other than as specifically amended herein, all other terms and conditions of the SPA remain in full force and effect.

4.3.	Counterparts. This Agreement may be executed in multiple counterparts, including, without limitation, by facsimile signature, which taken together shall constitute a single document.

[Signature Page Immediately Follows]

[Signature Page]

IN WITNESS WHEREOF, the parties have signed this Agreement as of the date first written hereinabove.

NUR Macroprinters Ltd.

By:      /s/ David Amir
            —————————————
Name: David Amir
            —————————————
Title:   President and CEO
            —————————————

By:      /s/ David Seligman
            —————————————
Name: David Seligman
            —————————————
Title:   Chief Financial Officer
—————————————	Fortissimo Capital Fund GP LP. By: Fortissimo Capital (GP) Management Fund Ltd, its general partner By: /s/ Yuval Cohen ————————————— Name: Yuval Cohen ————————————— Title: Director —————————————

Exhibit C

AGREEMENT FOR RESTRUCTURING OF DEBT OF NUR
MACROPRINTERS LTD.

September 12, 2005

1.	Current Debt:	As of September 12, 2005, NUR Macroprinters Ltd. (the “Company”) had an outstanding credit facility in the amount of $23,174,300 to Bank Hapoalim B.M. (“BNHP”), $15,899,500 to Bank Leumi Le-Israel B.M. (“BLL”) and $4,280,000 to Israel Discount Bank Ltd. (“Discount”). Each of BNHP, BLL and Discount shall hereinafter be referred to as a “Bank” and shall collectively be referred to as the “Banks”. An amount that is equal to fourteen million two hundred and five thousand U.S. Dollars ($14,205,000), which is to be allocated between the above three Banks’ credit facilities in accordance with the numbers set forth in Section 2 below (the “Converted Amount”), will be converted pursuant to the terms herein and the Company shall be forever released from the repayment of the Converted Amount. The Converted Amount will cease to accrue interest as of the date of this agreement. Five million U.S. Dollars ($5,000,000) (the “Subordinated Debt”) of the remaining portion of the above credit facilities of the Banks (twenty-nine million U.S. Dollars ($29,000,000), shall be subject to the assignment of debt as set forth in the Term Sheet between the Banks and Fortissimo Capital (“Fortissimo”), dated September 12, 2005. The remaining twenty-four million U.S. Dollars ($24,000,000) shall be referred to (in the aggregate) as the “Remaining Amount”. The Subordinated Debt shall be evidenced by an assignable subordinated note (the “Subordinated Note”) in the form to be attached to this Agreement prior to the date of Closing, in such form to be agreed to by the parties.

The Subordinated Debt shall not bear interest. In the event of either: (i) a bankruptcy, insolvency or reorganization proceeding under any bankruptcy or insolvency or similar law, whether voluntary or involuntary, which is properly commenced by or against the Company, which proceedings are not lifted or stayed within ninety (90) days thereafter; (ii) a receiver or liquidator is appointed to all, or substantially all, of the Company’s assets which appointment is not lifted or stayed within ninety (90) days thereafter; or (iii) the Company enters into a stay of proceedings pursuant to Section 350 of the Companies Law, 5759 – 1999 which proceedings are not lifted within ninety (90) days (unless such period of time prejudices the rights of the Banks in which case the time period shall not apply), (any of the above three scenarios hereinafter referred to as a “Liquidation”), then after the Banks shall have received an amount equal to fifteen million U.S. Dollars ($15,000,000), the Company shall repay the Subordinated Debt to the holder of the Subordinated Note.

The Subordinated Debt shall expire on the third anniversary of the date of Closing. In other words, in the event of the occurrence of a Liquidation following the third anniversary of the date of Closing, the holder of the Subordinated Note shall not be eligible for any repayment from the Company on account of the Subordinated Debt. A “Liquidation”shall be deemed to have occurred within the three year period even if the aforementioned ninety day period set forth in subsections (i) or (ii) expired thereafter.

The Company hereby consents to the assignment of Subordinated Note from the Banks to Fortissimo and its transferees under the terms and conditions set forth in the Term Sheet between the Banks and Fortissimo.

2.	Debt Restructuring:	In consideration for each Bank’s agreement to convert its respective Converted Amount as set forth next to its name in the below table and enter into the contemplated transactions under this agreement, the Company, upon the closing of the contemplated transactions (the “Closing”), will grant to the Banks five-year warrants in the form attached hereto as Exhibit A. Under such warrants, the Banks shall have the right to purchase an aggregate of eight million (8,000,000) Ordinary Shares, par value NIS 1.00, of the Company (the “Ordinary Shares”), warrants to be allocated between the Banks as set forth in the below table, for an exercise price of thirty-five cents ($0.35) per Ordinary Share (the “Warrants”), provided, however, that in the event that either the price per share at which Fortissimo purchased Ordinary Shares in the Company, or the exercise price at which Fortissimo exercises its warrants in the Company that were granted to Fortissimo under that certain Share Purchase Agreement entered between the Company and Fortissimo on August 21, 2005 (the “Private Placement”), is lower than thirty-five cents ($0.35) per Ordinary Share (the lowest price at which Fortissimo purchased shares or exercised warrants granted under the Private Placement is hereinafter referred to as the “Lower Price”), the exercise price of the Warrants shall be reduced so that it is equal to the Lower Price.

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Bank	Principal Amount being Converted	Number of Warrants to be Granted	Principal Amount being Converted to Subordinated Debt
BNHP	$ 7,593,993	4,263,396	$2,673,000
BLL	$ 5,208,974	2,916,329	$1,833,500
Discount	$ 1,402,034	820,275	$ 493,500
Total	$14,205,000	8,000,000	$5,000,000

Each Bank represents that it is an “accredited investor”, as that term is defined in Rule 501 of Regulation D under Securities Act of 1933, and has such business and financial experience as is required to protect its own interests in connection with its decision to enter this agreement and be granted the Warrants hereunder.

3.	Sale of the Banks' Shares:	The Banks shall not be restricted in their ability to sell their Warrant or Ordinary Shares.

4.	Registration Rights:	The Banks shall have the right at any time following the Closing Date to: (i) two demand registrations, provided, that such demand must request the registration of at least one (1) million shares; and (ii) unlimited piggyback registration rights, all subject to underwriters’ cutbacks and pursuant to the Registration Rights Agreement attached hereto as Exhibit B. The Company hereby represents that at the request of the Banks, it shall file a registration statement (the “Post Closing Registration”) for the registration of all of the Ordinary Shares underlying the Warrants and all other Ordinary Shares subject to registration rights agreements with the Company, including shares acquired by Fortissimo in connection with the transactions contemplated under this Agreement, within forty-five (45) days of the Closing. A failure of the Company to file the Post Closing Registration within forty five days following the date of Closing shall be deemed to be a material breach of this Agreement unless such delay results from legal or regulatory restrictions prohibiting or preventing the filing of this Post Closing Registration, which in all events this Post Closing Registration shall be filed once such restrictions are removed.

5.	Confidentiality:	Subject to any duty or obligation imposed by any law or regulation applicable to the parties hereto, this agreement is strictly confidential and the terms set forth herein are not to be divulged or transferred to any person or entity other than the Company, the Banks or Fortissimo.

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6.	Rescheduling of the Remaining Amount:
For avoidance of any doubt, the Remaining Amount of $24,000,000 shall be rescheduled under this Section 6, the undertaking letter attached hereto as Exhibit C (the “Undertaking Letter”) and definitive agreements to be entered into between the Banks and the Company, in the form of standard agreements of such type at each of the respective Banks (the “New Agreements”), which will supersede and replace the respective agreements currently governing such debt.

Under the New Agreements, the following credit facilities will be extended to the Company:

(a)	a short term loan in an amount equal to one million nine hundred thousand U.S. dollars ($1,900,000), which shall bear a fixed rate of interest of one hundred thousand U.S. dollars ($100,000) (the “Interest Amount”). This short term loan, together with the interest thereon shall be repaid within seven business (7) days of the expiration of the first anniversary of the Closing. The Company hereby acknowledges that of the $12,000,000 to be invested in the Company by Fortissimo, $2,000,000 will be deposited in the Company’s account at the Banks within ninety days of Closing (the “Deposited Amount”), pro rata to each Banks portion of the Converted Amount, which shall be released directly to the Banks as repayment of this short term loan. From the date of the deposit of the Deposited Amount in the Company’s accounts at the Banks, the Deposited Amount shall be pledged to the Banks for the purpose of the repayment of the short term loan under this Section (a). This shall not derogate from any other right of the Bank, including the below set-off right. Notwithstanding Section 8.9 of the Undertaking Letter, in the event that an attachment of any kind is imposed against the Company, and was not lifted within 48 hours, the Banks shall be entitled to accelerate all amounts owed to them by the Company under this Section 6(a) and be paid the Interest Amount, and set off the Deposited Amount for such repayment and payment of the Interest Amount. This shall not derogate from the Banks’ right to accelerate the loan in any of the events set forth in Section 8 of the Undertaking Letter;

(b)	a credit facility (including for guarantees other than those under subsection (d) below) in an amount of nine million, eight hundred and fifty thousand U.S. Dollars ($9,850,000), which shall be in effect until the first anniversary of the date of Closing. This credit facility shall bear interest at a rate of LIBOR + 0.75%, and the Company will pay interest on a quarterly basis. This credit facility shall be renewable, at the request of the Company, on a yearly basis until the sixth anniversary of the date of Closing (the “Initial Term”), unless a default under any of the loan agreements set forth in Section 6(a), (b) or (c), a breach of any material obligation of the Company under this Agreement or any other agreement between the Company and the Banks entitle the Banks to require the immediate repayment of the outstanding loans and/or credit facility, in which case any of the Banks may decide to immediately call the amounts owed to such Bank under the credit facility or not to renew the credit facility, as applicable. In the event that the Company requests that the credit facility be extended beyond the Initial term, the terms of the credit facility beyond the Initial Term, including time of repayment, will be negotiated between the Company and the Banks prior to the expiration of the Initial Term;

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(c)	a long term loan in the amount of eleven million U.S. Dollars ($11,000,000), the final maturity date of which will be the sixth anniversary of the date of Closing. This long-term loan shall bear interest at the rate of LIBOR + 2.5%. The Company shall repay this long-term loan in quarterly installments as set forth below, whereby each payment shall be comprised of principal, and interest thereon. The Company shall be granted a 28-month grace period on the quarterly payments on account of principal (but not on the quarterly payments on account of interest). As of January 2008 the Company shall repay portions of the principal of the long term loan in quarterly installments, so that the following amounts on account of principal are repaid in each of the following years: (i) five hundred thousand U.S. Dollars ($500,000) in each of the years 2008 and 2009, (ii) one million U.S. dollars ($1,000,000) in each of the years 2010 and 2011, (iii) one million five hundred thousand U.S. dollars ($1,500,000) in each of the years 2012 and 2013, and (iv) two million five hundred thousand U.S. dollars ($2,500,000) in each of the years 2014 and 2015. The Company may, at its discretion, elect to repay the remaining balance of the long term loan at the end of the sixth year form the date of its disbursement. In addition, the Company may, subject to the consent of the Banks, replace the variable interest rate accrued on the long term loan with a fixed interest rate. In the event that the Banks consent to the Company’s request, the fixed interest rate shall be equal to the actual margin charged by the Banks in respect of the current variable interest rate of LIBOR +2.5%;

The Company may accelerate the repayment of the above credit facilities, provided that such acceleration of the above credit facilities shall be subject to the payment of any actual costs incurred by the Banks in connection therewith.

(d)	Bank guarantees in the amount of $1,150,000, including any documentation signed by the Company in connection with such bank guarantees. In the event that any such existing bank guarantee expires, or is returned prior to the date as set forth in the applicable bank guarantee, the Company shall be entitled to an additional bank guarantee up to such amount;

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(e)	Payments made by the Company to the Banks (on account of both principal and interest, as applicable) under this Section 6 shall be made on the first business day of the month immediately following the termination of the previous calendar quarter.

7.	Banks' Consent:	Each Bank hereby agrees that, subject to the fulfillment of the closing conditions set forth below, the Company will be authorized to issue and grant (i) thirty four million two hundred eighty five thousand seven hundred fourteen (34,285,714) Ordinary Shares to Fortissimo and the Syndicate (as defined in the Term Sheet) at a purchase price of thirty-five cent ($0.35) per share, (ii) warrants to Fortissimo and the Syndicate to purchase up to twenty five million seven hundred fourteen thousand two hundred eighty-six (25,714,286) Ordinary Shares at an exercise price of forty cents ($0.40) per share, and (iii) the number of Warrants issuable to the other Banks under this agreement.

The Banks further agree and acknowledge the grant of a warrant made by the Company on April 17, 2005 to Dan Purjes to purchase three million (3,000,000) Ordinary Shares at an exercise price of seventy-five cents ($0.75) per Ordinary Share.

8.	Offerings:	The Company shall be entitled, without the prior approval of the Banks, to issue shares of the Company's issued and outstanding share capital, provided that(i) due to such issuance: (i) Fortissimo shall not hold less than 51% of the voting rights of the Syndicate, (ii) the Syndicate shall not hold less than 35% of the issued and outstanding shares of the Company (excluding options approved pursuant to the following paragraph), and (ii) the price per share in such offering shall reflect a discount of no more than 25% of the average closing price of the shares of the Company over the thirty day period prior to such offering (an “Approved Offering”).

The Company shall be entitled to increase the number of shares reserved for options to be granted pursuant to the Company’s share option plans in an amount equal to fifteen million shares (the “Increased Pool”). The Company shall not grant any options pursuant to the Increased Pool prior to the Closing without the prior written consent of the Banks.

9.	Previous Warrants and Previous Guarantees:

The Company hereby agrees that the period in which the warrants (the “Previous Warrants”) currently held by each of the Banks (set forth in the table below) shall hereby be extended so that the exercise period for each of the below listed warrants shall be extended by a period equal to one-and-a half years.

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Bank	Number of Ordinary Share Purchasable by Exercise of Warrant	Purchase Price of Warrant
BNHP	140,000	$0.34
BNHP	505,000	$0.62
BNHP	70,000	$5.00
BLL	100,000	$0.34
BLL	350,000	$0.62
BLL	50,000	$5.00
Discount	98,000	$0.62
Discount	27,000	$0.72

The Company hereby acknowledges that this agreement shall have no bearing on any guarantee or security of the Company vis-à-vis any of the Banks and all such guarantees and/or securities shall remain in full force, and shall not be affected by the execution and implementation of this agreement.

10.	Conditions to Closing:
Closing of the transactions contemplated hereunder shall occur on a mutually agreeable date (the “Closing Date”) and is subject to: (i) the consummation of an agreement between Fortissimo and the Company with respect to a $12,000,000 investment by in the Company and the confirmation of the Company that $5,000,000 has been deposited with the Company, (ii) approval of the transactions contemplated hereunder by the Company's board of directors and shareholders, including the extension of the exercise period of the warrants and the replacement of the New Agreements, and (iv) the completion of all corporate resolutions required under the organizational documents of the Company in order to extend the exercise period of the Previous Warrants as set forth in Section 8 above. In the event that all of the above closing conditions are not completed within seventy (80) days from the date of this agreement, then this agreement and the obligations contemplated hereunder shall be null and void, except for the provisions of Section 5 and the Banks' agreement to the grant of the warrant by the Company to Dan Purjes.

11.	Expenses:	The Company shall be responsible for and shall bear the fees and expenses incurred in connection with the contemplated transactions by the Banks, including without limitation, legal, accounting and consulting fees and expenses up to $10,000 plus VAT thereon.

[Signature Page Immediately Follows]

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[Signature Page]

_________________________
NUR Macroprinters Ltd.

Name:    David Amir
Title:      President and CEO

Name:    David Seligman
Title:      CFO

_________________________
Bank Leumi Le-Israel B.M.

Name: __________________
Title: __________________

Name: __________________
Title: __________________	________________________
Bank Hapoalim B.M.

Name: ________________
Title: ________________

Name: ________________
Title: ________________

________________________
Israel Discount Bank Ltd.

Name: _______________
Title: ________________

Name: _______________
Title: ________________

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WARRANT

THIS WARRANT AND THE ORDINARY SHARES ISSUABLE UPON EXERCISE OF THIS WARRANT (THE “SECURITIES”) HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, (THE “SECURITIES ACT”) OR QUALIFIED UNDER ANY STATE OR FOREIGN SECURITIES LAW, AND THE WARRANT AND THE ORDINARY SHARES ISSUABLE UPON EXERCISE MAY NOT BE SOLD, TRANSFERRED, PLEDGED, ASSIGNED OR HYPOTHECATED, UNLESS THERE IS AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT COVERING THIS WARRANT AND/OR SUCH SECURITIES, OR THE HOLDER RECEIVES AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY STATING THAT SUCH SALE, TRANSFER, PLEDGE, ASSIGNMENT OR HYPOTHECATION IS EXEMPT FROM THE REGISTRATION AND PROSPECTUS DELIVERY REQUIREMENTS OF THE SECURITIES ACT AND THE QUALIFICATION REQUIREMENTS UNDER APPLICABLE LAW.

to purchase

Ordinary Shares

of

NUR Macroprinters Ltd.

VOID AFTER 17:00 p.m. (prevailing Tel Aviv time)

On the Expiration Date (as hereinafter defined)

No. W-___	Date: ______, 2005

NUR Macroprinters Ltd., an Israeli company with its principal offices at 12 Abba Hillel Silver Street, Lod, Israel (the “Company”), hereby grants to ______________________ (the “Holder”), a right to purchase, subject to the terms and conditions hereof, up to ____________________ (__________) ordinary shares, par value NIS 1.00 per share, of the Company (the “Ordinary Shares”), exercisable at any time from time to time, on or after the date hereof (the “Effective Date”), and until the fifth anniversary of the Effective Date (the “Expiration Date”).

1.	DEFINITIONS. In this Warrant the terms below shall have the following meaning, unless otherwise specifically provided or required by the context:

1.1.	“Exercise Price” means the price of thirty-five cents ($0.35) payable hereunder for each Warrant Share, as adjusted in the manner set forth hereinafter.

1.2.	“Warrant Shares” means the Ordinary Shares purchasable hereunder or any other securities which, in accordance with the provisions hereof, may be issued by the Company in substitution therefor.

1.3.	“Warrant” means this Warrant and all warrants hereafter issued in exchange or substitution for this Warrant.

2.	WARRANT PERIOD; EXERCISE OF WARRANT

2.1.	This Warrant may be exercised in whole at any time, or in part from time to time, beginning on the Effective Date until the Expiration Date (the “Warrant Period”), by the surrender of this Warrant (with a duly executed exercise form in the form attached hereto as Exhibit A), at the principal office of the Company, set forth above together with proper payment of the Exercise Price multiplied by the number of Warrant Shares for which the Warrant is being exercised. Payment for Warrant Shares shall be made by certified or official bank check or checks, payable to the order of the Company or by wire transfer to an account to be designated in writing by the Company. Payments shall be made in United States Dollars or in New Israeli Shekels. If the Banks choose to pay in New Israeli Shekels, such payments shall be in accordance with the representative exchange rate published by the Bank of Israel or any substitute exchange rate as known at the time of such exercise.

2.2.	The Holder of the Warrant, by its acceptance hereof, covenants and agrees that this Warrant is being acquired as an investment and not with a view to the distribution hereof and such Holder further covenants and agrees that it will not sell, transfer, pledge, assign, or hypothecate the Warrant or the Warrant Shares unless there is an effective registration statement under the Securities Act of 1933 covering the Warrant or the Warrant Shares, or the Holder of the Warrant and/or the Warrant Shares receives an opinion of counsel satisfactory to the Company stating that such sale, transfer, pledge, assignment, or hypothecation is exempt from the registration and prospectus delivery requirements of the Securities Act of 1933 and the qualification requirements under applicable law.

2.3.	If this Warrant should be exercised in whole or in part, the Company shall pay any and all expenses, taxes and other charges that may be payable in connection with the issuance of the Warrant Shares and the preparation and delivery of share certificates pursuant to this Section 2 in the name of the Holder (including without limitation the applicable stamp duty), and to the extent required, the execution and delivery of a new Warrant, provided, however, that the Company shall only be required to pay taxes which are due as a direct result of the issuance of the Warrant Shares or other securities, properties or rights underlying such Warrants (such as the applicable stamp duty), and will not be required to pay any tax which may be (i) due as a result of the specific identity of the Holder or (ii) payable in respect of any transfer involved in the issuance and delivery of any such certificates in a name other than that of the Holder.

2.4.	No fractions of Ordinary Shares shall be issued in connection with the exercise of this Warrant, and the number of Ordinary Shares issued shall be rounded up or down to the nearest whole number.

2.5.	Upon the issuance of Ordinary Shares resulting from the exercise of this Warrant, the Company shall deliver to the Holder an irrevocable letter of instructions to the Company’s transfer agent to issue as soon as is reasonably practicable to the Holder share certificates reflecting the Warrant Shares exercised thereby, together with any and all other documents required for the issuance of such certificates by the transfer agent.

3.	RESERVATION OF SHARES. The Company covenants that (i) at all times during the Warrant Period it shall have in reserve, and will keep available solely for issuance or delivery upon exercise of the Warrant, such number of Ordinary Shares as shall be issuable upon the exercise hereof, and (ii) upon exercise of the Warrant and the payment of the Exercise Price hereunder, the Warrant Shares issuable upon such exercise will be validly issued, fully paid, non assessable, free and clear from any lien, encumbrance, pledge or any other third party right and not subject to any preemptive rights.

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4.	ADJUSTMENTS TO NUMBER OF SECURITIES

4.1.	Subdivision and Combination. In case the Company shall at any time subdivide or combine the outstanding Ordinary Shares, the number of Ordinary Shares issuable upon exercise of this Warrant shall forthwith be proportionately increased in the case of subdivision or decreased in the case of combination.

4.2.	Stock Dividends and Distributions. In case the Company shall pay a dividend on, or make a distribution of, Ordinary Shares or of the Company’s share capital convertible into Ordinary Shares, the Exercise Price shall forthwith be proportionately decreased. An adjustment pursuant to this Section 4.2 shall be made as of the record date for the subject stock dividend or distribution.

4.3.	Adjustment in Number of Securities. Upon each adjustment of the Exercise Price pursuant to the provisions of Sections 4.1 and 4.2, the number of Ordinary Shares issuable upon the exercise of this Warrant shall be adjusted to the nearest full amount by multiplying a number equal to the Exercise Price in effect immediately prior to such adjustment by the number of Ordinary Shares issuable upon exercise of the Warrant immediately prior to such adjustment and dividing the product so obtained by the adjusted Exercise Price.

4.4.	No Adjustment of Exercise Price in Certain Cases. No adjustment of the Exercise Price shall be made if the amount of said adjustment shall be less than 2 cents ($0.02) per Ordinary Share, provided, however, that in such case any adjustment that would otherwise be required then to be made shall be carried forward and shall be made at the time of and together with the next subsequent adjustment which, together with any adjustment so carried forward, shall amount to at least 2 cents ($0.02) per Ordinary Share.

4.5.	Merger or Consolidation. In case of: (i) any consolidation of the Company with, or (ii) merger of the Company with, or (iii) merger of the Company into (other than a merger which does not result in any reclassification or change of the outstanding Ordinary Shares), or (iv) any acquisition of all (or substantially all) of the shares of the Company, the Company shall cause the corporation formed by such consolidation or merger or surviving such merger, or acquiring the Company, to execute and deliver to the Holder a supplemental warrant agreement providing that the Holder of the Warrant then outstanding or to be outstanding shall have the right thereafter (until the expiration of such Warrant) to receive, upon exercise of such Warrant, the kind and amount of shares of stock and other securities and property receivable upon such consolidation or merger, by a holder of the number of Ordinary Shares of the Company for which such Warrant might have been exercised immediately prior to such consolidation or merger. Such supplemental warrant agreement shall provide for adjustments, which shall be identical to the adjustments provided in this Section 4. The provisions of this Section 4.5 shall similarly apply to successive consolidations or mergers.

5.	NOTICES TO WARRANT HOLDERS. Nothing contained in this Warrant shall be construed as conferring upon the Holder the right to vote or to consent or to receive notice as a shareholder in respect of any meetings of shareholders for the election of directors or any other matter, or as having any rights whatsoever as a shareholder of the Company. If, however, at any time prior to the Expiration Date, any of the following events shall occur:

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5.1.	the Company shall take a record of the holders of its Ordinary Shares for the purpose of entitling them to receive a dividend or distribution payable otherwise than in cash, or a cash dividend or distribution payable otherwise than out of current or retained earnings, as indicated by the accounting treatment of such dividend or distribution on the books of the Company;

5.2.	the Company shall offer to all the holders of its Ordinary Shares any additional shares of the share capital of the Company or securities convertible into or exchangeable for shares of the share capital of the Company, or any option, right or warrant to subscribe therefor; or

5.3.	a dissolution, liquidation or winding up of the Company (other than in connection with a consolidation or merger) or a sale of all or substantially all of its property, assets and business as an entirety shall be proposed;

then, in any one or more of said events, the Company shall give to the Holder written notice of such event at least fifteen (15) days prior to the date fixed as a record date or the date of closing the transfer books for the determination of the shareholders entitled to such dividend, distribution, convertible or exchangeable securities or subscription rights, or entitled to vote on such proposed dissolution, liquidation, winding up or sale.

6.	TRANSFERABILITY

6.1.	The Holder may, subject to applicable securities laws, sell, transfer, assign, encumber, pledge or otherwise dispose or undertake to dispose of the Warrant.

6.2.	Unless registered, the Warrant Shares issued upon exercise of the Warrant shall be subject to a stop transfer order and the certificate or certificates evidencing such Warrant Shares shall bear legend substantially similar to the following:

“THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933 (THE “SECURITIES ACT”). THE SHARES HAVE BEEN ACQUIRED FOR INVESTMENT AND MAY NOT BE SOLD, TRANSFERRED OR ASSIGNED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT FOR THESE SHARES UNDER THE SECURITIES ACT, OR AN OPINION OF COUNSEL FOR THE HOLDER OF THE SHARES SATISFACTORY TO NUR MACROPRINTERS, THAT REGISTRATION IS NOT REQUIRED UNDER THE SECURITIES ACT.”

6.3.	The Holder represents that it is an “accredited investor”, as that term is defined in Rule 501 of Regulation D under Securities Act and has such business and financial experience as is required to protect its own interests in connection with its decision to purchase this Warrant and the underlying Warrant Shares.

7.	LOSS, ETC. OF WARRANT. Upon receipt of evidence satisfactory to the Company of the loss, theft, destruction or mutilation of this Warrant, and of indemnity reasonably satisfactory to the Company, if lost, stolen or destroyed, and upon surrender and cancellation of this Warrant, if mutilated, and upon reimbursement of the Company’s reasonable direct expenses, the Company shall execute and deliver to the Holder a new Warrant of like date, tenor and denomination.

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8.	HEADINGS. The headings of this Warrant have been inserted as a matter of convenience and shall not affect the construction hereof.

9.	NOTICES. Unless otherwise provided, any notice required or permitted under this Warrant shall be given in writing and shall be deemed effectively given upon personal delivery to the party to be notified or seven (7) days after deposit with the Post Authority, for dispatch by registered or certified mail, postage prepaid and addressed to the Holder at the address set forth in the Company’s books and to the Company at the address of its principal offices set forth above, or when given by telecopier or other form of rapid written communication, provided that confirming copies are sent by such airmail.

10.	GOVERNING LAW. This Warrant shall be governed by and construed and enforced in accordance with the laws of the State of Israel (regardless of the laws that might otherwise govern under applicable Israel principles of conflicts of law). Any dispute arising out of or in connection with this Warrant is hereby submitted to the sole and exclusive jurisdiction of the competent courts located in the District of Tel Aviv.

11.	ENTIRE AGREEMENT; AMENDMENT AND WAIVER. This Warrant and the Exhibit A hereto constitute the full and entire understanding and agreement between the parties with regard to the subject matters hereof and thereof. Any term of this Warrant may be amended and the observance of any term hereof may be waived (either prospectively or retroactively and either generally or in a particular instance) only with the written consent of both the Holder and the Company.

IN WITNESS WHEREOF, the Company has caused this Warrant to be executed as of the date first written above.

NUR Macroprinters Ltd.

By:      __________________
Name: __________________
Title:   __________________

By:      __________________
Name: __________________
Title:   __________________

Agreed and Accepted:

[Name of Holder]

By:      __________________
Name: __________________
Title:   __________________

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EXHIBIT A

Warrant Exercise Form

_________________, 200_

NUR Macroprinters Ltd.
12 Abba Hillel Silver Street
P.O. Box 1281
Lod 71111
Israel

Dear Sirs,

Re:     Exercise of Warrant

12.	The undersigned hereby irrevocably elects to exercise the attached Warrant No. W-2 to the extent of ___________________ Ordinary Shares of NUR Macroprinters Ltd., all in accordance with Section 2.1 of the Warrant.

13.	Payment to the Company of the total Exercise Price for such shares has been made simultaneously with the delivery of this exercise of the Warrant.

14.	The undersigned requests that certificates for such Ordinary Shares be registered in the name of ____________________ whose address is ____________________ and that such certificates be delivered to whose address is _____________________________.

[                                   ]

By:      __________________
Name: __________________
Title:   __________________

REGISTRATION RIGHTS AGREEMENT

This Registration Rights Agreement (this “Agreement”) is made as of September 12, 2005 by and among NUR Macroprinters Ltd., a company organized under the laws of the State of Israel, registered under number 52-003986-8, with its offices at 12 Abba Hillel Silver Street, Lod, Israel (the “Company”) and each of the persons and entities whose names and addresses are set forth on Schedule A attached hereto and who are signatories hereto (each of them, an “Holder”, and, collectively the “Holders”).

WHEREAS	, the Holders and the Company entered into agreements with the Company pursuant to which they were issued shares of the Company (the “Ordinary Shares”) and/or warrants (the “Warrants”) to purchase Ordinary Shares (the “Warrant Shares”); and

WHEREAS	, the Company hereby undertakes to register the Ordinary Shares and the Warrant Shares underlying the Warrants, on the terms described in this Agreement.

NOW, THEREFORE, in consideration of the foregoing, the parties agree as follows:

1.	DEFINITIONS

Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed thereto in the Warrants. As used herein, the following terms have the following meanings, unless the context specifically requires otherwise:

1.1.	“Banks” means any of Bank Hapoalim B.M., Bank Leumi Le-Israel B.M. and Israel Discount Bank.

1.2.	“Commission” means the United States Securities and Exchange Commission.

1.3.	“Effective Date” means the date of upon which this Agreement becomes effective under Section 22 hereof.

1.4.	“Form F-3” means such form under the Securities Act as in effect on the date hereof or substantially similar thereto and available to the Company or any registration form under the Securities Act subsequently adopted by the Commission, which permits inclusion or incorporation of substantial information by reference to other documents filed by the Company with the Commission.

1.5.	“Fortissimo” shall mean Fortissimo Capital G.P., L.P., on behalf of several limited partnerships for which it serves as general partner.

1.6.	“Person” means a corporation, an association, a trust, a partnership, a limited liability company, a joint venture, an organization, a business, or an individual.

1.7.	“Register”, “registered”, and “registration” means a registration effected by filing a registration statement in compliance with the Securities Act and the declaration or ordering by the Commission of effectiveness of such registration statement, or the equivalent actions under the laws of another jurisdiction.

1.8.	“Registrable Shares” means the (i) Ordinary Shares issued to a Holder, or any Warrant Shares issuable upon exercise of the Warrants, and (ii) any other security which is issued as a dividend or other distribution with respect to, or in exchange for or in replacement of any of said securities.

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1.9.	“Securities Act” means the United States Securities Act of 1933, as amended, or any similar federal statute, and the rules and regulations of the Commission thereunder, all as the same shall be in effect at the time.

2.	INCIDENTAL REGISTRATION

2.1.	If the Company proposes, at any time after the Effective Date, to register any of its securities (other than a registration statement on Form S-8 or any equivalent or successor form), for its own account or for the account of any other person, it shall give prompt notice to the Holders of such intention. Upon the written request of a Holder, given within twenty (20) days after receipt of any such notice, the Company shall include in such registration all of the Registrable Shares indicated in such request, so as to permit the disposition of the shares so registered in the manner requested by the Holders.

2.2.	Notwithstanding any other provision of this Section 2, with respect to an underwritten public offering by the Company, if the managing underwriter advises the Company in writing that marketing or other factors require a limitation of the number of shares to be underwritten, then there shall be excluded from such registration and underwriting to the extent necessary to satisfy such limitation, first, shares held by the Holders and by other shareholders of the Company who are entitled to have their shares included in such registration pro rata among them to the extent necessary to satisfy such limitation, and second, the securities the Company proposes to sell. In the event that the Holders are limited in the amount that may be included in a Registration, such limitation shall apply pro-rata among them. All Holders proposing to distribute their Registrable Shares through underwritten public offering by the company under this Section 2, shall enter into an underwriting agreement in customary form with the underwriter(s) designated for such purpose that may also include a lock-up requirement.

3.	DEMAND REGISTRATION

3.1.	Following the Effective Date, each Holder may request in writing that all or part of the Registrable Shares (the “Initiating Holders”), be registered under the Securities Act (a “Demand”). Such Demand must request the registration of at least one million (1,000,000) Registrable Shares. The Company shall give written notice of such request to all other Holders. If Holders, other than the Initiating Holders (the “Joining Holders”), intend to participate in the registration under this Section 3, they shall notify the Company in writing (the “Reply”) within twenty (20) days following receipt of the Company’s notice and shall include in their Reply the number of Registrable Shares they desire to register. The Company shall effect, as soon as practicable, the registration, on Form F-1 or on Form F-3 (or any successor form for securities to be offered in a transaction of the type referred to in Rule 415 under the Securities Act, and any related qualification or compliance), of all Registrable Shares as to which it has received such request for registration as promptly as practicable. The Company will use its best efforts to keep the registration statement effective under the Securities Act for a period of five (5) years, provided that if the Company is not F-3 eligible, then the Company shall only be required to keep such prospectus effective for two years following the date the Company ceased to be F-3 eligible. Each of Fortissimo and the Banks (as a group) shall be entitled to two (2) such demand registrations.

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3.2.	The Company represents as at the date hereof that it satisfies the Registrant Requirements (as defined in the general instructions for Form F-3) for the use of Form F-3 for the registration of the resale of securities under the Securities Act.

3.3.	If the Initiating Holders intend to distribute Registrable Shares covered by their request by means of an underwriting, they shall so advise the Company as part of their request made pursuant to this Section 3, and the Company shall include such information in its notice to the Joining Holders as described above. The underwriter shall be designated in accordance with the provisions of Section 6.1 below. In such event, the right of any Joining Holder to include its Registrable Shares in such registration shall be conditioned upon such Joining Holder’s participation in the underwriting and the inclusion of the Joining Holder’s Registrable Shares in the underwriting to the extent provided herein. All Holders proposing to distribute their Registrable Shares through the underwriter shall enter into an underwriting agreement in customary form with the underwriter(s) designated for such purpose. If any Holder disapproves of the terms of the underwriting, such Holder may elect to withdraw from the proposed registration by written notice to the Company, the underwriter and the Initiating Holders. The Registrable Shares so withdrawn from the underwriting shall also be withdrawn from the registration; provided that, if by the withdrawal of such Registrable Shares, a greater number of Registrable Shares held by other Holders may be in included in the registration (up to the maximum limitations imposed by the underwriters), then the Company shall offer to all Holders who have included Registrable Shares in the registration, the right to include additional Registrable Shares on a pro rata basis based on the number of Registrable Shares held by all such Holders (including the Initiating Holders).

4.	DELAY OF REGISTRATION

The Company may delay the filing or effectiveness of any registration statement prepared pursuant to Section 3 for a period of up to one hundred and eighty (180) days after the date of a request for registration pursuant to Section 3, if the Company determines, in good faith, that (a) it is in possession of material, non-public information concerning an acquisition, merger, recapitalization, consolidation, reorganization, or other material transaction by or of the Company, and (b) disclosure of such information would jeopardize any such transaction or otherwise materially harm the Company; provided, however, that the Company may exercise such right to delay the filing of a registration statement only once.

5.	DESIGNATION OF UNDERWRITER

5.1.	In the event of any registration effected pursuant to Section 3, the Initiating Holder, at its sole discretion shall choose the managing underwriter(s) in any underwritten offering, provided, however, that if the Initiating Holder is the Banks, then the Initiating Holder and Fortissimo shall jointly choose the managing underwriter.

5.2.	In the case of any registration initiated by the Company, the Company shall have the right to designate the managing underwriter.

6.	EXPENSES

All expenses incurred in connection with any registration under Section 2 or Section 3 shall be borne by the Company, other than the Holders’ pro rata portion of the underwriters’ fees and discounts payable to any underwriter. The Company shall also pay its internal expenses, the expense of any annual audit and the fees and expenses of any Person retained by the Company. The Company shall pay reasonable fees and disbursements of one counsel to the Holders.

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7.	INDEMNITIES

If any Registrable Shares are included in a registration statement pursuant to this Agreement:

7.1.	The Company will indemnify and hold harmless, to the fullest extent permitted by law, each Holder, any underwriter (as defined in the Securities Act) for such Holder, and each person, if any, who controls such Holder or such underwriter or serves as an officer thereof (collectively and individually referred to as the “Indemnified Party”), from and against any and all losses, damages, claims, liabilities, joint or several, costs, and expenses (including any amounts paid in any settlement effected with the Company’s consent, which consent will not be unreasonably withheld) to which such Indemnified Party may become subject under applicable law or otherwise, insofar as such losses, damages, claims, liabilities (or actions or proceedings in respect thereof), costs, or expenses arise out of are based upon (i) any untrue statement or alleged untrue statement of any material fact contained in the registration statement or included in the prospectus, as amended or supplemented (including, in each case, all documents incorporated by reference therein, as such documents may have been updated by later dated documents), (ii) the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they are made, not misleading, or (iii) any violation or alleged violation by the Company of the Securities Act or the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or any rules or regulations promulgated thereunder, and the Company will reimburse each Indemnified Party, promptly upon demand, for any reasonable legal or any other expenses incurred by them in connection with investigating, preparing to defend, or defending against, or appearing as a third-party witness in connection with such loss, claim, damage, liability, action, or proceeding; provided, however, that the Company will not be liable in any such case to the extent that any such loss, damage, liability, cost, or expense arises out of or is based upon an untrue statement or alleged untrue statement, or omission or alleged omission, so made in conformity with information furnished to the Company by the Indemnified Party, in writing, specifically for inclusion therein; provided, further, that this indemnity shall not be deemed to relieve any underwriter of any of its due diligence obligations; and provided, further, that the indemnity agreement contained in this Section 7.1 shall not apply to amounts paid in settlement of any such claim, loss, damage, liability, or action if such settlement is effected without the Company’s consent, which consent will not be unreasonably withheld. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of the Indemnified Party, and regardless of any sale in connection with such offering by such Holder. Such indemnity shall survive the transfer of securities by a Holder.

7.2.	Each Holder participating in a registration hereunder will indemnify and hold harmless, to the fullest extent permitted by law, the Company, its officers, directors, any underwriter for the Company, and each person, if any, who controls the Company or such underwriter or serves as an officer thereof (collectively and individually, the “Indemnifiable Parties”), from and against any and all losses, damages, claims, liabilities, costs, or expenses (including any amount paid in any settlement effected with such Holder’s consent, which consent will not be unreasonably withheld) to any Indemnifiable Party may become subject under applicable law or otherwise, insofar as such losses, damages, claims, liabilities or actions or proceedings in respect thereof, costs, or expense arise out of or are based on (i) any untrue statement or alleged untrue statement of any material fact contained in the registration statement or included in the prospectus, as amended or supplemented, including, in each case, all documents incorporated by reference therein, as such documents may have been updated by later dated documents, or (ii) the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they are made, not misleading, and such Holder will reimburse each Indemnifiable Party, promptly upon demand, for any reasonable legal or other expenses incurred by such Indemnifiable Party in connection with investigating, preparing to defend, or defending against, or appearing as a third-party witness in connection with such loss, claim, damage, action, or proceeding; in each case to the extent, but only to the extent, that such untrue statement or alleged untrue statement or omission or alleged omission was so made in conformity with written information furnished by such Holder specifically for inclusion therein. The foregoing indemnity agreement is subject to the condition that, insofar as it relates to any such untrue statement (or alleged untrue statement), or omission (or alleged omission) made in the preliminary prospectus but eliminated or remedied in the amended prospectus at the time the registration statement becomes effective in the final prospectus, such indemnity agreement shall not inure to the benefit of (a) the Company, and (b) any underwriter, if a copy of the final prospectus was not furnished to the person or entity asserting the loss, liability, claim, or damage at or prior to the time such furnishing is required by the Security Act; provided, further, that this indemnity shall not be deemed to relieve any underwriter of any of its due diligence obligations; provided, further, that the indemnity agreement contained in this Section 7.2 shall not apply to amounts paid in settlement of any such claim loss, damage, liability, or action if such settlement is effected without the consent of such Holder, as the case may be, which consent shall not be unreasonably withheld; and provided, further, that the maximum amount of liability in respect of such indemnification shall be limited, in the case of each Holder, to an amount equal to the net proceeds actually received by such Holder from the sale of Registrable Shares sold pursuant to such registration.

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7.3.	Promptly after receipt by an Indemnified and/or Indemnifiable Party pursuant to the provisions of Section 7.1 or 7.2 of notice of the commencement of any action involving the subject matter of the foregoing indemnity provisions, such Indemnified and/or Indemnifiable Party will, if a claim thereof is to be made against the indemnifying party pursuant to the provisions of said Section 7.1 or 7.2, promptly notify the indemnifying party of the commencement thereof; but the omission to notify the indemnifying party shall only relieve it from any liability which it may have to any Indemnified and/or Indemnifiable Party to the extent that such indemnifying party has been damaged by such omission to notify hereunder. In case such action is brought against any Indemnified and/or Indemnifiable party and it notifies the indemnifying party of the commencement thereof, the indemnifying party shall have the right to participate in, and, to the extent that it may wish, jointly with any other indemnifying party similarly notified, to assume the defense thereof with counsel reasonably satisfactory to such Indemnified or Indemnifiable Party; provided, however, that if the defendants in any action include both the Indemnified or Indemnifiable Party and the indemnifying party and if in the reasonable judgment of the Indemnified or Indemnifiable party there are separate defenses that are available to the Indemnified or Indemnifiable party or there is a conflict of interest which would prevent counsel for the indemnifying party from also representing the Indemnified or Indemnifiable party, the Indemnified or Indemnifiable Party(ies) shall have the right to select, at the expense of the indemnifying party, separate counsel to participate in the defense of such action; provided, further, however, that if the Holders are the Indemnified Party, the Holders shall be entitled to one (1) separate counsel at the expense of the Company and if underwriters are also Indemnified parties who are entitled to counsel separate from the indemnifying party, then all underwriters as a group shall be entitled to one (1) separate counsel at the expense of the Company. After notice from the indemnifying party of its election so to assume the defense thereof, the indemnifying party will not be liable to such Indemnified or Indemnifiable Party pursuant to the provisions of said Section 7.1 or 7.2 above for any legal or other expense subsequently incurred by such Indemnified or Indemnifiable Party in connection with the defense thereof, unless (i) the Indemnified or Indemnifiable Party shall have employed counsel in accordance with the provision of the preceding sentence, (ii) the indemnifying party shall not have employed counsel reasonably satisfactory to the Indemnified or Indemnifiable Party to represent the same within a reasonable time after the notice of the commencement of the action and within fifteen (15) days after written notice of the Indemnified or Indemnifiable Party’s intention to employ separate counsel pursuant to the previous sentence, (iii) the indemnifying party has authorized the employment of counsel for the Indemnified or Indemnifiable Party at the expense of the indemnifying party, or (iv) the indemnifying party has authorized the employment of counsel but such party or counsel fails to vigorously defend the action. No indemnifying party will consent to entry of any judgment or enter into any settlement, which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such Indemnified or Indemnifiable Party of a release from all liability in respect to such claim or litigation.

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7.4.	If recovery is not available under the foregoing indemnification provisions, for any reason other than as specified therein, the parties entitled to indemnification by the terms thereof shall be entitled to contribution to liabilities and expenses. In determining the amount of contribution to which the respective parties are entitled, there shall be considered the parties’ relative knowledge and access to information concerning the matter with respect to which the right to indemnification was asserted, the opportunity to correct and prevent any statement or omission, and any other equitable consideration appropriate under the circumstances. In no event shall any party that is found liable for fraudulent misrepresentation within the meaning of Section 1(f) of the Securities Act be entitled to contribution hereunder from any party not found so liable.

8.	COOPERATION OF THE HOLDERS

The Holders shall execute the documentation that is customary to effect a registration statement for such Holder’s securities.

9.	OBLIGATIONS OF THE COMPANY

Whenever required under this Agreement to effect the registration of any Registrable Shares, the Company shall use it best efforts, as expeditiously as possible:

9.1.	Prepare and file with the Commission a registration statement with respect to such Registrable Shares and use its best efforts to cause such registration statement to become effective with the Commission or pursuant to the blue sky laws of such jurisdictions as shall be reasonably requested by the Holders, and, upon the request of the Holder of the majority of the Registrable Shares registered thereunder, keep such registration statement effective for a period of up to two (2) years for any registration under Form F-3 (which shall be kept effective subject to the provisions of Rule 415), or for nine (9) months for any registration under F-1, or if sooner until the distribution contemplated in the registration statement has been completed.

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9.2.	Prepare and file with the Commission such amendments and supplements to such registration statement and the prospectus used in connection with such registration statement as may be necessary to comply with the provisions of the Securities Act with respect to the disposition of all Registrable Shares covered by such registration statement.

9.3.	Furnish to the Holders and each duly authorized underwriter such numbers of copies of a prospectus, including a preliminary prospectus, in conformity with the requirement of the Securities Act, and such other documents as they may reasonably request in order to facilitate the disposition of Registrable Shares owned by the Holders.

9.4.	In the event of any underwritten public offering, enter into and perform its obligations under an underwriting agreement, in usual and customary form, with the managing underwriter of such offering. Each Holder participating in such underwriting shall also enter into and perform its obligations under such agreement.

9.5.	Notify each Holder of Registrable Shares covered by such registration statement at any time when a prospectus relating thereto is required to be delivered under the Securities Act of the happening of any event as a result of which the prospectus included in such registration statement, as then in effect, includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances then existing, and promptly amend such prospectus by filing a post effective supplement so that such prospectus does not contain an untrue statement of material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances then existing, and deliver copies thereof to the Holder.

9.6.	Cause all Registrable Shares registered pursuant hereunder to be listed on each securities exchange on which similar securities issued by the Company are then listed.

9.7.	Provide a transfer agent and registrar for all Registrable Shares registered pursuant to this Agreement and a CUSIP number for all such Registrable Shares, in each case not later than the effective date of such registration.

9.8.	Furnish, at the request of any Holder, on the date that such Registrable Shares are delivered to the underwriters for sale in connection with a registration pursuant to this Agreement, if such securities are being sold through underwriters, or, if such securities are not being sold through underwriters, on the date that the registration statement with respect to such securities becomes effective (i) an opinion, dated such date, of the counsel representing the Company for the purposes of such registration, in form and substance as is customarily given to underwriters in an underwritten public offering, addressed to the underwriters, if any, and to such Holder, and (ii) a letter dated such date, from the independent certified public accountants of the Company, in form and substance as is customarily given by independent certified public accountants to underwriters in an underwritten public offering addressed to the underwriters, if any, and to such Holder.

9.9.	Promptly notify each Holder, if the Holder is selling Registrable Shares covered by a registration statement, of the issuance by the Commission of any stop order suspending the effectiveness of the registration statement or the initiation of any proceedings for that purpose. The Company shall use its reasonable best efforts to obtain the withdrawal of any order suspending the effectiveness of the registration statement.

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10.	FURNISH INFORMATION

It shall be a condition precedent to the obligations of the Company to take any action pursuant to Sections 2 or 3 that the Holders participating in such registrations shall furnish to the Company such information regarding themselves, the Registrable Shares held by them, and the intended method of disposition of such securities as shall be required to timely effect the registration of their Registrable Shares.

11.	PUBLIC INFORMATION

The Company shall undertake to make publicly available and available to the Holders adequate current public information within the meaning of, and as required pursuant to, Rule 144 and shall use its reasonable best efforts to satisfy the Registrant Requirements for the use of Form F-3 during the term of this Agreement.

12.	NON-UNITED STATES OFFERING

In the event of a public offering of securities of the Company outside of the United States, the Company will afford the Holders registration rights in accordance with applicable law and comparable in substance to the foregoing registration rights.

13.	ASSIGNMENT OF REGISTRATION RIGHTS

The rights to cause the Company to register Registrable Shares pursuant to this Agreement may only be assigned by an Holder (the “Assignment”), provided that (a) the Assignment shall be concurrent with the sale or transfer of Registrable Shares and only with respect to the transferred Registrable Shares, (b) the Company, is upon such transfer, furnished with written notice of the name and address of such transferee or assignee and the securities with respect to which such registration rights are being assigned, and (b) such transferee or assignee agrees in writing to be bound by and subject to the terms and conditions of this Agreement.

14.	CHANGES IN REGISTRABLE SHARES

If there are any changes in the Registrable Shares by way of stock split, stock dividend, combination or reclassification, or through merger, consolidation, reorganization or recapitalization, or by any other means, appropriate adjustment shall be made in the provisions of this Agreement, as may be required, so that the rights and privileges granted hereby shall continue with respect to the Registrable Shares as so changed.

15.	ENTIRE AGREEMENT

This Agreement constitutes the full and entire understanding and agreement among the parties hereto with respect to the subject matter hereof and supersedes all prior agreements and any and all registration rights that the Company had previously granted to any party hereto in any capacity whatsoever. Nothing in this Agreement, express or implied, is intended to confer upon any person, other than the parties hereto and their respective successors and assigns, any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided herein.

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16.	GOVERNING LAW; JURISDICTION

This Agreement shall be governed and construed according to the laws of the State of Israel, without regard to the conflict of laws provisions thereof, except for the clauses regarding registration rights, which will be interpreted in accordance with U.S. Federal Law. Any dispute arising under or in relation to this Agreement shall be resolved in the competent court for Tel Aviv-Jaffa District, and each of the parties hereby submits irrevocably to the jurisdiction of such court.

17.	SUCCESSORS AND ASSIGNS

Subject to the provisions of Section 14 above, the provisions hereof shall inure to the benefit of, and be binding upon, the successors, assigns, heirs, executors and administrators of the parties hereto.

18.	NOTICES

18.1.	All notices and other communications required or permitted hereunder to be given to a party to this Agreement shall be in writing and shall be telecopied or mailed by registered or certified mail, postage prepaid, or otherwise delivered by hand or by messenger, addressed to such party’s address as set forth below:

If to the Holders:	to such address and by facsimile as set forth in Schedule A.

If to the Company:	NUR Macroprinters Ltd.
Attn: David Amir, CEO
P.O. Box 1281
12 Abba Hillel Silver Street
Lod 71111
Israel
Facsimile: +972-8-9218918

or such other address with respect to a party as such party shall notify each other party in writing as above provided.

18.2.	Any notice sent in accordance with this Section 19 shall be effective (i) if mailed, five (5) business days after mailing, (ii) if sent by messenger, upon delivery, and (iii) if send via telecopier, upon transmission and telephonic confirmation of receipt.

19.	SEVERABILITY

Any invalidity, illegality or limitation on the enforceability of this Agreement or any part thereof, by any party whether arising by reason of the law of the respective party’s domicile or otherwise, shall in no way affect or impair the validity, legality or enforceability of this Agreement with respect to other parties. If any provision of this Agreement shall be judicially determined to be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

20.	TITLES AND SUBTITLES

The titles of the Sections of this Agreement are for convenience of reference only and are not to be considered in construing this Agreement.

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21.	COUNTERPARTS

This Agreement may be executed in any number of counterparts, each of which shall be an original, but all of which together shall constitute one instrument. This Agreement may be executed by exchange of signatures via facsimile.

22.	EFFECTIVE DATE

This Agreement shall become effective concurrently with the Closing of the Agreement for the Restructuring of Debt executed between the Company and the Banks on September 12, 2005.

[SIGNATURE PAGE TO FOLLOW]

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IN WITNESS WHEREOF, the parties have signed this Agreement, as of the date first appearing above.

NUR MACROPRINTERS LTD.

By: _________________
Name: David Amir
Title: President and Chief Executive Officer

By: _________________
Name: David Seligman
Title: Chief Financial Officer

___________________
Fortissimo Capital Fund GP, LP. on behalf of the
several partnerships for which it serves as the
General Partner

Name: _______________.

Title: ________________.	BANK HAPOALIM B.M.

By: ________________
Name: ________________
Title: ________________

By: ________________
Name: ________________
Title: ________________

BANK LEUMI LE-ISRAEL B.M.

By: ________________
Name: ________________
Title: ________________

By: ________________
Name: ________________
Title: ________________

ISRAEL DISCOUNT BANK LTD.

By: ________________
Name: ________________
Title: ________________

By: ________________
Name: ________________
Title: ________________

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SCHEDULE A

List Of Holders

Name of Holder	Address	Facsimile
Bank Hapoalim B.M.	50 Rothschild Blvd. Tel Aviv Israel Attn: Mr. Abraham Aroch	972-3-5674112
Bank Leumi le-Israel B.M.	24-32 Yehuda Halevi Street Tel Aviv 65546 Israel Attn: Mr. Giora Matityahu	972-3-5149161
Israel Discount Bank Ltd.	27/31 Yehuda Halevi Street Tel Aviv 65136 Israel Attn: Mr. Yitzchak Keinan	972-3-5666490
Fortissimo Capital Fund	14 Hamelacha Street, Park Afek, Rosh Ha'ayin Israel Attn: Mr. Yuval Cohen	972-3-915-7411

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September 12, 2005

To:
Bank Hapoalim B.M.
Bank Leumi Le'Israel B.M.
Israel Discount Bank Ltd.

Dear Madam / Sir,

Re:   Letter of undertaking

1.	Definitions

In this Letter of Undertaking the terms detailed below will have the meanings appearing at their side –

1.1.	“Discount” – Israel Discount Bank Ltd.

1.2.	“Lending Banks” - Poalim, Leumi and Discount.

1.3.	“Company” – NUR Macroprinters Ltd.

1.4.	“Credits” and/or “ Credit” – within the meaning of Section 6 to the Debt Arrangements Agreement.

1.5.	“Debt Arrangements Agreement” – Agreement for Restructuring of Debt of NUR Macroprinters Ltd., signed between the Company and the lending banks on September 12, 2005.

1.6.	“Subsidiaries”– NUR Asia Pacific Ltd., NUR America Inc., NUR Europe S.A.

1.7.	“Leumi” – Bank Leumi le-Israel B.M.

1.8.	“Poalim” – Bank Hapoalim B.M.

1.9.	“EBITDA”– the accumulative amount for the four consecutive quarters of the operating income from current operations before financing expenses (interest, linkage differences, rate of exchange and currency differences, and commissions) and taxes plus depreciation expenses on fixed assets and amortization expenses on intangible assets and non-recurring expenses on account of previous years which will be charged to the cost of sales and/or operating expenses, and less non-recurring revenues included as revenues before operating income (should there be any), provided that the aforesaid regarding the non-recurring amounts for previous years taken into account as mentioned will not exceed US$1,000,000 for the financial statements of 2007.

2.	Collateral

All the collateral and/or security that the Company provided and/or will provide to each of the lending banks and/or which was delivered and/or which will be delivered to each of the lending banks by a third party for the Company will also serve to secure the credits.

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3.	Subsidiary credits

3.1.	The Company undertakes that up to the date of the first measurement of the financial covenants in accordance with Section 4.2.2 (hereinafter: the “Date of the First Measurement”) it will not increase the balance of credit utilized of the subsidiaries from banks in Israel and/or abroad over an amount of €2.035 million (it should be mentioned, that the intended meaning of “balance of utilized credit”is: credits and/or loans of various types, including discounting transactions of notes and/or invoices of various types). The parties hereby confirm, that apart from the Letter of Undertaking and guarantees given to the lending banks by the subsidiaries, copies of which are attached as Appendix A to this Letter of Undertaking, the subsidiaries, correct as of the present date, do not have any undertakings or other obligations to the lending banks.

3.2.	In an event in that after the first date of measurement the Company will increase the utilization of the credit through subsidiaries over the amount of €2.035 million (hereinafter: the “Surplus Amount”) – the surplus amount will be added to the balance of the liabilities (as defined below) for the purpose of calculating the financial covenants required from the Company in accordance with Section 4 below.

4.	Financial covenants

4.1.	Providing any credit on account of credits not yet provided and the continued management of the credits provided or which will be provided to the Company will be subject to the Company’s meeting, on the measurement dates, the financial covenants detailed in this Section 4 below.

4.2.	The ratio between the Company’s total debts and liabilities to the lending banks plus the unutilized balance of the short-term credit framework allotted company plus the surplus amount (whatever it will be) (hereinafter: the “Balance of the Liabilities”), and EBITDA as defined above (hereinafter: the “Financial Ratio”), will not exceed on the measurement dates:

4.2.1.	For the period ended December 31, 2007 – there are no financial covenants.

4.2.2.	For 2008 – 13 (the measurement will be done according to the Company’s annual statements for 2008).

4.2.3.	For 2009 – 10.

4.2.4.	For 2010 – 8.

4.2.5.	For 2011 and thereafter – 6.

4.3.	Subject to the aforesaid, the examination of the above ratio will be done according to the data obtained from the consolidated quarterly and annual financial statements of the Company and the unutilized balance of the short-term framework plus the surplus amount from the lending banks, and the Company will report on the examination of the ratio to each of the lending banks according to the provisions of Section 6.2 below and this will be done each calendar quarter starting from the results of the third quarter of 2008 (i.e., in order to avoid any doubt, the first measurement will be made for the first three quarters of 2008), and as of that date and thereafter, a measurement will be made at the end of every quarter for the past 4 quarters.

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4.4.	Notwithstanding the aforesaid, in the event that the Company will not meet the financial covenants mentioned above, should the Company pay the lending banks in cash an amount equal to the total amount of principal that the Company is expected to pay to the bank during the 12 consecutive calendar months following that date and thereafter, for the credits (and this in accordance with the credit payments schedule), where these amounts will serve to repay the credit in accordance with the rules set forth in Section 7 below, this will be considered as if the Company had met the financial covenants for the four quarter after the date of the said payment.

4.5.	Subject to the aforesaid in Section 4.4 above, in every case where the Company violates one of the conditions of its financial covenants to the lending bank, each of the lending banks will have the right to demand immediate payment of all the credit and take any means that it deems appropriate for their collection in particular to realize all the collateral provided to it that the law permits at the Company’s expense and this without derogating from the lending bank’s right under the provisions of Section 8 below.

5.	Additional undertakings and declarations of the Company

The Company undertakes that up to the final and full repayment date of the credits, and if it does not obtain the prior written agreement of each of the lending banks to act otherwise, then:

5.1.	The Company will not take any resolutions regarding voluntary liquidation or a decision regarding a compromise or an agreement within the meaning of the Companies law – 1999 or any other law that will be an addition and/or instead and/or an application for a Stay of Proceedings Order in accordance with the Companies Law – 1999 or any other law that will come in addition to it and/or replace it.

5.2.	The total debts and liabilities of the Company to the lending banks stand at US$24 million where the internal division, correct as of the date of signing this Letter of Undertaking as detailed in Appendix B to this Letter of Undertaking. The total debts and liabilities of the Company to each of the lending banks will not exceed, at any time, the rate in percentages of total debts and liabilities to the Company as lending banks as detailed in Appendix B (the “Bank Ratio of the debts”). Without derogating from the aforesaid, a deviation of up to 10% will not be considered as a deviation in the ratio of each of the lending banks of the debts. In any case of a deviation higher than 10% of the ratio of any of the lending banks of the debts, whichever relevant, the Company will be obligated to amend the said deviations within 7 business days from the date on which the said deviation occurred.

6.	Reporting

6.1	In this clause the term “financial statements” will have the following meaning:

The annual and quarterly financial statements presented in accordance with generally accepted accounting principles; where the annual financial statements are audited and include the notes to the financial statements and management reports and quarterly reports in the form of a notice to the public.

The annual statements will be submitted to each of the lending banks within 7 days from the date of their publication, and in any case not later than 6 months from the end of each calendar year.

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The quarterly statements will be submitted to each of the lending banks within 7 days from the date of their publication, and in any case not later than 60 days from the end of every quarter.

6.2.	The Company will submit to each of the lending banks its annual financial statements starting from the date of signing this Letter of Undertaking.

6.3.	In addition, the Company will submit to each of the lending banks within 7 days from the date of publication and/or the submission of the financial statements to the lending banks as from the statement of the third quarter of 2008, details of all the data in connection with the financial covenants and signed by the Company’s CEO or CFO.

6.4.	The Company will report to each of the lending banks within 7 business days from the end of every calendar quarter detailed of the balances of the other lending banks correct as of the date of the end of the said calendar quarter.

6.5.	The Company is obligated to submit all the reports detailed in this clause as long as the credits have not been fully repaid.

7.	Early repayment

The Company will be entitled to repay the credit or any part thereof early, without any fine or early repayment commission, subject to the following accumulated terms:

7.1.	Early repayment will be done only on the date of repayment of the interest as detailed in the documents relating to the provision of the credit signed or which will be signed by the Company.

7.2.	The banks will be given prior notice of 7 business days before the date of the expected repayment.

7.3.	In the event that only part of the principal of the long term loan of the credits is repaid, then the balance of the long-term loan will be repaid over the original period set forth in the credit document provided that should the rate of interest for the long-term loan in accordance with the terms of the agreement for arranging the debts be fixed, the lending banks will be entitled only to a payment for the cost caused to them in connection with such early repayment.

7.4.	On the date of early repayment, the Company will pay the lending banks the principal of the amount of early repayment plus interest on it up to the exact date.

7.5.	Every early repayment of a long-term loan will be paid according to the pro-rata share of each of the lending banks to the total long-term loans provided to the Company by them.

8.	Demand for immediate repayment

Each of the banks will be entitled to demand the immediate repayment of the credit, if one or more of the events set forth in this clause occur, and in this case, the Company undertakes to pay each of the lending banks all the amounts due and/or which should be in connection to each of them with the credit correct as of that date and each of them will be entitled to debit the Company with all the above amounts and take all the steps that it deems appropriate to collect them, and in particularly to realize the collateral in any way that the law permits, at the expense of the Company:

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8.1.	Should the Company violate any of its obligations under its Letter of Undertaking and/or under any debenture and/or credit document and/or loans of various types and/or which will be signed by it in favor of each of the lending banks, including all the amendments to the debenture, should there be any and to the above document.

8.2.	Should any of the subsidiaries and/or any of the other subsidiaries of the Company in which it owns over 50% create any lien in favor of any third party excluding (a) a lien on an asset purchased by subsidiaries up to completion of payment for that asset, (b) liens on the assets of the said subsidiaries provided that the value of the assets pledged will not exceed $50,000) and/or violate any of its significant obligations under the Letter of Undertaking signed by it in favor of the lending bank provided that the lending violation is not corrected within 21 days from the date on which the Company knows of such violation.

8.3.	Should a temporary, permanent or other liquidator be appointed to the Company, a receiver, special manager or if a order of such proceedings pursuant to Section 60 of the Companies Law 1999 or according to any additional or other law which will replace it, or if a permanent liquidator is appointed to any of the subsidiaries.

8.4.	If the Company will not pay any of the lending banks any amount due to that bank from the Company under the document signed and/or which will be signed in connection with the credit within 14 days from the days stipulated for its payment.

8.5.	If the Company is deleted or is about to be deleted from the Register of Companies kept pursuant to the Companies Law – 1999 by the Registrar of Companies.

8.6.	Should the Company take a decision regarding voluntary liquidation or a decision regarding a compromise or arrangement within the meaning of the Companies Law – 1999 without receiving the prior written agreement of all the lending banks.

8.7.	Should all business activities, production work or commercial activities of the Company be discontinued or not renewed within 60 days of their being discontinued.

8.8.	Should the control of the Company change without the Company obtaining the prior written agreement of the bank for this. In connection with this subsection, the term “control” – as defined in the Securities Law – 1968. It is hereby clarified that each of the lending banks gave and is giving its agreement to a change and control in the Company as a result of the investment of Fortissimo Capital (hereinafter: “Fortissimo”), according to which Fortissimo will become a controlling shareholder in the Company in accordance with this agreement and (b) the change of control according to which Fortissimo will stop being a controlling shareholder in the Company provided that this will change in accordance with that set forth in the Term Sheet between the lending banks and Fortissimo dated September 12, 2005.

8.9.	If an attachment is imposed or a execution order issued on the Company’s property or against any of the collateral delivered to each of the lending banks by the Company provided that the following two conditions exist: (a) the attachment and/or execution order will not be removed within 30 days from the date of its imposition and (b) the total attachments and/or execution orders that will be in effect at that time, accumulatively, exceeds the total of four hundred thousand United States dollars (US$400,000). It is hereby clarified that the provisions of Section 6(a) of the Debt Arrangements Agreement will supersede the provisions of this sub-clause.

8.10.	Should the Company not meet the provisions of this Section 8 vis-a-vis any of the lending bank and that bank did not waive its rights to demand the immediate repayment of the credits it provided to the Company, each of the other lending banks will have right to make the credits they provided the Company immediately payable according to the debt arrangement agreement.

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9.	Subordination

The Company hereby declares and undertakes that as long as the Company will owe any of the lending banks any amounts on account of the credits, the Company will act as follows:

9.1.	The Company will not pay in any way or means whether directly or indirectly to its shareholders and/or to a member of the family of any of them, and/or to corporations controlled by any of them and/or to any third party who will replace them or act on their behalf, any amount on account of the capital notes that the Company issues or will issue in their favor and/or on account of the loan that was provided or will be provided to us by any of the aforesaid, or in connection with them, including, and without derogating from the generality of the aforesaid, the payments of principal, interest, commission and expenses (all the above expenses will hereinafter be called the “Loans”and all this without obtaining the prior written agreement of all of the lending banks.

9.2.	Unless the agreement of all the lending banks is received, the Company will not pay and not undertake to pay in any way or form, whether directly or indirectly, to its shareholders or to its controlling shareholders and/or to a member of the family of any of them and/or to companies and corporations in which any of the shareholders are an interested party in them and/or to any third party who will replace any of the above or act on their behalf:

9.2.1.	Dividends, unless the repayment of the principal of the long-term loan for a period of at least 12 months on accumulative basis and the financial ratio will be less than 3; should the financial ratio be higher than 3 and not exceed 4.5 then the amount of dividend to be distributed on the measurement date will be limited to 50% of the accumulated net income for the prior 4 quarters on the date of such measurement in Section 4.3 above, unless the dividend is distributed during that period – in such a case, the limitation of 50% will apply to the period from the end of the period for which the dividend was distributed; or

9.2.2	The management or consulting fees or amounts of money or money equivalents.

9.3.	The Company will not give and not undertake to give to its shareholders, existing or in the future and/or to any relation of any of them and/or companies or corporation in which its shareholders fully or party are interested parties in them, and or to any third party who will replace any of them or act on their behalf, directly or indirectly in any form or manner whatsoever, any loans or credits from the Company and/or any assistance from the Company to obtain loans and credits and/or guarantees from the company in favor of the factors mentioned above (hereinafter: “Loans and Guarantees from the Company”) and all this without obtaining the prior written agreement of the lending banks.

9.4.	The provisions of Section 9 above will not apply to a payment of up to three hundred thousand dollars ($300,000) on an accumulative basis to a controlling shareholder in the Company and/or to related companies including payments to Fortissimo in accordance with the management agreement between it and the Company, and will not apply to any shareholder who is not a controlling shareholder, compensation to directors, employees, officers of the Company and/or service providers given to the Company and/or fulfilling functions including the payment consulting fees and/or fees and/or payments to directors and/or an issue of options in accordance with a program to compensate employees and officers of the Company.

6

10.	Waiver of previous violations

10.1.	Each of the lending banks hereby waives, finally and irrevocably any of the rights it had for any violation whatsoever of terms of the credit by the Company including non compliance with financial covenants prior to signing this Letter of Undertaking and their realization and hereby confirms that it does and will not have any contention and/or demand excluding the event of an appointment of a permanent liquidator for the Company or a general receiver for the Company’s assets against the Company its subsidiaries and other subsidiaries, their shareholders, officers and/or anyone on their behalf in connection with non compliance with the terms of such credit.

10.2.	The Company hereby declares and undertakes that it does not have and it waives any contention and/or demand of any type whatsoever against each of the lending banks or subsidiaries and/or related companies and/or against any of their employees for the relationships between the Company and between any of those mentioned in this clause prior to signing this Letter of Undertaking, including, but without derogating from the generality of the aforesaid, in connection with transactions carried in the Company’s accounts, the calculation of interest, commissions and expenses, or the Company making investments in any of the lending banks, or in anything connected with the saving deposits or securities or conditioning a service by a service.

11.	Validity

This Letter of Undertaking will come into force on compliance with all the conditions as detailed below (hereinafter: the “Closing”):

11.1.	Section 5 to the share purchase agreement between the Company and Fortissimo dated August 21, 2005 (hereinafter: the “Investment Agreement”) and

11.2.	Section 10 to the Debt Arrangement Agreement.

12.	Miscellaneous

12.1.	A waiver of any of the lending banks on a previous or non compliance of one or more of the Company’s undertakings of that bank and/or non compliance with any of the terms according to this Letter of Undertaking will not be considered as agreement to additional non compliance with any of such terms or undertakings; the avoidance by that bank using any right under a letter of guarantee or under any law should not be interpreted as a waiver of that right. No alleviation of any of the terms by the lending banks will obligate them and should not be considered as agreement to non compliance with any of the terms and this done in writing by each of the lending banks.

12.2.	The Company’s rights under this Letter of Undertaking and/or the documents mentioned in it or connected with it cannot be assigned or transferred in any form whatsoever.

12.3.	Every notice that the Company must deliver to the lending banks mentioned in this Letter of Undertaking will be delivered by the Company to a factor in each of the lending banks as detailed in Appendix C or any other factor about which prior written notice of it will be delivered to the Company. Such notice will be delivered by personal delivery or by registered mail or by facsimile, provided that delivery by facsimile will be considered as delivered only if the Company has confirmation of the proper sending of the fax notice and telephone confirmation of the person who receives the facsimile in the bank.

7

Every notice that the lending bank must deliver to the Company in writing as mentioned in this Letter of Undertaking and/or any other document signed by the Company in favor of the lending bank and/or in accordance with any law, will be delivered by the lending banks to the Company’s CEO or CFO. Such notice will be delivered in a personal delivery or by registered mail or by facsimile provided that delivery by facsimile will be considered as delivered only if the bank has confirmation of the proper sending of the fax notice and telephone confirmation of the person who receives the facsimile in the Company.

12.4.	The stamp fax applying, should any apply, on this Letter of Undertaking and on the other documents to be signed in connection with it or in accordance therewith, will apply to the Company and paid by it in due time.

12.5.	In every case where there will be a contradiction between the provisions of this Letter of Undertaking and any other document signed by the Company prior to this document or that will be signed in the future will supersede the provisions of this undertaking will prevail unless specifically stipulated otherwise in a future document while mentioning this Letter of Undertaking including the provisions of clauses 2 to 6 (inclusive) to the letter of waiver and financial covenants dated June 29, 2005.

In witness whereof we hereby sign:

NUR Macroprinters Ltd.

Signature:	___________________
Name:	David Amir
Position:	President and CEO
Signature:	___________________
Name:	David Seligman
Position:	CFO

Lawyer’s certificate

I, the undersigned, Doron Faibish, Adv., hereby confirm that according to the documents of incorporation of the Company and a resolution on the Company’s Board of Directors dated September 12, 2005, the joint signature of David Amir and David Seligman together with the Company’s stamp or its name printed on this Letter of Undertaking binds the Company for all intents and purposes.

_______________________
Doron Faibish, Adv.
September 12, 2005

The aforesaid is agreed by us.
_____________________________
Bank Hapoalim B.M.

Signature:	_______________________
Name:	_______________________
Signature:	_______________________
Name:	_______________________

8

_____________________________
Bank Leumi Le'Israel B.M.

Signature:	_______________________
Name:	_______________________
Signature:	_______________________
Name:	_______________________

_____________________________
Israel Discount Bank Ltd.

Signature:	_______________________
Name:	_______________________
Signature:	_______________________
Name:	_______________________

Fortissimo Capital

Signature:	___________________
Name:	Yuval Cohen
Position:	Partner

9

Appendix A – Liabilities and guarantees of the subsidiaries

Attached

10

Appendix B – Debts and liabilities to the lending banks

Bank	The amount of debt in US$ thousands known on the date of the Letter of Undertaking	Amount of debt in $ subject to the debt arrangement	Rate of total debt to the lending banks
Bank Hapoalim B.M	23,174.3	12,908	53.45%
Bank Leumi Le'Israel B.M	15,899.5	8,856	36.67%
Israel Discount Bank Ltd.	4,280	2,384	9.87%

Appendix C – Addresses

Bank	Address

Bank Hapoalim B.M	Head Office
Avraham Aroch
Special Credits Division
41-45 Rothchild Avenue, "Zion House"
Tel-Aviv

Bank Leumi Leisrael B.M	Head Office
Giora Matityahu
Special Credits Division
35 Yehuda Halevi St.
Tel-Aviv

Israel Discount Bank Ltd.	Advocate Itzhak Keinan
Special Credits Division
20 Yehuda Halvi St.
Tel-Aviv

11

Exhibit D

Term Sheet

Current Debt of NUR Macroprinters Ltd:	As of September 12, 2005, the outstanding credit facilities of NUR Macroprinters, Ltd. (the “Company”) to each of Bank Hapoalim B.M. (“BNHP”), Bank Leumi Le-Israel B.M. (“BLL”) and Israel Discount Bank Ltd. (“Discount”) are as set forth in the Agreement for the Restructuring of the Debt of the Company entered into between the Company and the Banks (the “Company Agreement”), a copy of which is attached to this Term Sheet. All terms not otherwise defined herein shall bear the meaning ascribed to such term in the Company Agreement.

Debt Restructuring:	Upon the closing of the contemplated transactions (the “Closing”), the Banks will restructure the outstanding credit facilities to the Banks by way of converting the Converted Amount, receiving warrants to purchase Ordinary Shares of the Company and rescheduling the Remaining Amount, all as defined and set forth in the Company Agreement.

Fortissimo’s Investment:	As part of the debt restructuring as set forth above, Fortissimo Capital (“Fortissimo”), together with Co-Investors, shall invest $12,000,000 in the Company as follows: (i) $5,000,000 of which shall be invested at the Closing as a condition to the Closing, (ii) $5,000,000 shall be invested in the Company within 90 days of the Closing, of which $2,000,000 will be deposited with the Banks, pro rata to each Banks portion of the Converted Amount and which shall be released directly to the Banks as repayment of the short term loan as set forth in Section 6(a) of the Company Agreement, and (iii) $2,000,000 shall be invested on or prior to the first anniversary of the Closing.

A Co-Investor shall mean an entity that has entered into an agreement with Fortissimo pursuant to which Fortissimo shall have the right to either vote on behalf of such entity or direct such entity’s vote.

Fortissimo, together with all of the Co-Investors shall collectively be referred to as the “Syndicate”.

Sale of Shares by Fortissimo:	A transfer of Ordinary Shares and/or Warrants issued to Fortissimo by the Company under the Share Purchase Agreement entered into by Fortissimo and the Company on August 21, 2005 (the “SPA”), shall be subject to the following:

(i) unless otherwise approved in writing by the Banks, during the period commencing on the Closing and ending on twenty-four months from the Closing, (a) the Syndicate shall not hold less than 35% of the issued and outstanding shares of the Company, and (b) Fortissimo shall not, at any time, hold less than 51% of the voting rights of the Syndicate;

(ii) following the twenty-fourth month from the Closing, the Syndicate and Fortissimo shall be allowed to transfer their Ordinary Shares and/or warrants with no restrictions, provided, however, that if pursuant to a transfer the Syndicate shall hold less than 35% of the issued and outstanding shares of the Company, or Fortissimo shall hold less than a number of Ordinary Shares that represents 51% of the voting rights of the Syndicate, then such transfer shall be contingent on the Company repaying the Banks no less than one-third of the then outstanding long term debt (pursuant to Section 6(c) of the Company Agreement) to the Banks. Any attempted transfer that is not in accordance with this provision shall be null and void.

For the avoidance of doubt, the restrictions and provisions in subsections (i) and (ii) above, shall apply to reductions in the holdings of the Syndicate and/or Fortissimo due to Approved Offerings (other than options issued pursuant to the Company’s stock option plans).

Co-Sale:	In the event Fortissimo proposes to sell more than 50% of the Ordinary Shares held by it at the time of such proposed sale, it shall provide each of the Banks an opportunity to participate in such sale on a basis proportionate to the number of Ordinary Shares held by Fortissimo and those held by the Banks exercising their right of Co-Sale hereunder. For the avoidance of doubt, Fortissimo shall provide each of the Banks with prior notice of any such sale and shall allow the Banks a period of at least four (4) business days in order to determine whether to exercise its Warrants in order to exercise the Co-Sale right under this Section.

2

In the event that at the time of Fortissimo’s sale of its then issued and outstanding shares of the Company, the Banks hold less than four percent (4%) of the issued and outstanding share capital of the Company (assuming the conversion of all of the Banks Warrants into Ordinary Shares of the Company), the Banks shall not have the above described Co-Sale right with respect to such sale of shares by Fortissimo.

Bring along:	Following twenty-four months from the Closing, in the event that Fortissimo wishes to sell to a third party Ordinary Shares constituting more than 50% of the Ordinary Shares issued to it by the Company under the SPA, and at a price per Ordinary Share of $1.00 or greater, Fortissimo shall have the right to demand that each of the Banks participates in such sale on the same terms and conditions. If so requested by Fortissimo, each of the Banks will sell Ordinary Shares to such third party on a basis proportionate to the number of Ordinary Shares held by Fortissimo and those held by the Banks participating in such sale.

Assignment, Sale and/or Transfer of the Banks’ Warrant:	Each Bank may, at any time and without the approval of the Company or the other Banks, but subject to the right of first refusal of Fortissimo as set forth below, assign, sell or transfer, the Warrant (or any portion thereof) and the Ordinary Shares of the Company issuable pursuant to such Warrant (the “Warrant Shares”) in a private transaction to any third party, provided that such third party assumes the undertakings and obligations of the Banks with respect to the Warrant and/or the Warrant Shares as set forth under this Term Sheet and under the Company Agreement. The Banks undertakings hereunder and under the Company Agreement with respect to the Ordinary Shares, Warrant and Warrant Shares not so assigned, sold or transferred, shall remain valid and in full force.

3

Prior to any assignment, sale or transfer of all or any portion of the Warrant or Warrant Shares (other than a sale of Ordinary Shares on Nasdaq) by any of the Banks to a third party (the “Warrant/Share Transfer”), such Bank shall provide Fortissimo with a notice detailing the proposed Warrant/Share Transfer and the terms of the Warrant/Share Transfer (the “Warrant/Share Transfer Notice”). Within fourteen (14) days of the provision of the Warrant/Share Transfer Notice by the Bank, Fortissimo shall notify such Bank in writing of its intention to purchase such Warrants and/or Warrant Shares (or portion thereof) on terms that are identical to the terms of the proposed Warrant/Share Transfer as detailed in the Warrant/Share Transfer Notice (the “Fortissimo Notification”). In the event that in the Fortissimo Notification, Fortissimo stated that it intends to exercise its right to purchase the Warrant and/or Warrant Shares, Fortissimo shall provide to such Bank all of the funds for the abovementioned purchase within fourteen (14) days of the delivery of the Fortissimo Notification. In the event that Fortissimo did not: (i) deliver the Fortissimo Notification to the Bank within fourteen (14) days from the provision of the Warrant/Share Transfer Notice specifically stating its intention to purchase the Warrant and/or Warrant Shares from the Bank, or (ii) transfer the required funds for the purchase of the Warrant and/or Warrant Shares within fourteen (14) days of the delivery of the Fortissimo Notification, then the Bank shall immediately have the right to consummate the assignment, sale or transfer of the Warrant and/or Warrant Shares to the third party on the same terms and conditions as were provided for in the Warrant/Share Transfer Notice, within 120 days from such Notice.

Fortissimo shall not have such a right of first refusal if the Syndicate holds less than 4% of the issued and outstanding shares of the Company.

Assignment of Debt:	In consideration of the commitment of Fortissimo to invest in the Company, the Banks shall assign the Subordinated Debt, evidenced by the Subordinated Note to Fortissimo. The Subordinated Debt shall be subordinate to $15 million of the debt of the Company to the Banks. The Subordinated Debt shall not bear interest. In the event of either: (i) a bankruptcy, insolvency or reorganization proceeding under any bankruptcy or insolvency or similar law, whether voluntary or involuntary, which is properly commenced by or against the Company, which proceedings are not lifted or stayed within ninety (90) days thereafter; (ii) a receiver or liquidator is appointed to all, or substantially all, of the Company’s assets which appointment is not lifted or stayed within ninety (90) days thereafter; or (iii) the Company enters into a stay of proceedings pursuant to Section 350 of the Companies Law, 5759 – 1999 which proceedings are not lifted within ninety (90) days (unless such period of time prejudices the rights of the Banks in which case the time period shall not apply), (any of the above three scenarios hereinafter referred to as a “Liquidation”), then after the Banks shall have received an amount equal to fifteen million U.S. Dollars ($15,000,000), the Company shall repay the Subordinated Debt to the holder of the Subordinated Note.

4

The Subordinated Note shall not be secured by any of the securities and/or guarantees that the Company has granted, or will grant the Banks. In order to secure the Subordinated Note, Fortissimo shall register a floating charge over the assets of the Company, and such floating charge shall be subordinate to all of the securities and guarantees of the Banks in the Company and shall be released three years following the date of Closing. For the avoidance of doubt, the holders of the Subordinate Note shall not be entitled to enforce any security against the Company without the prior written consent of the Banks, but the Banks shall be allowed to enforce any of their securities and/or guarantees without the consent of the holder of the Subordinated Note.

Notwithstanding the above, the right to receive the repayment on account of the Subordinated Note shall expire on the third anniversary of the date of Closing. In other words, in the event of the occurrence of a Liquidation following the third anniversary of the date hereof, the holder of the Subordinated Note shall not be eligible for any repayment from the Company (or, for the avoidance of doubt, from the Banks) on account of the Subordinated Debt.

Confidentiality:	Subject to any duty or obligation imposed by any law or regulation applicable to the parties hereto, this term sheet is strictly confidential and the terms set forth herein are not to be divulged or transferred to any person or entity other than the Company, the Banks, Fortissimo or a potential Co-Investor.

Conditions to Closing:	Closing of the transactions contemplated hereunder shall be subject to the completion of all of the closing conditions as set forth in the Company Agreement and to the closing of the transactions and agreements contemplated thereby. In the event that all of the closing conditions set forth in the Company Agreement and the closing of all of the transactions and agreements contemplated thereby are not completed, to the satisfaction of the Banks, within 80 days of the date hereof, this Term Sheet and the obligations contemplated hereunder shall be null and void.

5

No Shop:	For a period commencing on the date hereof, and terminating on the earlier of: (i) the date of Closing, and (ii) 80 days from the date hereof, the Banks shall not solicit, negotiate and/or accept any debt restructuring agreements or offers with respect to the Company’s debt, nor shall the Banks transfer the Company’s debt to any third party.

___________________
Fortissimo Capital Fund GP, LP. on behalf of the several
partnerships for which it serves as the General Partner

Name: _______________.

Title: ________________.

____________________________
Bank Leumi Le-Israel B.M.

Name:__________________
Title:___________________

Name:__________________
Title: __________________	_________________________
Bank Hapoalim B.M.

Name: ___________________
Title: ___________________

Name: ___________________
Title: ___________________

________________________
Israel Discount Bank Ltd.

Name:_______________
Title:________________

Name:_______________
Title: ________________

6

Exhibit E

[Date]

To
[                                    ]
[                                    ]
[                                    ]

Re:	Letter of Indemnification

Dear [                      ]:

        In consideration of your agreement to continue to serve as a director of NUR Macroprinters Ltd., we hereby agree to indemnify you for certain potential liabilities for damages and expenses, which may result from a breach of certain of your duties to the Company. By signing this letter agreement, you thereby indicate your acceptance to the terms of this letter agreement.

        For purposes of this letter agreement, references to the “Company”, “us” or “we” refer to NUR Macroprinters Ltd. and references to “Office Holder” or “you” shall refer to you in your capacity as an officer or director of the Company.

Definitions

    1.        In this letter agreement the following capitalized terms shall have meaning as set forth below:

    1.1.        “Action” or any derivative of thereof shall include a decision or a failure to act, and including your Actions before the date of this letter agreement that were made during the term you served as an Office Holder in the Company.

1.2. “Companies Law” means the Companies Law, 5759 – 1999, as amended from time to time.

     1.3.        “Litigation Expenses” means reasonable litigation expenses, including attorney’s fees, incurred by you or imposed upon you by a court, in a claim brought against you by the Company or on its behalf or by another person, or in a criminal claim in which you were acquitted, or in a criminal claim in which you were convicted of a crime that does not require proof of criminal intent

1.4. “Office Holder” as defined in the Companies Law.

Obligation to Indemnify

    2.        Without limiting the Company’s right to indemnify you in accordance with the Company’s Amended and Restated Articles of Association, the Company hereby undertakes, with no right to renege:

     2.1.        To indemnify you for future obligations or expenses, as specified below, imposed on you in consequence of an act done in your capacity as an Office Holder of the Company or in consequence of being an Office Holder (in either cases whether arising after or prior to the date hereof), pursuant to the Company’s request, in another company in which the Company holds shares or has interests, as specified in this Section below:

     2.1.1.        a monetary obligation imposed on you or incurred by you in favor of another person pursuant to a judgment, including a judgment given in settlement or a court approved settlement of an arbitrator’s award, provided that such obligation is related to one or more of the events specified in Exhibit A of this letter agreement and that the total indemnification amount will not exceed the amount specified in Section 2.2 below;

     2.1.2.        reasonable legal fees, including attorney’s fees, incurred by you in consequence of an investigation or proceeding filed against you by an authority that is authorize to conduct such investigation or proceeding, and that resulted without filing an indictment against you and without imposing on you financial obligation in lieu of a criminal proceeding, or that resulted without filing an indictment against you but with imposing on you a financial obligation as an alternative to a criminal proceeding in respect of an offense that does not require the proof of criminal intent.

For the purposes hereof: (i) a proceeding that ended without an indictment in a matter in respect of a which an investigation was conducts, means – closing the case pursuant to Section 62 of the Criminal Procedure Act [Combined Version] 5742 – 1982 (the “Criminal Procedure Act”) or a stay of proceedings by the Administrator General pursuant to Section 231 of the Criminal Procedure Act; and (ii) “Financial obligation in lieu of a criminal proceeding,” means – a financial obligation imposed by law as an alternative to a criminal proceeding, including an administrative fine pursuant to the Administrative Offenses Act 5746 – 1985, a fine with respect to an offense which was defined as a “finable offense” under the Criminal Procedure Act, a fine or a forfeit.

     2.1.3.        reasonable litigation costs, including attorney’s fees, incurred by you or which you are ordered to pay by a court, in a proceedings filed against you by the Company or on its behalf or by another person, or in a criminal charge of which he is acquitted, or in a criminal charge of which you are convicted of an offence that does not require proof of criminal intent.

    2.2.        The aggregate indemnification amount that the Company shall pay to its Office Holders (in addition to sums that may be received from insurance companies in connection with insurance policies that the Company has purchased) pursuant to all the letters of indemnification that shall be issued by the Company, shall not exceed an amount equal to equal to the higher of fifty percent (50%) of the Company’s net equity or to the Company’s one time annual revenue in the year prior to the date of the claim with regard to a final judgment by a competent court, and three million United States dollars (US$3,000,000) with regard to Litigation Expenses (the “The Maximum Indemnification Amount”).

    2.3.        In the event the indemnification amount the Company is required to pay to its Office Holders, as set forth in Section 2.1 above, exceeds the Maximum Indemnification Amount (as existing at that time), the Maximum Indemnification Amount or its remaining balance will be divided pro rata between the Office Holders entitled to indemnification, in the manner that the amount of indemnification that each of the Office Holders will actually receive will be calculated in accordance with the ratio between the amount each individual Office Holder may be indemnified for, and the aggregate amount that all Office Holders may be indemnified for at the time of the indemnification.

    2.4.        Upon the occurrence of an event by virtue of which you are likely to be entitled to indemnification, the Company shall advance to you, from time to time, the funds required to cover the expenditures and payments related to handling the legal proceeding related to such event, in a manner that you shall not be required to pay for or personally finance your legal expenses, subject to the conditions and instructions in this letter agreement.

2.5. You will not be indemnified for any of the following:

    2.5.1.        A breach of a fiduciary duty by the Beneficiary, except for a breach of a fiduciary duty while acting in good faith and having reasonable grounds to assume that such act would be in the best interests of the Company;

2.5.2. A willful breach of the duty of care or reckless disregard for the circumstances or to the consequences of a breach of the duty of care towards the Company, unless only done in negligence;

2.5.3. an act done with intent to make unlawful personal profit; or

2.5.4. a fine or monetary penalty imposed upon you.

Conditions to Indemnification

    3.        The obligation to indemnify in accordance with this letter agreement is subject to the conditions set forth in this Section 3:

2

    3.1.        You shall notify the Company in writing of every legal proceeding that may be brought against you in connection with any event that may entitle you to indemnification, and of every warning made to you in writing pertaining to legal proceedings that may be commenced against you. This notice shall be made in a timely manner, immediately after you shall first be aware of such proceedings or warning, and you shall provide the Company or, the person designated by the Company, all documents in connection with such proceedings.

    3.2.        Upon the occurrence of an event that may entitle you to indemnification, you may appoint counsel of your choice, unless such counsel is reasonably deemed unacceptable by the Company, and provided that you inform the Company immediately of the identity of the counsel. If you do not inform the Company of your choice of counsel immediately after the need to retain arises, the Company may (but is not obligated to) appoint counsel on your behalf, within forty-five (45) days from the time of receiving the notice described in Section 3.1 above (or within a shorter period of time if the matter requires filing a response in any proceeding). The Company will not appoint counsel on your behalf in criminal cases. The Company and/or the aforementioned counsel shall be entitled to act with their exclusive discretion and to bring the proceeding to a close. The appointed counsel shall act and shall owe its duty of loyalty to the Company and to you. In the event that a conflict of interest shall arise between you and the Company, you shall inform the Company of such conflict of interest and shall be entitled to appoint counsel on your behalf, and the provisions of this letter agreement shall apply to expenses you may incur as a result of such appointment.

    3.3.        The Company may decide to settle a monetary obligation or to arbitrate a monetary obligation, provided that as a result of such settlement or arbitration, the lawsuit or the threat of a lawsuit against you shall be fully withdrawn. Following the Company’s request, you shall sign any document that shall empower the Company and/or the abovementioned counsel to act on your behalf with regard to your defense in the above-mentioned proceedings and to represent you in all matters pertaining to these proceedings.

    3.4.        You shall cooperate with the Company and with any counsel as set forth above in every manner that shall reasonably be required from you by any of them in connection with the handling of such legal proceedings, provided, that the Company shall cover all of your reasonable out-of-pocket expenses, subject to Section 3.2 above.

3.5. You will not be indemnified for amounts you shall be required to pay as a result of a settlement or arbitration, unless the Company agrees, in writing, to the settlement or to the arbitration.

    3.6.        The Company shall not be required to pay, according to this letter agreement, monies that were actually paid to you, or on your behalf or in your stead, through an insurance policy that the Company procured or through an obligation to any indemnification that was made by any other person other than the Company. For avoidance of doubt, it shall be clarified that the indemnification amount according to this letter agreement shall be independent of, and in addition to, the amount that shall be paid (if paid) pursuant to an insurance policy and/or any other indemnification.

    3.7.        Upon your request for an execution of a payment in connection to any event according to this letter agreement, the Company shall take all commercially reasonable steps according to applicable law to pay such payment and will do all that is required to obtain any approval that is required. If any required approval is not given for any reason, a payment, or any part of it, that will not be approved, as said above, shall be subject to the approval of a court and the Company shall take all commercially reasonable steps to attain the court’s approval.

Term

    4.        The Company’s obligations according to this letter agreement shall remain valid even if you have ceased to be an Office Holder of the Company, provided that acts for which you are given a commitment of indemnification were performed during the time you served as an Office Holder of the Company.

Reimbursement of the Company

    5.        In the event that the Company shall pay to you or in your place any amount pertaining to this letter agreement in connection with a legal proceeding, and afterwards it shall be determined that you are not entitled to any indemnification from the Company, you shall be required to repay such amounts, plus (i) linkage differentials linked to the Israeli Consumer Price Index; and (ii) interest as determined in accordance with the Income Tax Regulations (Determination of the Interest Rate), 1985, as amended from time to time. You will be required to repay these sums to the Company when requested to do so in writing by the Company and in accordance with a payment schedule that the Company shall determine.

3

Miscellaneous

    6.        This letter agreement and Exhibit A constitute the entire understanding and agreement between the Company and you regarding your indemnification by the Company for certain potential liabilities for damages and expenses, and it supersedes any and all prior discussions, representations, agreements and correspondence with regard to the subject matter hereof, including that certain Indemnification Agreement among the Company and you dated as of [ ], and may not be amended, modified or supplemented in any respect, except by a subsequent writing executed by both parties hereto.

    7.        The headings of the paragraphs of this letter agreement are inserted for convenience only and shall not be deemed to constitute part of this agreement or to affect the construction thereof.

    8.        The Company’s obligations according to this letter agreement shall be interpreted broadly and in a manner that shall facilitate its execution, to the extent permitted by law, and for the purposes for which it was intended. In the event of a conflict between any provision of this letter agreement and any provision of law that cannot be superseded, changed or amended, such provision of law shall supersede the specific provision in this letter agreement, but shall not limit or diminish the validity of the remaining provisions of this letter agreement.

    9.        Neither this letter agreement nor any part thereof may be assigned or transferred to any third party and may not be relied upon by any third party, including, but not limited to, any insurance company.

    10.        This letter agreement may be executed in any number of counterparts, each of which shall be deemed an original and enforceable against the parties actually executing such counterpart, and all of which together shall constitute one and the same instrument. This letter may be executed by facsimile transmission.

    11.        This letter agreement shall be governed by, interpreted and construed in accordance with the laws of the State of Israel. The competent courts in Tel Aviv, Israel shall have sole and exclusive jurisdiction regarding any dispute or claim arising hereunder.

        Please indicate your acceptance to the terms of this letter agreement by signing and dating them and returning a counterpart hereof to us.

Sincerely, NUR Macroprinters Ltd. BY: —————————————— Name: Title:

I agree to all terms of this letter agreement:

Signature:	________________
Name:	[ ]
Date:	[ ]

4

Exhibit A – Indemnifiable Events

Subject to any provision of the law, the events are as follows:

    1.        The issuance of securities including, but not limited to, the offering of securities to the public according to a prospectus, a private offering, the issuance of bonus shares or any other manner of security offering.

    2.        A “Transaction” as defined in Section 1 of the Companies Law, including the negotiation for, the signing and the performance of a transaction, transfer, sale, purchase or pledge of assets or liabilities (including securities), or the receiving of any right in any one of the above, receiving credit, granting securities and any Action connected directly or indirectly with such a Transaction.

    3.        Any filing or announcement required by Companies Laws and/or applicable securities laws and/or according to rules and/or regulations adopted by any Stock Exchange the Company’s securities are traded in.

    4.        Any decision regarding distribution, as defined in the Companies Law.

    5.        A change in the structure of the Company or the reorganization of the Company or any decision pertaining to these issues including, but not limited to, a merger, a split, a settlement between the Company and its shareholders and/or creditors, a change in the Company’s capital, the establishment of subsidiaries and their liquidation or sale, an allotment or distribution.

    6.        An announcement, a statement, including a position taken, or an opinion made in good faith by an officer in the course of his duties and in conjunction with his duties, including during a meeting of the Company’s board of directors or one of its committees.

    7.        An Action made in contradiction to the Company’s Memorandum of Association or Amended and Restated Articles of Association.

    8.        Any action or decision in relation to employer-employee relations, including the negotiation for, signing and performance of individual or collective employment agreements and other employees benefits (including allocation of securities to employees).

    9.        Any action or decision in relation to work safety and/or working conditions.

    10.        Negotiation for, signing and performance of insurance policy.

    11.        Any of the above events, pursuant to the Office Holder’s position in an affiliated corporation or in a corporation controlled by the Company.

    12.        Any claim or demand made by a customer, suppliers, contractors or other third parties transacting any form of business with the Company, its subsidiaries or affiliates, in the ordinary course of their business, relating to the negotiations or performance of such transactions, representations or inducements provided in connection thereto or otherwise.

    13.        Participation and/or non participation at the Company’s meetings of the board of directors, bona fide expression of opinion and/or voting and/or abstention from voting at the Company’s meetings of the board of directors.

    14.        Any claim or demand made under any securities laws or by reference thereto, or related to the failure to disclose any information in the manner or time such information is required to be disclosed pursuant to such laws, or related to inadequate or improper disclosure of information to shareholders, or prospective shareholders, or related to the purchasing, holding or disposition of securities of the Company or any other investment activity involving or affected by such securities, including any actions relating to an offer or issuance of securities of the Company or of its subsidiaries and/or affiliates to the public by prospectus or privately by private placement, in Israel or abroad, including the details that shall be set forth in the documents in connection with execution thereof.

5

    15.        Any claim or demand made for actual or alleged infringement, misappropriation or misuse of any third party’s intellectual property rights including, but not limited to confidential information, patents, copyrights, design rights, service marks, trade secrets, copyrights, misappropriation of ideas by the Company, its subsidiaries or affiliates.

    16.        Any claim or demand made by any third party suffering any personal injury and/or bodily injury and/or property damage to business or personal property through any act or omission attributed to the Company, its subsidiaries or affiliates, or their respective employees, agents or other persons acting or allegedly acting on their behalf.

    17.        Any claim or demand made directly or indirectly in connection with complete or partial failure, by the Company or any subsidiary or affiliate thereof, or their respective directors, officers and employees, to pay, report, keep applicable records or otherwise, of any foreign, federal, state, country, local, municipal or city taxes or other compulsory payments of any nature whatsoever, including without limitation, income, sales, use, transfer, excise, value added, registration, severance, stamp, occupation, customs, duties, real property, personal property, capital stock, social security, unemployment, disability, payroll or employee withholding or other withholding, including any interest, penalty or addition thereto, whether disputed or not.

    18.        Any administrative, regulatory or judicial actions, orders, decrees, suits, demands, demand letters, directives, claims, liens, investigations proceedings or notices of noncompliance or violation by any governmental entity or other person alleging potential responsibility or liability (including potential responsibility or liability for costs of enforcement, investigation, cleanup, governmental response, removal or remediation, for natural resources damages, property damage, personal injuries, or penalties or contribution, indemnification, cost recovery, compensation, or injunctive relief) arising out of, based on or related to (a) the presence of, release spill, emission, leaking, dumping, pouring, deposit, disposal , discharge, leaching or migration into the environment (each a “Release”) or threatened Release of, or exposure to, any hazardous, toxic, explosive or radioactive substance, wastes or other substances or wastes of any nature regulated pursuant to any environmental law, at any location, whether or not owned, operated, leased or managed by the Company or any of its subsidiaries, or (b) circumstances forming the basis of any violation of any environmental law, environmental permit, license, registration or other authorization required under applicable environmental and/or public health law.

    19.        Any administrative, regulatory or judicial actions, orders, decrees, suits, demands, demand letters, directives, claims, liens, investigations, proceedings or notices of noncompliance or violation by any governmental entity or other person alleging the failure to comply with any statute, law, ordinance, rule, regulation, order or decree of any of its subsidiaries and/or affiliates, or any of their respective business operations.

    20.        Actions in connection with the Company’s testing of products and/or in connection with the sale, distribution, license or use of such products.

    21.        Act or omissions resulting in the failure to maintain appropriate insurance and/or inadequate safety measures and/or a malpractice of risk management.

6

Exhibit F

[Date]

To
[                                    ]
[                                    ]
[                                    ]

Dear [                      ],

Re:     Exemption from Certain Breaches of Duty of Care

In consideration of your agreement to serve as a director of NUR Macroprinters Ltd., we hereby agree to exculpate you from certain potential liabilities for damages which may result from a breach of certain of your duties to the Company. By signing this letter agreement, you thereby indicate your acceptance to the terms of this letter agreement.

For purposes of this letter agreement, references to the “Company”, “us” or “we” refer to NUR Macroprinters Ltd. and references to “Office Holder” or “you” shall refer to you in your capacity as an officer or director of the Company.

Duty of Care; Obligation to Exculpate

1.	Under the provisions of the Companies Law, 5759-1999 (the “Companies Law”), you owe a duty of care to the Company in your capacity, and as a result of your position as Office Holder. This duty of care requires you to avoid negligent acts and act with the same skill, prudence and acumen that a reasonably prudent officer and/or director would act under similar circumstances. This includes, among others, the duty to utilize reasonable means to seek out, obtain and review appropriate information regarding (a) actions which you undertake in the name of the Company or in your position as an officer and/or director of the Company, and (b) corporate action for which your approval is sought or which is performed by you by virtue of your position as an officer and/or director of the Company.

2.	Subject to the restrictions imposed by the Companies Law, the Company’s Amended and Restated Articles of Association, and the limitations set forth herein and subject to your good faith attempt to comply with such duty, the Company hereby undertakes to exculpate you from your liability for any and all damages sustained by the Company as a result of a breach of your duty of care towards the Company, including damages sought through a derivative action filed by a director or shareholder on the Company’s behalf, except for derivative actions filed by you in your capacity as a director.

To the extent you hold or will hold office as an Office Holder of any of its wholly owned subsidiaries (the “Subsidiaries”) and subject to the applicable laws of the Subsidiaries, the Company further undertakes to use its best efforts to cause the Subsidiaries to exculpate you from breaches of your duty of care towards them under the terms of this letter agreement or similar terms permitted under applicable law.

Limitations

3.	No exculpation under this letter agreement will be valid or available in the event that:

3.1.	you are entitled to receive payment under an insurance policy with respect to the breach of duty of care giving rise to such liability, other than amounts which are in excess of such insurance coverage;

3.2.	the breach of your duty of care towards the Company was committed intentionally or recklessly; or

3.3.	you acted with intent to make unlawful personal profit.

4.	The Company’s obligations hereunder shall commence on the latter of (a) the date on which the amendment of the Company’s Amended and Restated Articles of Association permitting the exculpation hereunder was approved, (b) the date on which you commenced your office or employment as an Office Holder (the “Effective Date”) and will continue after termination of your office or employment by the Company, only with respect to actions or omissions giving rise to liability covered by the terms of this letter agreement and which occur on or after the Effective Date and prior to the termination of your office or employment, , provided, however, that any such cause of action giving rise to the breach of your duty of care is predicated on your being or having been an Office Holder of the Company.

5.	In addition, as an Office Holder of the Company you will have access to the Company’s Proprietary Information (as defined below). The confidentiality of the Proprietary Information is necessary and essential to protect the Company’s business. Therefore, no exculpation will be available under this letter agreement with respect to any unauthorized disclosure by you of the Proprietary Information committed in negligence actions or omissions or willful misconduct.

For the purpose of this letter agreement “Proprietary Information” means confidential information concerning the business and financial activities of the Company, including information relating to technologies and products (actual or planned), research and development activities, trade secrets and industrial secrets, and also confidential commercial information such as investments, investors, employees, customers, suppliers, marketing plans, etc.

Proprietary Information shall not be deemed to include any and all information disclosed by the Company that (a) was known to you prior to your association with the Company, (b) is or shall become part of the public knowledge, except as a result of the breach of your confidentiality obligations to the Company, (c) reflects information and data generally known in the industries or trades in which the Company operates, or (d) shall be required to be disclosed by law, governmental rule or regulation, or judicial or administrative process, provided, however, that you will notify the Company immediately upon receipt of such requirement.

Miscellaneous

6.	This letter agreement constitutes the entire understanding and agreement between the Company and you, and it supersedes any and all prior discussions, representations, agreements and correspondence with regard to the subject matter hereof, and may not be amended, modified or supplemented in any respect, except by a subsequent writing executed by both parties hereto.

7.	This letter agreement will not derogate from nor will it be deemed an amendment of any indemnification commitment previously made by the Company to you, subject to the compliance of any such commitment with the restrictions imposed by the Companies Law and the Company’s Amended and Restated Articles of Association.

8.	The headings of the paragraphs of this letter agreement are inserted for convenience only and shall not be deemed to constitute part of this agreement or to affect the construction thereof.

9.	In the event of any change in any applicable law, statute or rule which narrows the right of an Israeli company to exculpate an Office Holder, such changes, to the extent not otherwise required by such law, statute or rule to be applied to this letter agreement shall have no effect on the terms hereof or the parties’ rights and obligations hereunder.

10.	If all or any part of the terms hereof is held invalid or unenforceable by local law and/or a court of competent jurisdiction, such invalidity or unenforceability will not affect any of the other provisions hereof that are valid and enforceable all of which shall remain in full force and effect, as applicable. Furthermore, if such invalid or unenforceable provision may be modified or amended so as to be valid and enforceable as a matter of law and to give effect to an outcome which is consistent with that what was intended by the parties hereto, such provisions will be deemed to have been automatically modified or amended accordingly.

11.	The terms of this letter agreement are personal and therefore you may not assign, delegate or transfer any of its rights hereunder, and any attempt to do so shall be null and void.

12.	This letter agreement may be executed in any number of counterparts, each of which shall be deemed an original and enforceable against the parties actually executing such counterpart, and all of which together shall constitute one and the same instrument. This letter may be executed by facsimile transmission.

13.	This letter agreement shall be governed by and construed and enforced in accordance with the laws of the State of Israel, without application of the conflict of laws principles thereof. The parties hereby submit any dispute arising out of or in connection with this letter agreement to the sole and exclusive jurisdiction of the competent courts in the District of Tel Aviv and irrevocably waive any claim of inconvenient forum.

Please indicate your acceptance to the terms of this letter agreement by signing and dating them and returning a counterpart hereof to us.

Sincerely yours, [ ] [ ] NUR Macroprinters Ltd.

I agree to all terms of this letter:

Signature:	________________
Name:	[ ]
Date:	[ ]

Exhibit G

Description of the 2000 Stock Option Plan

        In 2000, NUR adopted the 2000 Stock Option Plan to provide for grants of service and non-employee options to purchase ordinary shares to officers, employees, directors and consultants of NUR. The Company’s 2000 Stock Option Plan provides that it is to be administered by the Board or by a committee appointed by the Board. The Board has broad discretion to determine the persons entitled to receive options under the 2000 Stock Option Plan, the terms and conditions on which options are granted, and the number of ordinary shares subject thereto, up to an aggregate amount of 2,497,590 ordinary shares. Subject to approval of shareholders at the annual meeting, the number of ordinary shares subject to the plan shall be 2,997,590.

        The exercise price of the option shares under the 2000 Stock Option Plan is determined by the Board; provided, however, that the exercise price of any option granted shall not be less than eighty percent (80%) of the Stock Value (as defined below) at the time of the grant of such options (the “Date of Grant”). The “Stock Value” at any time is equal to the then current Fair Market Value (as defined below) of the Company’s ordinary shares. For purposes of the 2000 Stock Option Plan, the “Fair Market Value” means, as of any date, the last reported sale price, on such date, of the ordinary shares on such principal securities exchange of the most recent prior date on which a sale of the ordinary shares took place.

        The Board determines the term of each option granted under the 2000 Stock Option Plan; provided, however, that the term of an option shall not be for more than ten (10) years. Upon termination of employment, all unvested options lapse. All options granted vest over a three to four-year period at the discretion of the Board. One-third of such options vest after the first or second anniversary of the Date of Grant, one-third after the second or third anniversary, and the final third after the third or fourth anniversary of the Date of Grant. Notwithstanding the foregoing, the Board may determine different vesting scheduled for consultant options in special circumstances.

        The options granted are subject to restrictions on transfer, sale, or hypothecation. Options and ordinary shares issuable upon the exercise of options granted to Israeli employees of NUR are held in a trust for a minimum period of up to three years and until the payment of all taxes due with respect to the grant and exercise (if any) of such options.

Exhibit H

Description of the 1998 Share Option Plan for Non-Employee Directors

        In 1998, NUR adopted the 1998 Share Option Plan for Non-Employee Directors (the “1998 Option Plan”) to provide for grants of options to purchase ordinary shares to NUR’s non-employee directors. The 1998 Option Plan, as amended, is administered by the Non-Employee Director Share Option Committee subject to Board approval. An aggregate amount of not more than 250,000 ordinary shares is reserved for grants under the 1998 Option Plan. The 1998 Option Plan will expire on December 8, 2008 (10 years after adoption), unless earlier terminated by the Board.

        Under the 1998 Option Plan, each non-employee director that served on the 1998 “Grant Date,” as defined below, automatically received an option to purchase 10,000 ordinary shares on such Grant Date and will receive an option to purchase an additional 10,000 ordinary shares on each subsequent Grant Date thereafter, provided that he or she is a non-employee director on the Grant Date and has served as such for the entire period since the last Grant Date. The “Grant Date” means, with respect to 1998, October 26, 1998, and with respect to each subsequent year, August 1. Directors first elected or appointed after the 1998 Grant Date, will automatically receive on such director’s first day as a director an option to purchase up to 10,000 ordinary shares prorated based on the number of full months of service between the prior Grant Date and the next Grant Date. Each such non-employee director would also automatically receive, as of each subsequent Grant Date, an option to purchase 10,000 ordinary shares provided he or she is a non-employee director on the Grant Date and has served for the entire period since the last Grant Date.

        The exercise price of the option shares under the 1998 Option Plan is 100% of the fair market of such ordinary shares at the date of grant of such options. The fair market value means, as of any date, the average closing bid and sale prices of the ordinary shares for the date in question as furnished by the National Association of Securities Dealers, Inc. through Nasdaq or any similar organization if Nasdaq is no longer reporting such information, or such other market on which the ordinary shares are then traded, or if not then traded, as determined in good faith (using customary valuation methods) by resolution of the members of NUR’s Board of Directors, based on the best information available to it. The exercise price is required to be paid in cash.

        The term of each option granted under the 1998 Option Plan is ten (10) years from the applicable date of grant. All options granted vest immediately upon the date of grant.

        The options granted would be subject to restrictions on transfer, sale or hypothecation. All options and ordinary shares issuable upon the exercise of options granted to the non-employee directors of NUR could be withheld until the payment of taxes due with respect to the grant and exercise (if any) of such options.